Exhibit 99.1

TD Bank Group Reports Second Quarter 2019 Results Report to Shareholders • Three and Six months ended April 30, 2019

The financial information in this document is reported in Canadian dollars and is based on the Bank's unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter last year:

•	Reported diluted earnings per share were $1.70, compared with $1.54.
•	Adjusted diluted earnings per share were $1.75, compared with $1.62.
•	Reported net income was $3,172 million, compared with $2,916 million.
•	Adjusted net income was $3,266 million, compared with $3,062 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2019, compared with the corresponding period last year:

•	Reported diluted earnings per share were $2.97, compared with $2.78.
•	Adjusted diluted earnings per share were $3.32, compared with $3.18.
•	Reported net income was $5,582 million, compared with $5,269 million.
•	Adjusted net income was $6,219 million, compared with $6,008 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The second quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $78 million ($66 million after-tax or 3 cents per share), compared with $86 million ($73 million after-tax or 4 cents per share) in the second quarter last year.
•	Charges associated with the acquisition of Greystone of $30 million ($28 million after-tax or 2 cents per share).

TORONTO, May 23, 2019 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the second quarter ended April 30, 2019. Second quarter reported earnings were $3.2 billion, up 9%, and adjusted earnings were $3.3 billion, up 7%, compared with the same quarter last year.

"TD achieved record earnings this quarter, reflecting continued year-over-year revenue growth in our retail businesses in Canada and the U.S., and stronger quarter-over-quarter results in our wholesale business," said Bharat Masrani, Group President and Chief Executive Officer, TD Bank Group. "We made strong progress in the quarter, adding new capabilities, strengthening our business, and advancing our strategic priorities as we continue to build the bank of the future."

Canadian Retail

Canadian Retail reported net income of $1,849 million and adjusted net income of $1,877 million, an increase of 1% and 2%, respectively, compared with the same quarter last year. Revenue grew by 8% reflecting increased volumes, higher margins, and more assets under management in its wealth businesses. Canadian Retail is already showing results from its "Future Ready" strategy and received the "Highest in Customer Satisfaction among the Big Five Retail Banks", according to the J.D. Power 2019 Canada Retail Banking Satisfaction Study1.

U.S. Retail

U.S. Retail reported and adjusted net income was $1,263 million (US$948 million), an increase of 29% (23% in U.S. dollars) on a reported basis and 20% (15% in U.S. dollars) on an adjusted basis, compared with the same quarter last year. TD Ameritrade contributed $258 million (US$195 million) in reported and adjusted earnings to the segment, an increase of 93% (82% in U.S. dollars) and 32% (27% in U.S. dollars), respectively, in the same quarter last year.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, reported net income of $1,005 million (US$753 million), up 19% (14% in U.S. dollars) on a reported basis and up 17% (12% in U.S. dollars) on an adjusted basis, from the same period last year. Earnings growth reflects higher deposit margins and increased loan and deposit volumes. U.S. Retail continued to invest in its digital platform and deliver industry-leading customer experiences, receiving the "Highest in Customer Satisfaction with Retail Banking in Southeast", according to the J.D. Power 2019 U.S. Retail Banking Satisfaction Study2.

Wholesale

Wholesale Banking saw a strong improvement over the first quarter of 2019, with net income of $221 million this quarter, reflecting higher trading-related revenue, advisory and underwriting fees from improved market conditions and increased client activity compared to the prior quarter. Compared to the second quarter last year, net income was $46 million lower, reflecting higher non-interest expenses, partially offset by lower provision for credit losses. The Wholesale Bank continues to invest in the global expansion of its U.S. dollar strategy.

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 12.0%.

[1]

TD Canada Trust received the highest score among the big five banks in the J.D. Power 2019 Canada Retail Banking Satisfaction Study of customers' satisfaction with their primary bank. Visit jdpower.com/awards.

[2]

TD Bank, America's Most Convenient Bank®, received the highest score in the Southeast region of the J.D. Power 2019 U.S. Retail Banking Satisfaction Study of customers' satisfaction with their own retail bank. Visit jdpower.com.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 1

Innovation

"We continue to enhance our omni capabilities and deliver new experiences to meet the evolving needs of our customers," added Masrani. "In recent months, we successfully converted our U.S. small business customers to our new digital platform, and participated in the launch of Verified.Me, which offers new options and added convenience to millions of Canadians."

Conclusion

"I want to thank our more than 85,000 colleagues across the globe for their significant contributions to the Bank's performance this quarter. I also want to congratulate them for our recent J.D. Power wins, which are testaments to their hard work and dedication to our customers," concluded Masrani.

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements" on page 4.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 2

ENHANCED DISCLOSURE TASK FORCE

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in 2012 to identify fundamental disclosure principles, recommendations and leading practices to enhance risk disclosures of banks. The index below includes the recommendations (as published by the EDTF) and lists the location of the related EDTF disclosures presented in the second quarter 2019 Report to Shareholders (RTS), Supplemental Financial Information (SFI), or Supplemental Regulatory Disclosures (SRD). Information on TD's website, SFI, and SRD is not and should not be considered incorporated herein by reference into the second quarter 2019 RTS, Management's Discussion and Analysis, or the Interim Consolidated Financial Statements. Certain disclosure references have been made to the Bank's 2018 Annual Report.

Type of Risk	Topic	EDTF Disclosure	Page
			RTS Second Quarter 2019	SFI Second Quarter 2019	SRD Second Quarter 2019	Annual Report 2018

General	1	Present all related risk information together in any particular report.	Refer to below for location of disclosures
	2	The bank's risk terminology and risk measures and present key parameter values used.				71-76,81,87, 89-91, 101-103
	3	Describe and discuss top and emerging risks.				67-71
	4	Outline plans to meet each new key regulatory ratio once applicable rules are finalized.	27, 40			62-63, 95-96, 98
Risk Governance and Risk Management and Business Model	5	Summarize the bank's risk management organization, processes, and key functions.				72-75
	6	Description of the bank's risk culture and procedures applied to support the culture.				71-72
	7	Description of key risks that arise from the bank's business models and activities.				61, 71, 76-103
	8	Description of stress testing within the bank's risk governance and capital frameworks.	31			60,75-76, 84,101
Capital Adequacy and Risk Weighted Assets	9	Pillar 1 capital requirements and the impact for global systemically important banks.	26-27, 74		1-3, 6	57-59, 63, 211
	10	Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.			1-3, 5	57
	11	Flow statement of the movements in regulatory capital.			4
	12	Discussion of capital planning within a more general discussion of management's strategic planning.				58-60, 101
	13	Analysis of how RWA relate to business activities and related risks.		4-7		60-61
	14	Analysis of capital requirements for each method used for calculating RWA.	31		10	77-79,81, 83-84
	15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios.			21-28, 31-33
	16	Flow statement reconciling the movements of RWA by risk type.	27-28		11-12
	17	Discussion of Basel III back-testing requirements.			42	80, 84, 89
Liquidity	18	The bank's management of liquidity needs and liquidity reserves.	33-35, 37-38			91-93
Funding	19	Encumbered and unencumbered assets in a table by balance sheet category.	36			94,204
	20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity at the balance sheet date.	40-42			98-100
	21	Discussion of the bank's funding sources and the bank's funding strategy.	36-37, 39-40			97-98
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolio and balance sheet.	30			82
	23	Breakdown of significant trading and non-trading market risk factors.	30-33			82, 84-87
	24	Significant market risk measurement model limitations and validation procedures.	31			83-87, 89
	25	Primary risk management techniques beyond reported risk measures and parameters.	31			83-87
Credit Risk	26	Provide information that facilitates users' understanding of the bank's credit risk profile, including any significant credit risk concentrations.	22-25, 61-66	15-31	1-5, 10-11, 13-42	44-57, 76-81, 162-169, 178, 180-182, 209-210
	27	Description of the bank's policies for identifying impaired loans.	66			52,130-131,137-138, 168
	28	Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.	22, 63-66	19, 23-24		49, 165-167
	29	Analysis of the bank's counterparty credit risks that arise from derivative transactions.			29-30, 34-38	79-80, 147, 174-175,178, 180-182
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.				80, 134, 147
Other Risks	31	Description of 'other risk' types based on management's classifications and discuss how each one is identified, governed, measured, and managed.				87-90, 101-103
	32	Discuss publicly known risk events related to other risks.	72-73			70-71, 202-204

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 3

MANAGEMENT'S DISCUSSION AND ANALYSIS
4	Caution Regarding Forward-Looking Statements
5	Financial Highlights
6	How We Performed
9	Financial Results Overview
14	How Our Businesses Performed
20	Quarterly Results
21	Balance Sheet Review
22	Credit Portfolio Quality
26	Capital Position
28	Managing Risk
43	Securitization and Off-Balance Sheet Arrangements

43	Accounting Policies and Estimates
45	Changes in Internal Control over Financial Reporting

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
46	Interim Consolidated Balance Sheet
47	Interim Consolidated Statement of Income
48	Interim Consolidated Statement of Comprehensive Income
49	Interim Consolidated Statement of Changes in Equity
50	Interim Consolidated Statement of Cash Flows
51	Notes to Interim Consolidated Financial Statements

76	SHAREHOLDER AND INVESTOR INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group ("TD" or the "Bank") for the three and six months ended April 30, 2019, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank's unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2018 Consolidated Financial Statements and related Notes and 2018 MD&A. This MD&A is dated May 22, 2019. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's 2018 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been revised to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank's 2018 Annual Information Form, is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC's website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2018 MD&A") in the Bank's 2018 Annual Report under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings "Business Outlook and Focus for 2019", and for the Corporate segment, "Focus for 2019", and in other statements regarding the Bank's objectives and priorities for 2019 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance, and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2018 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings "Significant Events" and "Significant and Subsequent Events in 2019" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2019", and for the Corporate segment, "Focus for 2019", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 4

TABLE 1:  FINANCIAL HIGHLIGHTS1

(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the six months ended
	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018
Results of operations
Total revenue	$10,228	$9,998	$9,482	$20,226	$18,857
Provision for credit losses	633	850	556	1,483	1,249
Insurance claims and related expenses	668	702	558	1,370	1,133
Non-interest expenses – reported	5,248	5,855	4,837	11,103	9,698
Non-interest expenses – adjusted[2]	5,163	5,161	4,759	10,324	9,552
Net income – reported	3,172	2,410	2,916	5,582	5,269

Net income – adjusted[2]	3,266	2,953	3,062	6,219	6,008
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$663.6	$648.5	$622.0	$663.6	$622.0
Total assets	1,356.6	1,322.5	1,283.8	1,356.6	1,283.8
Total deposits	875.3	849.3	829.8	875.3	829.8
Total equity	84.9	81.7	76.7	84.9	76.7

Total Common Equity Tier 1 Capital risk-weighted assets[3]	452.3	439.3	417.8	452.3	417.8
Financial ratios
Return on common equity – reported	16.5%	12.2%	16.8%	14.3%	14.9%
Return on common equity – adjusted[4]	17.0	15.0	17.6	16.0	17.1
Return on tangible common equity[4]	23.4	17.5	24.4	20.4	21.8
Return on tangible common equity – adjusted[4]	23.6	21.0	25.0	22.3	24.3
Efficiency ratio – reported	51.3	58.6	51.0	54.9	51.4
Efficiency ratio – adjusted[2]	50.5	51.6	50.2	51.0	50.4

Provision for credit losses as a % of net average loans and acceptances[5]	0.39	0.50	0.36	0.45	0.41
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.70	$1.27	$1.54	$2.97	$2.78
Diluted	1.70	1.27	1.54	2.97	2.78
Dividends per share	0.74	0.67	0.67	1.41	1.27
Book value per share	43.51	41.69	38.26	43.51	38.26
Closing share price[6]	76.42	74.00	72.11	76.42	72.11
Shares outstanding (millions)
Average basic	1,826.6	1,833.1	1,843.6	1,829.9	1,842.6
Average diluted	1,830.0	1,836.2	1,847.5	1,833.2	1,846.8
End of period	1,828.4	1,830.8	1,844.6	1,828.4	1,844.6
Market capitalization (billions of Canadian dollars)	$139.7	$135.5	$133.0	$139.7	$133.0
Dividend yield[7]	3.9%	3.8%	3.7%	3.9%	3.5%
Dividend payout ratio	43.4	52.6	43.5	47.4	45.6
Price-earnings ratio	12.3	12.3	12.7	12.3	12.7

Total shareholder return (1 year)[8]	10.0	2.6	16.3	10.0	16.3
Common share information – adjusted (Canadian dollars)[2]
Per share earnings
Basic	$1.75	$1.57	$1.62	$3.32	$3.18
Diluted	1.75	1.57	1.62	3.32	3.18
Dividend payout ratio	42.1%	42.7%	41.4%	42.4%	39.9%

Price-earnings ratio	11.6	11.4	11.9	11.6	11.9
Capital ratios
Common Equity Tier 1 Capital ratio[3]	12.0%	12.0%	11.8%	12.0%	11.8%
Tier 1 Capital ratio[3]	13.5	13.5	13.5	13.5	13.5
Total Capital ratio[3]	15.8	15.9	15.8	15.8	15.8

Leverage ratio	4.2	4.1	4.1	4.2	4.1

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
[3]

Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2019, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA are all 100%. For fiscal 2018, the scalars for inclusion were 80%, 83%, and 86%, respectively.

[4]	Metrics are non-GAAP financial measures. Refer to the "Return on Common Equity" and "Return on Tangible Common Equity" sections of this document for an explanation.
[5]	Excludes acquired credit-impaired (ACI) loans.
[6]	Toronto Stock Exchange (TSX) closing market price.
[7]

Dividend yield is calculated as the annualized dividend per common share paid divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.

[8]	Total shareholder return is calculated based on share price movement and dividends reinvested over a trailing one-year period.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with approximately 13 million active online and mobile customers. TD had $1.4 trillion in assets on April 30, 2019. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank's U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank's Interim Consolidated Statement of Income. At the segment level, the retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported1

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018
Net interest income	$5,872	$5,860	$5,398	$11,732	$10,828

Non-interest income	4,356	4,138	4,084	8,494	8,029
Total revenue	10,228	9,998	9,482	20,226	18,857
Provision for credit losses	633	850	556	1,483	1,249
Insurance claims and related expenses	668	702	558	1,370	1,133

Non-interest expenses	5,248	5,855	4,837	11,103	9,698
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,679	2,591	3,531	6,270	6,777
Provision for income taxes	773	503	746	1,276	1,786

Equity in net income of an investment in TD Ameritrade	266	322	131	588	278
Net income – reported	3,172	2,410	2,916	5,582	5,269

Preferred dividends	62	60	52	122	104
Net income available to common shareholders and non-controlling interests in subsidiaries	$3,110	$2,350	$2,864	$5,460	$5,165
Attributable to:
Common shareholders	$3,110	$2,332	$2,846	$5,442	$5,129

Non-controlling interests	–	18	18	18	36

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 6

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income1

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018
Operating results – adjusted
Net interest income	$5,872	$5,860	$5,398	$11,732	$10,828

Non-interest income[2]	4,356	4,138	4,084	8,494	8,118
Total revenue	10,228	9,998	9,482	20,226	18,946
Provision for credit losses	633	850	556	1,483	1,249
Insurance claims and related expenses	668	702	558	1,370	1,133

Non-interest expenses[3]	5,163	5,161	4,759	10,324	9,552
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,764	3,285	3,609	7,049	7,012
Provision for income taxes	787	678	763	1,465	1,416

Equity in net income of an investment in TD Ameritrade[4]	289	346	216	635	412
Net income – adjusted	3,266	2,953	3,062	6,219	6,008

Preferred dividends	62	60	52	122	104

Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	3,204	2,893	3,010	6,097	5,904
Attributable to:

Non-controlling interests in subsidiaries, net of income taxes	–	18	18	18	36

Net income available to common shareholders – adjusted	3,204	2,875	2,992	6,079	5,868
Pre-tax adjustments of items of note
Amortization of intangibles[5]	(78)	(80)	(86)	(158)	(171)
Charges related to the long-term loyalty agreement with Air Canada[6]	–	(607)	–	(607)	–
Charges associated with the acquisition of Greystone[7]	(30)	(31)	–	(61)	–
Charges associated with the Scottrade transaction[8]	–	–	(77)	–	(150)
Impact from U.S. tax reform[9]	–	–	–	–	(48)
Provision for (recovery of) income taxes for items of note
Amortization of intangibles[10]	(12)	(13)	(13)	(25)	(30)
Charges related to the long-term loyalty agreement with Air Canada	–	(161)	–	(161)	–
Charges associated with the acquisition of Greystone	(2)	(1)	–	(3)	–
Charges associated with the Scottrade transaction	–	–	(4)	–	(5)

Impact from U.S. tax reform[9]	–	–	–	–	405

Total adjustments for items of note	(94)	(543)	(146)	(637)	(739)
Net income available to common shareholders – reported	$3,110	$2,332	$2,846	$5,442	$5,129

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]

Adjusted Non-interest income excludes the following item of note: Adjustment to the carrying balances of certain tax credit-related investments, as explained in footnote 9 – first quarter 2018 – $(89) million. This amount was reported in the Corporate segment.

[3]

Adjusted Non-interest expenses exclude the following items of note: Amortization of intangibles, as explained in footnote 5 – second quarter 2019 – $55 million, first quarter 2019 – $56 million, second quarter 2018 – $62 million, first quarter 2018 – $63 million; these amounts were reported in the Corporate segment. Charges related to the long-term loyalty agreement with Air Canada, as explained in footnote 6 – first quarter 2019 – $607 million; this amount was reported in the Canadian Retail segment. Charges associated with the acquisition of Greystone, as explained in footnote 7 – second quarter 2019 – $30 million, first quarter 2019 – $31 million; this amount was reported in the Canadian Retail segment. Charges associated with Scottrade transaction, as explained in footnote 8 – second quarter 2018 – $16 million and first quarter 2018 – $5 million; these amounts were reported in the U.S. Retail segment.

[4]

Adjusted Equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles, as explained in footnote 5 – second quarter 2019 – $23 million, first quarter 2019 – $24 million, second quarter 2018 – $24 million, first quarter 2018 – $22 million; and the Bank's share of TD Ameritrade's deferred tax balances adjustment, as explained in footnote 9 – first quarter 2018 – $(41) million. The earnings impact of both of these items was reported in the Corporate segment. The Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade Financial Services Inc. ("Scottrade"), as explained in footnote 8 – second quarter 2018 – $61 million, and first quarter 2018 – $68 million. This item was reported in the U.S. Retail segment.

[5]

Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.

[6]

On January 10, 2019, the Bank's long-term loyalty program agreement with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"). In connection with the Transaction, the Bank recognized an expense of $607 million ($446 million after-tax) in the Canadian Retail segment during the first quarter of 2019.

[7]

On November 1, 2018, the Bank acquired Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. ("Greystone"). The Bank incurred acquisition-related charges including compensation to employee shareholders issued in common shares in respect of the purchase price, direct transaction costs, and certain other acquisition-related costs. These amounts have been recorded as an adjustment to net income and were reported in the Canadian Retail segment.

[8]

On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade, together with the Bank's purchase of TD Ameritrade shares issued in connection with TD Ameritrade's acquisition of Scottrade (the "Scottrade transaction"). Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income and include charges associated with the Bank's acquisition of Scottrade Bank and the after-tax amounts for the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade. These amounts were reported in the U.S. Retail segment.

[9]

In the first quarter of 2018, the reduction of the U.S. federal corporate tax rate enacted by the Tax Cuts and Jobs Act (the "U.S. Tax Act") resulted in a net charge to earnings of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a net $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The earnings impact was reported in the Corporate segment.

[10]

The amount reported for the six months ended April 30, 2018, excludes $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 7

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1

(Canadian dollars)	For the three months ended			For the six months ended
	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018
Basic earnings per share – reported	$1.70	$1.27	$1.54	$2.97	$2.78

Adjustments for items of note[2]	0.05	0.30	0.08	0.35	0.40
Basic earnings per share – adjusted	$1.75	$1.57	$1.62	$3.32	$3.18

Diluted earnings per share – reported	$1.70	$1.27	$1.54	$2.97	$2.78

Adjustments for items of note[2]	0.05	0.30	0.08	0.35	0.40
Diluted earnings per share – adjusted	$1.75	$1.57	$1.62	$3.32	$3.18

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TABLE 5:  AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1,2

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018
TD Bank, National Association (TD Bank, N.A.)	$21	$21	$24	$42	$46
TD Ameritrade Holding Corporation (TD Ameritrade)[3]	23	24	24	47	46
MBNA Canada	9	10	14	19	29
Aeroplan	5	4	5	9	9

Other	8	8	6	16	11
	66	67	73	133	141

Software and asset servicing rights	117	110	123	227	228
Amortization of intangibles, net of income taxes	$183	$177	$196	$360	$369

[1]

The amount reported for the six months ended April 30, 2018 excludes $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

[2]

Amortization of intangibles, with the exception of software and asset servicing rights, is included as items of note. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[3]	Included in Equity in net income of an investment in TD Ameritrade.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. For fiscal 2019, the capital allocated to the business segments is based on 10% CET1 Capital. Capital allocated to the business segments was based on 9% for fiscal 2018.

Adjusted Return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018

Average common equity	$77,369	$75,873	$69,579	$76,663	$69,332
Net income available to common shareholders – reported	3,110	2,332	2,846	5,442	5,129

Items of note, net of income taxes[1]	94	543	146	637	739
Net income available to common shareholders – adjusted	$3,204	$2,875	$2,992	$6,079	$5,868
Return on common equity – reported	16.5%	12.2%	16.8%	14.3%	14.9%

Return on common equity – adjusted	17.0	15.0	17.6	16.0	17.1

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders' equity less goodwill, imputed goodwill and intangibles on an investment in TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank's income producing assets, independent of whether or not they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 8

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018

Average common equity	$77,369	$75,873	$69,579	$76,663	$69,332
Average goodwill	17,083	17,021	16,031	17,067	16,024
Average imputed goodwill and intangibles on an investment in TD Ameritrade	4,136	4,170	4,060	4,160	4,090
Average other acquired intangibles[1]	717	676	696	690	728

Average related deferred tax liabilities	(269)	(238)	(222)	(254)	(257)

Average tangible common equity	55,702	54,244	49,014	55,000	48,747
Net income available to common shareholders – reported	3,110	2,332	2,846	5,442	5,129

Amortization of acquired intangibles, net of income taxes[2]	66	67	73	133	141
Net income available to common shareholders after adjusting for after-tax amortization of acquired intangibles	3,176	2,399	2,919	5,575	5,270

Other items of note, net of income taxes[2]	28	476	73	504	598
Net income available to common shareholders – adjusted	$3,204	$2,875	$2,992	$6,079	$5,868
Return on tangible common equity	23.4%	17.5%	24.4%	20.4%	21.8%

Return on tangible common equity – adjusted	23.6	21.0	25.0	22.3	24.3

[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

SIGNIFICANT AND SUBSEQUENT EVENTS IN 2019

Agreement for Air Canada Credit Card Loyalty Program

On January 10, 2019, the Bank's long-term loyalty program agreement (the "Loyalty Agreement") with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"). Under the terms of the Loyalty Agreement, the Bank will become the primary credit card issuer for Air Canada's new loyalty program when it launches in 2020 through to 2030. TD Aeroplan cardholders will become members of Air Canada's new loyalty program and their miles will be transitioned when Air Canada's new loyalty program launches in 2020.

In connection with the Transaction, the Bank paid $622 million plus applicable sales tax to Air Canada, of which $547 million ($446 million after sales and income taxes) was recognized in non-interest expenses – other in the Canadian Retail segment during the first quarter of 2019, and $75 million was recognized as an intangible asset which will be amortized over the Loyalty Agreement term. In addition, the Bank prepaid $308 million plus applicable sales tax for the future purchase of loyalty points over a ten-year period. The Bank also expects to incur additional pre-tax costs of approximately $100 million over two years to build the functionality required to facilitate the new program. The Transaction reduced the Bank's CET1 ratio by approximately 13 basis points (bps).

Acquisition of Greystone

On November 1, 2018, the Bank acquired 100% of the outstanding equity of Greystone for consideration of $817 million, of which $475 million was paid in cash and $342 million was paid in the Bank's common shares. The value of 4.7 million common shares issued as consideration was based on the volume weighted average market price of the Bank's common shares over the 10 trading day period immediately preceding the fifth business day prior to the acquisition date and was recorded based on market price at close. Common shares of $167 million issued to employee shareholders in respect of the purchase price will be held in escrow for two years post-acquisition, subject to their continued employment, and will be recorded as a compensation expense over the two-year escrow period.

The acquisition was accounted for as a business combination under the purchase method. As at November 1, 2018, the acquisition contributed $169 million of assets and $55 million of liabilities. The excess of accounting consideration over the fair value of the identifiable net assets has been allocated to customer relationship intangibles of $140 million, deferred tax liability of $37 million, and goodwill of $433 million. Goodwill is not deductible for tax purposes. The results of the acquisition have been consolidated from the acquisition date and reported in the Canadian Retail segment. The purchase price allocation is subject to refinement and may be adjusted to reflect new information about facts and circumstances that existed at the acquisition date during the measurement period.

Normal Course Issuer Bid

As approved by the Board on May 22, 2019, the Bank announced its intention to initiate a normal course issuer bid (NCIB) for up to 20 million of its common shares, subject to the approval of OSFI and the TSX. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank's performance on an adjusted basis for the second quarter of 2019. Shareholder performance indicators help guide and benchmark the Bank's accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the "How the Bank Reports" section of this document.

•

Adjusted diluted earnings per share for the six months ended April 30, 2019, increased 4% from the same period last year. The Bank's goal is to achieve 7 to 10% adjusted earnings per share growth over the medium term.

•	Adjusted ROTCE for the six months ended April 30, 2019, was 22.3%.
•	For the twelve months ended April 30, 2019, the total shareholder return was 10.0% compared to the Canadian peer[3] average of 7.6%.

[3]	Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 9

Net Income

Quarterly comparison – Q2 2019 vs. Q2 2018

Reported net income for the quarter was $3,172 million, an increase of $256 million, or 9%, compared with the second quarter last year. The increase reflects higher revenue and a higher contribution from TD Ameritrade, partially offset by higher non-interest expenses, insurance claims, and provision for credit losses (PCL). Adjusted net income for the quarter was $3,266 million, an increase of $204 million, or 7%.

By segment, the increase in reported net income was due to an increase in U.S. Retail of $284 million, or 29%, an increase in Canadian Retail of $16 million, or 1%, and a lower net loss in the Corporate segment of $2 million, or 1%, partially offset by a decrease in Wholesale Banking of $46 million, or 17%.

Quarterly comparison – Q2 2019 vs. Q1 2019

Reported net income for the quarter increased $762 million, or 32%, compared with the prior quarter. The increase was largely due to charges related to the agreement with Air Canada in the prior quarter, higher revenue in Wholesale Banking, and lower PCL. Adjusted net income for the quarter increased $313 million, or 11%.

By segment, the increase in reported net income was due to an increase in Canadian Retail of $470 million, or 34%, an increase in Wholesale Banking of $238 million, an increase in U.S. Retail of $23 million, or 2%, and a lower net loss in the Corporate segment of $31 million, or 16%.

Year-to-date comparison – Q2 2019 vs. Q2 2018

Reported net income of $5,582 million increased $313 million, or 6%, compared with the same period last year. The increase reflects higher revenue, the impact from U.S. tax reform in the same period last year, and a higher contribution from TD Ameritrade, partially offset by higher non-interest expenses, including charges related to the agreement with Air Canada, and higher insurance claims and PCL. Adjusted net income was $6,219 million, an increase of $211 million, or 4%, compared with the same period last year.

By segment, the increase in reported net income was due to an increase in U.S. Retail of $572 million, or 30%, a lower net loss in the Corporate segment of $444 million, or 56%, partially offset by a decrease in Canadian Retail of $362 million, or 10%, and a decrease in Wholesale Banking of $341 million, or 63%.

Net Interest Income

Quarterly comparison – Q2 2019 vs. Q2 2018

Net interest income for the quarter was $5,872 million, an increase of $474 million, or 9%, compared with the second quarter last year. The increase reflects volume growth and higher margins in the Canadian and U.S. Retail segments, and the impact of foreign currency translation.

By segment, the increase in net interest income was due to an increase in U.S. Retail of $254 million, or 13%, an increase in Canadian Retail of $229 million, or 8%, and an increase in the Corporate segment of $1 million, partially offset by a decrease in Wholesale Banking of $10 million, or 4%.

Quarterly comparison – Q2 2019 vs. Q1 2019

Net interest income for the quarter increased $12 million, compared with the prior quarter, primarily due to higher net interest income in Wholesale Banking reflecting improved market conditions, and higher margins and volume growth in the Canadian Retail segment, partially offset by the impact of fewer days in the current quarter.

By segment, the increase in net interest income was due to an increase in Wholesale Banking of $89 million, or 51%, partially offset by a decrease in Canadian Retail of $34 million, or 1%, a decrease in the Corporate segment of $27 million, or 7%, and a decrease in U.S. Retail of $16 million, or 1%.

Year-to-date comparison – Q2 2019 vs. Q2 2018

Net interest income was $11,732 million, an increase of $904 million, or 8%, compared with the same period last year. The increase was primarily due to volume growth and higher margins in the Canadian and U.S. Retail segments, and the impact of foreign currency translation, partially offset by lower net interest income in Wholesale Banking reflecting challenging market conditions in the first quarter of this year.

By segment, the increase in net interest income was due to an increase in U.S. Retail of $561 million, or 14%, an increase in Canadian Retail of $448 million, or 8%, and an increase in the Corporate segment of $61 million, or 9%, partially offset by a decrease in Wholesale Banking of $166 million, or 28%.

Non-Interest Income

Quarterly comparison – Q2 2019 vs. Q2 2018

Reported non-interest income for the quarter was $4,356 million, an increase of $272 million, or 7%, compared with the second quarter last year. The increase was primarily due to higher fee-based revenue, changes in the fair value of investments supporting claims liabilities, the acquisition of Greystone, and the impact of foreign currency translation.

By segment, the increase in reported non-interest income was due to an increase in Canadian Retail of $218 million, or 8%, an increase in U.S. Retail of $23 million, or 4%, an increase in the Corporate segment of $21 million, or 25%, and an increase Wholesale Banking of $10 million, or 2%.

Quarterly comparison – Q2 2019 vs. Q1 2019

Reported non-interest income for the quarter increased $218 million, or 5%, compared with the prior quarter. The increase was primarily due to higher non-interest income in Wholesale Banking reflecting improved market conditions, changes in the fair value of investments supporting claims liabilities, and higher asset levels in the wealth management business, partially offset by the effect of fewer days in the current quarter, and a seasonal decline in personal banking fees in the U.S. Retail segment.

By segment, the increase in reported non-interest income was due to an increase in Wholesale Banking of $216 million, or 53%, an increase in the Corporate segment of $21 million, or 25%, and an increase in Canadian Retail of $5 million, partially offset by a decrease in U.S. Retail of $24 million, or 3%.

Year-to-date comparison – Q2 2019 vs. Q2 2018

Reported non-interest income was $8,494 million, an increase of $465 million, or 6%, compared with the same period last year. The increase reflects higher revenues from the insurance business, higher fee-based revenue, the impact from U.S. tax reform in the same period last year, the acquisition of Greystone, and the impact of foreign currency translation, partially offset by lower non-interest income in Wholesale Banking reflecting challenging market conditions in the first quarter of this year.

By segment, the increase in reported non-interest income was due to an increase in Canadian Retail of $437 million, or 8%, an increase in Corporate of $149 million, and an increase in U.S. Retail of $21 million, or 2%, partially offset by a decrease in Wholesale Banking of $142 million, or 12%.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 10

Provision for Credit Losses

Quarterly comparison – Q2 2019 vs. Q2 2018

PCL for the quarter was $633 million, an increase of $77 million, or 14%, compared with the second quarter last year. PCL – impaired for the quarter was $593 million, an increase of $73 million, or 14%, reflecting low prior period provisions driven by strong credit performance and volume growth in Canadian Retail, and volume growth, seasoning, and mix shift in the U.S. strategic credit card portfolios, largely recognized in the Corporate segment. PCL – performing for the quarter was $40 million, an increase of $4 million, or 11%, reflecting current quarter provisions in the Canadian personal lending portfolios and volume growth in the U.S. commercial portfolio, partially offset by prior year credit migration in Wholesale Banking. Total PCL for the quarter as an annualized percentage of credit volume was 0.39%.

By segment, increase in PCL was due to an increase in Canadian Retail of $61 million, or 28%, an increase in U.S. Retail of $22 million, or 11%, an increase in the Corporate segment of $15 million, or 13%, partially offset by a decrease in Wholesale Banking of $21 million.

Quarterly comparison – Q2 2019 vs. Q1 2019

PCL for the quarter decreased by $217 million, or 26%, compared with the prior quarter. PCL – impaired was $593 million, a decrease of $124 million, or 17%, reflecting lower provisions for the U.S. commercial portfolio and seasonal trends in the U.S. credit card and auto portfolios. PCL – performing was $40 million, a decrease of $93 million, or 70%, reflecting seasonal trends in the U.S. credit card portfolios and prior quarter credit migration in Canadian Retail and Wholesale Banking, partially offset by a prior quarter migration from performing to impaired in the U.S. commercial portfolio. Total PCL for the quarter as an annualized percentage of credit volume was 0.39%.

By segment, the decrease in PCL was due to a decrease in Corporate segment of $95 million, or 42%, a decrease in U.S. Retail of $80 million, or 26%, a decrease in Canadian Retail of $30 million, or 10%, and a decrease in Wholesale Banking of $12 million.

Year-to-date comparison – Q2 2019 vs. Q2 2018

PCL was $1,483 million, an increase of $234 million, or 19%, compared with the same period last year. PCL – impaired was $1,310 million, an increase of $233 million, or 22%, reflecting volume growth, seasoning, and mix shift in the U.S. credit card portfolios, higher provisions in the U.S. commercial portfolio, and increased provisions and volume growth in Canadian Retail. PCL – performing was $173 million, an increase of $1 million, or 1%, reflecting credit migration in Canadian Retail, offset by lower provisions for the U.S. auto portfolio, and prior period credit migration in Wholesale Banking. Total PCL as an annualized percentage of credit volume was 0.45%.

By segment, the increase in PCL was due to an increase in Canadian Retail of $101 million or 21%, an increase in U.S. Retail of $81 million or 18%, an increase in the Corporate segment of $59 million, or 20% (largely reflecting PCL for the U.S. strategic cards portfolio, which is offset in Corporate segment non-interest expenses), partially offset by a decrease in Wholesale Banking of $7 million, or 78%.

TABLE 8:  PROVISION FOR CREDIT LOSSES

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018
Provision for credit losses – Stage 3 (impaired)
Canadian Retail	$256	$264	$219	$520	$456
U.S. Retail	199	285	199	484	386
Wholesale Banking	–	–	(8)	–	(8)

Corporate[1]	138	168	110	306	243
Total provision for credit losses – Stage 3	593	717	520	1,310	1,077

Provision for credit losses – Stage 1 and Stage 2 (performing)[2]
Canadian Retail	24	46	–	70	33
U.S. Retail	27	21	5	48	65
Wholesale Banking	(5)	7	24	2	17

Corporate[1]	(6)	59	7	53	57
Total provision for credit losses – Stage 1 and Stage 2	40	133	36	173	172
Total provision for credit losses	$633	$850	$556	$1,483	$1,249

[1]	Includes PCL on the retailer program partners' share of the U.S. strategic cards portfolio.
[2]	Includes financial assets, loan commitments, and financial guarantees.

Insurance claims and related expenses

Quarterly comparison – Q2 2019 vs. Q2 2018

Insurance claims and related expenses for the quarter were $668 million, an increase of $110 million, or 20%, compared with the second quarter last year, reflecting changes in the fair value of investments supporting claims liabilities, less favourable prior years' claims development, and higher current year claims, partially offset by decreases in reinsurance claims assumed and less severe weather-related events.

Quarterly comparison – Q2 2019 vs. Q1 2019

Insurance claims and related expenses for the quarter decreased $34 million, or 5%, compared with the prior quarter, reflecting more favourable prior years' claims development and lower current year claims, partially offset by the impact of changes to actuarial assumptions in the life and health business in the prior quarter, changes in the fair value of investments supporting claims liabilities, and more severe weather-related events.

Year-to-date comparison – Q2 2019 vs. Q2 2018

Insurance claims and related expenses were $1,370 million, an increase of $237 million, or 21%, compared with the same period last year. The increase reflects changes in the fair value of investments supporting claims liabilities, less favourable prior years' claims development, and higher current year claims, partially offset by less severe weather-related events and the impact of changes to actuarial assumptions in the life and health business.

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q2 2019 vs. Q2 2018

Reported non-interest expenses were $5,248 million, an increase of $411 million, or 8%, compared with the second quarter last year, reflecting additional employees supporting business growth, higher spend on strategic initiatives, the impact of foreign currency translation, charges related to the acquisition of

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 11

Greystone, and continued investments supporting the global expansion of Wholesale Banking's U.S. dollar strategy. Adjusted non-interest expenses were $5,163 million, an increase of $404 million, or 8%.

By segment, the increase in reported non-interest expenses was due to an increase in Canadian Retail of $249 million, or 11%, an increase in Wholesale Banking of $81 million, or 16%, an increase in the Corporate segment of $42 million, or 7%, and an increase in U.S. Retail of $39 million, or 3%.

The Bank's reported efficiency ratio was 51.3%, compared with 51.0% in the second quarter last year. The Bank's adjusted efficiency ratio was 50.5%, compared with 50.2% in the second quarter last year.

Quarterly comparison – Q2 2019 vs. Q1 2019

Reported non-interest expenses for the quarter decreased $607 million, or 10%, compared with the prior quarter, largely due to charges related to the agreement with Air Canada in the prior quarter, and fewer days in the current quarter, partially offset by charges related to the acquisition of Greystone. Adjusted non-interest expenses decreased $2 million.

By segment, the decrease in reported non-interest expenses was due to a decrease in Canadian Retail of $603 million, or 20%, a decrease in U.S. Retail of $84 million, or 5%, and a decrease in Wholesale Banking of $5 million, or 1%, partially offset by an increase in the Corporate segment of $85 million, or 15%.

The Bank's reported efficiency ratio was 51.3%, compared with 58.6% in the prior quarter. The Bank's adjusted efficiency ratio was 50.5%, compared with 51.6% in the prior quarter.

Year-to-date comparison – Q2 2019 vs. Q2 2018

Reported non-interest expenses of $11,103 million increased $1,405 million, or 14%, compared with the same period last year, primarily reflecting charges related to the agreement with Air Canada, additional employees supporting business growth, higher spend on strategic initiatives, and the impact of foreign currency translation. Adjusted non-interest expenses were $10,324 million, an increase of $772 million, or 8%.

By segment, the increase in reported non-interest expenses was due to an increase in Canadian Retail of $1,022 million, or 22%, an increase in U.S. Retail of $203 million, or 7%, an increase in Wholesale Banking of $157 million, or 15%, and an increase in the Corporate segment of $23 million, or 2%.

The Bank's reported efficiency ratio was 54.9%, compared with 51.4% in the same period last year. The Bank's adjusted efficiency ratio was 51.0%, compared with 50.4% in the same period last year.

Income Taxes

As discussed in the "How the Bank Reports" section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank's effective income tax rate on a reported basis was 21.0% for the second quarter, compared with 21.1% in the second quarter last year and 19.4% in the prior quarter. The year-over-year decrease was due to slightly higher tax-exempt dividend income and the positive impact of tax items, partially offset by the effects of higher income before taxes. The quarter-over-quarter increase was mainly due to higher income before taxes, partially offset by the positive impact of tax items.

TABLE 9:  INCOME TAXES

(millions of Canadian dollars, except as noted)	For the three months ended						For the six months ended
	April 30 2019		January 31 2019		April 30 2018		April 30 2019		April 30 2018
Income taxes at Canadian statutory income tax rate	$974	26.5%	$687	26.5%	$934	26.5%	$1,661	26.5%	$1,795	26.5%
Increase (decrease) resulting from:
Dividends received	(27)	(0.7)	(23)	(0.9)	(17)	(0.5)	(50)	(0.8)	(97)	(1.4)
Rate differentials on international operations	(170)	(4.6)	(185)	(7.1)	(180)	(5.1)	(355)	(5.6)	74	1.1

Other	(4)	(0.2)	24	0.9	9	0.2	20	0.3	14	0.2

Provision for income taxes and effective income tax rate – reported	$773	21.0%	$503	19.4%	$746	21.1%	$1,276	20.4%	$1,786	26.4%

Total adjustments for items of note[1]	14		175		17		189		(370)
Provision for income taxes and effective income tax rate – adjusted[2,3]	$787	20.9%	$678	20.6%	$763	21.1%	$1,465	20.8%	$1,416	20.2%

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
[2]	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
[3]	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

The Bank's adjusted effective tax rate was 20.9% for the quarter, lower than 21.1% in the second quarter last year and higher than 20.6% in the prior quarter. The year-over-year decrease was mainly due to slightly higher tax-exempt dividend income and the positive impact of tax items, partially offset by the effects of higher income before taxes. The quarter-over-quarter increase was mainly due to higher income before taxes, partially offset by the positive impact of tax items.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 12

Impact of Foreign Currency Translation on U.S. Retail Segment Earnings

The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items.

TABLE 10:  IMPACT OF FOREIGN CURRENCY TRANSLATION ON U.S. RETAIL SEGMENT EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended	For the six months ended
	April 30, 2019 vs. April 30, 2018 Increase (Decrease)	April 30, 2019 vs. April 30, 2018 Increase (Decrease)
U.S. Retail Bank
Total revenue	$124	$269
Non-interest expenses	65	144
Net income – after-tax	43	89
Equity in net income on an investment in TD Ameritrade[1]	13	25
U.S. Retail segment decreased net income – after-tax	56	114
Earnings per share (Canadian dollars)
Basic	$0.03	$0.06

Diluted	0.03	0.06

[1]	Equity in net income on an investment in TD Ameritrade and the foreign exchange impact are reported with a one-month lag.

Average foreign exchange rate (equivalent of CAD $1.00)	For the three months ended		For the six months ended
	April 30 2019	April 30 2018	April 30 2019	April 30 2018

U.S. dollar	0.751	0.784	0.751	0.787

Economic Summary and Outlook

Real gross domestic product (GDP) worldwide is expected to grow at a relatively subdued average pace of 3.3% per year over calendar years 2019 and 2020, a notable deceleration from the near 4% pace set in calendar year 2018. This reduction in growth can be partly attributed to the fading impact of past fiscal and monetary stimulus and increased trade and geopolitical tensions. The global slowdown has prompted G-7 central banks to take a 'wait and see' approach with respect to further monetary policy adjustments. This, in combination with some early signs of economic stabilization, should limit the degree to which the world economy slows in the near term.

After outperforming other major advanced economies in 2018, the American economy turned in rapid growth in the first calendar quarter of 2019. The advance report by the U.S. Department of Commerce revealed a gain of 3.2% (annualized) in the January-March period, roughly in line with last year's average. However, the underlying details of the report were softer. Inventory accumulation and a contraction of imports were significant contributors to headline growth. Conversely, spending by households and businesses decelerated notably. More recent data point to renewed strength in consumer spending heading into the second calendar quarter. Nevertheless, with the impact of previous tax cuts and large government spending increases expected to fade, we expect that overall growth in the U.S. economy is poised to run at a more sustainable trajectory of around 2% growth over the reminder of this calendar year and in 2020. However, on May 10, 2019, the U.S. escalated trade tensions with China by imposing a 25% tariff (previously 10%) on US$200 billion in Chinese goods. China's government responded with increased tariffs on roughly $60 billion of goods imported from the U.S. The situation remains fluid as both governments are engaged in negotiations and have a forum to reach an agreement, unlike previous tariff action. The ultimate economic impact will depend on many factors, including how long the tariffs are imposed, further retaliatory actions or escalation, and importantly, market sentiment. Should the tariffs remain in place beyond the near-term, it is estimated to result in slightly higher consumer prices and a modest drag on U.S. economic growth.

At its latest policy meeting of April 30-May 1, the Federal Reserve Open Market Committee (FOMC) reaffirmed its neutral policy stance as it continues to balance domestic and international considerations. Although the FOMC characterized trends in the labor market and economic activity as solid, it acknowledged the recent weakness in inflation trends, with its preferred measure running below its symmetric target of 2%. The central bank attributed the recent softness to transitory factors. Provided that inflation remains steady (tariff impacts aside) in the coming months, we expect that the target range for the federal funds rate is likely to hold at its current rate of 2.25-2.50% over the next few years.

The Canadian economy remains in a soft patch. Real GDP is projected to have expanded by less than 1% annualized during the January-March 2019 period, marking little improvement from the anemic 0.4% pace of the prior quarter. Importantly, a softening in housing activity and household demand for big ticket items, such as household furnishings and automobiles in the autumn of 2018, carried over into the opening months of calendar year 2019. Oil production curtailment in Alberta also continued to weigh on growth.

We consider that some of the headwinds are temporary and will likely dissipate in the coming quarters, helping the Canadian economy accelerate modestly. Among these was poor weather acting as a partial factor behind soft resale housing and transportation/warehousing activity. In addition, recent declines in residential borrowing rates and a strong labour market backdrop are expected to lead to a gradual firming in household spending and housing activity. Within the oil sector, mandatory production curtailments have already begun to shrink in scale, which should gradually lift the weight it has placed on overall economic growth over the past several months. However, this adjustment appears to be slower than expected, as demonstrated by ongoing elevated domestic crude oil inventories.

Near-term relief should help place the Canadian expansion back on a 1.5-2% quarterly growth trajectory in the second half of this year. It is expected that further upside will ultimately remain restrained by cautious households given high average debt loads and tighter macroprudential policies on mortgage lending. In addition, there appears to be elevated inventory levels among both manufacturers and wholesalers. This dynamic is expected to limit the pace of overall growth, due to the risk that firms re-adjust elevated inventories via lessened production. Lastly, Canada's non-energy export performance has been lackluster for several quarters, which is unlikely to change in a meaningful way with a global economy that is on a slower growth trajectory, including the United States.

For 2019 as a whole, TD Economics projects Canadian real GDP growth to average only 1.2%, which is consistent with the Bank of Canada's downwardly-revised forecast in its April Monetary Policy Report. As noted, this forecast does not include any potential spill-over to Canada from the U.S.-China trade dispute. Although the sub-par rate of expansion implies a larger degree of economic slack than it had previously anticipated, the Bank of Canada indicated comfort in April with the current setting of its overnight policy rate (1.75%). Accordingly, TD Economics anticipates no change in the policy rate over the foreseeable future. With bond yields in Canada likely to remain below those in the U.S. and the recent rally in crude oil prices forecast to taper off, the Canadian dollar is projected to hold at the lower end of its recent range of US74 to US77 cents in calendar year 2019.

Downside risks, both domestic and global, remain. Domestically, the Bank of Canada will remain watchful of the possibility of a renewed slowdown in housing activity and a period of household deleveraging. Energy sector developments are also important, with prices subject to international forces and the possibility of a further investment retrenchment due to domestic transportation capacity issues. Geopolitical issues with Venezuela and Iran also remain fluid, with potential impacts on North American energy markets. Beyond the aforementioned U.S.-China trade dispute, there is now additional focus on trade with Europe and Japan. This maintains a risk of further disruption to globally integrated supply chains. The United Kingdom's exit from the European Union is progressing more slowly than expected, creating longer-lasting uncertainty on the investment backdrop. Lastly, other areas that continue to present a downside risk include ongoing tensions in

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 13

the Middle East and the Korean Peninsula, and populist threats to established political and economic systems. These all keep global uncertainty elevated and may drive periods of financial market volatility. However, it should be noted that upside potential can also quickly come into the foreground, particularly if progress becomes evident in regards to trade tensions and Brexit developments.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the Bank's 2018 MD&A, and Note 29 Segmented Information of the Bank's Consolidated Financial Statements for the year ended October 31, 2018. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Provision for credit losses (PCL) related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $33 million, compared with $21 million in the prior quarter and $17 million in the second quarter last year.

TABLE 11:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018
Net interest income	$3,010	$3,044	$2,781	$6,054	$5,606

Non-interest income	2,949	2,944	2,731	5,893	5,456
Total revenue	5,959	5,988	5,512	11,947	11,062
Provision for credit losses – impaired	256	264	219	520	456

Provision for credit losses – performing	24	46	–	70	33
Total provision for credit losses	280	310	219	590	489
Insurance claims and related expenses	668	702	558	1,370	1,133
Non-interest expenses – reported	2,481	3,084	2,232	5,565	4,543
Non-interest expenses – adjusted[1]	2,451	2,446	2,232	4,897	4,543
Provision for (recovery of) income taxes – reported	681	513	670	1,194	1,307

Provision for (recovery of) income taxes – adjusted[1]	683	675	670	1,358	1,307
Net income – reported	1,849	1,379	1,833	3,228	3,590
Net income – adjusted[1]	$1,877	$1,855	$1,833	$3,732	$3,590

Selected volumes and ratios
Return on common equity – reported[2]	43.2%	31.6%	50.6%	37.4%	48.9%
Return on common equity – adjusted[1,2]	43.9	42.5	50.6	43.2	48.9
Net interest margin (including on securitized assets)	2.99	2.94	2.91	2.97	2.89
Efficiency ratio – reported	41.6	51.5	40.5	46.6	41.1

Efficiency ratio – adjusted	41.1	40.8	40.5	41.0	41.1
Assets under administration (billions of Canadian dollars)	$421	$396	$392	$421	$392

Assets under management (billions of Canadian dollars)	349	332	289	349	289
Number of Canadian retail branches	1,100	1,099	1,121	1,100	1,121

Average number of full-time equivalent staff	40,498	39,997	38,051	40,243	38,050

[1]

Adjusted non-interest expenses exclude the following items of note: Charges related to the long-term loyalty agreement with Air Canada in the first quarter 2019 – $607 million ($446 million after-tax); and charges associated with the acquisition of Greystone in the second quarter 2019 – $30 million ($28 million after-tax) and the first quarter 2019 – $31 million ($30 million after-tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[2]	Capital allocated to the business segment was based on 10% CET1 Capital in fiscal 2019 and 9% in fiscal 2018.

Quarterly comparison – Q2 2019 vs. Q2 2018

Canadian Retail reported net income for the quarter was $1,849 million, an increase of $16 million, or 1%, compared with the second quarter last year, reflecting higher revenue, partially offset by charges related to the acquisition of Greystone, higher other non-interest expenses, insurance claims, and PCL. On an adjusted basis, net income for the quarter was $1,877 million, an increase of $44 million, or 2%. The reported and adjusted annualized ROE for the quarter was 43.2% and 43.9%, respectively, compared with 50.6% in the second quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,959 million, an increase of $447 million, or 8%, compared with the second quarter last year.

Net interest income was $3,010 million, an increase of $229 million, or 8%, reflecting volume growth and higher margins. Average loan volumes increased $22 billion, or 5%, reflecting 5% growth in personal loans, and 9% growth in business loans. Average deposit volumes increased $9 billion, or 3%, reflecting 4% growth in personal deposits, 2% growth in wealth deposits, and 1% growth in business deposits. Net interest margin was 2.99%, an increase of 8 bps, reflecting rising interest rates, partially offset by competitive pricing in loans.

Non-interest income was $2,949 million, an increase of $218 million, or 8%, reflecting higher revenues from the insurance business, higher fee-based revenue in the banking businesses, and the acquisition of Greystone. The increase in non-interest income also included $76 million related to the higher fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 14

Assets under administration (AUA) were $421 billion as at April 30, 2019, an increase of $29 billion, or 7%, compared with the second quarter last year, reflecting new asset growth and increases in market value. Assets under management (AUM) were $349 billion as at April 30, 2019, an increase of $60 billion, or 21%, compared with the second quarter last year, reflecting the acquisition of Greystone, increases in market value and new asset growth.

PCL was $280 million, an increase of $61 million, or 28%, compared with the second quarter last year. PCL – impaired for the quarter was $256 million, an increase of $37 million, or 17%, reflecting low prior period provisions driven by strong credit performance in personal lending and business banking, and volume growth. PCL – performing was $24 million, an increase of $24 million, reflecting current quarter provisions in the credit card and other personal portfolios. Total PCL as an annualized percentage of credit volume was 0.27%, or an increase of 4 bps.

Insurance claims and related expenses for the quarter were $668 million, an increase of $110 million, or 20%, compared with the second quarter last year, reflecting changes in the fair value of investments supporting claims liabilities, less favourable prior years' claims development, and higher current year claims, partially offset by decreases in reinsurance claims assumed and less severe weather-related events.

Reported non-interest expenses for the quarter were $2,481 million, an increase of $249 million, or 11%, compared with the second quarter last year, reflecting higher spend supporting business growth including employee-related costs, charges related to the acquisition of Greystone, and increased spend on strategic initiatives. On an adjusted basis, non-interest expenses were $2,451 million, an increase of $219 million, or 10%.

The reported and adjusted efficiency ratio for the quarter was 41.6% and 41.1%, respectively, compared with 40.5% in the second quarter last year.

Quarterly comparison – Q2 2019 vs. Q1 2019

Canadian Retail reported net income for the quarter increased $470 million, or 34%, compared with the prior quarter. The increase in earnings reflects charges related to the agreement with Air Canada in the prior quarter, lower insurance claims and PCL, partially offset by lower revenue. On an adjusted basis, net income increased $22 million, or 1%. The reported and adjusted annualized ROE for the quarter was 43.2% and 43.9%, respectively, compared with 31.6% and 42.5%, respectively, in the prior quarter.

Revenue decreased $29 million compared with the prior quarter. Net interest income decreased $34 million, or 1%, reflecting the effect of fewer days in the second quarter, partially offset by higher margins. Average loan volumes were consistent with the prior quarter. Average deposit volumes increased $1 billion, reflecting 1% growth in personal deposits and 3% growth in wealth deposits, partially offset by a 2% decline in business deposits. Net interest margin was 2.99%, an increase of 5 bps, reflecting a refinement in revenue recognition assumptions in the auto finance portfolio and increased spread between the Prime Rate and the Bankers' Acceptance rate.

Non-interest income increased $5 million, reflecting the higher fair value of investments supporting claims liabilities of $19 million, which resulted in a similar increase to insurance claims and higher asset levels in the wealth management business, partially offset by the impact of fewer days in the second quarter.

AUA increased $25 billion, or 6%, compared with the prior quarter, reflecting increases in market value and new asset growth. AUM increased $17 billion, or 5%, compared with the prior quarter, reflecting increases in market value.

PCL decreased $30 million, or 10%, compared with the prior quarter. PCL – impaired decreased by $8 million, or 3%. PCL – performing decreased by $22 million reflecting lower unfavourable credit migration in the personal lending and business banking portfolios. Total PCL as an annualized percentage of credit volume was 0.27%, a decrease of 2 bps.

Insurance claims and related expenses for the quarter decreased $34 million, or 5%, compared with the prior quarter, reflecting more favourable prior years' claims development and lower current year claims, partially offset by the impact of changes to actuarial assumptions in the life and health business in the prior quarter, changes in the fair value of investments supporting claims liabilities, and more severe weather-related events.

Reported non-interest expenses decreased $603 million, or 20%, compared with the prior quarter, reflecting charges related to the agreement with Air Canada in the prior quarter. On an adjusted basis, non-interest expenses were relatively flat compared to the prior quarter.

The reported and adjusted efficiency ratio for the quarter was 41.6% and 41.1%, respectively, compared with 51.5% and 40.8%, respectively, in the prior quarter.

Year-to-date comparison – Q2 2019 vs. Q2 2018

Canadian Retail reported net income for the six months ended April 30, 2019, was $3,228 million, a decrease of $362 million, or 10%, compared with same period last year. The decrease in earnings reflects charges related to the agreement with Air Canada and the acquisition of Greystone, higher other non-interest expenses, insurance claims, and PCL, partially offset by revenue growth. On an adjusted basis, net income for the period was $3,732 million, an increase of $142 million, or 4%. The reported and adjusted annualized ROE for the period was 37.4% and 43.2%, respectively, compared with 48.9% in the same period last year.

Revenue for the period was $11,947 million, an increase of $885 million, or 8%, compared with same period last year. Net interest income increased $448 million, or 8%, reflecting volume growth and higher margins. Average loan volumes increased $23 billion, or 6%, reflecting 5% growth in personal loan volumes and 9% growth in business loan volumes. Average deposit volumes increased $9 billion, or 3%, reflecting 3% growth in personal deposits volume and 2% growth in business deposit volumes. Net interest margin was 2.97%, an increase of 8 bps, reflecting rising interest rates, partially offset by competitive pricing in loans.

Non-interest income increased $437 million, or 8%, reflecting higher revenues from the insurance business, higher fee-based revenue in the banking businesses, and the acquisition of Greystone. The increase in non-interest income also included $136 million related to higher fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims.

PCL was $590 million, an increase of $101 million, or 21%, compared with the same period last year. PCL – impaired was $520 million, an increase of $64 million, or 14%, largely reflecting increased provisions in the personal lending portfolios, and volume growth. PCL – performing was $70 million, an increase of $37 million reflecting credit migration in the personal lending and business banking portfolios. Total PCL as an annualized percentage of credit volume was 0.28%, an increase of 3 bps.

Insurance claims and related expenses were $1,370 million, an increase of $237 million, or 21%, compared with the same period last year. The increase reflects changes in the fair value of investments supporting claims liabilities, less favourable prior years' claims development, and higher current year claims, partially offset by less severe weather-related events and the impact of changes to actuarial assumptions in the life and health business.

Reported non-interest expenses were $5,565 million, an increase of $1,022 million, or 22%, compared with the same period last year. The increase reflects charges related to the agreement with Air Canada and the acquisition of Greystone, additional employees supporting business growth, and increased investment in strategic technology initiatives, partially offset by restructuring costs in the prior year. On an adjusted basis, non-interest expenses were $4,897 million, an increase of $354 million, or 8%.

The reported and adjusted efficiency ratio for the period was 46.6% and 41.0%, respectively, compared with 41.1% for the same period last year.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 15

TABLE 12:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended			For the six months ended
Canadian Dollars	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018
Net interest income	$2,231	$2,247	$1,977	$4,478	$3,917

Non-interest income[1]	677	701	654	1,378	1,357
Total revenue	2,908	2,948	2,631	5,856	5,274
Provision for credit losses – impaired	199	285	199	484	386

Provision for credit losses – performing	27	21	5	48	65
Total provision for credit losses	226	306	204	532	451
Non-interest expenses – reported	1,527	1,611	1,488	3,138	2,935
Non-interest expenses – adjusted[2]	1,527	1,611	1,472	3,138	2,914
Provision for (recovery of) income taxes – reported[1]	150	102	94	252	197

Provision for (recovery of) income taxes – adjusted[1,2]	150	102	98	252	202
U.S. Retail Bank net income – reported	1,005	929	845	1,934	1,691

U.S. Retail Bank net income – adjusted[2]	1,005	929	857	1,934	1,707
Equity in net income of an investment in TD Ameritrade – reported[1,3]	258	311	134	569	240

Equity in net income of an investment in TD Ameritrade – adjusted[1,4]	258	311	195	569	369
Net income – reported	1,263	1,240	979	2,503	1,931
Net income – adjusted	$1,263	$1,240	$1,052	$2,503	$2,076

U.S. Dollars
Net interest income	$1,676	$1,688	$1,551	$3,364	$3,084

Non-interest income[1]	507	528	513	1,035	1,068
Total revenue – reported	2,183	2,216	2,064	4,399	4,152
Provision for credit losses – impaired	150	214	158	364	306

Provision for credit losses – performing	20	16	3	36	50
Total provision for credit losses	170	230	161	400	356
Non-interest expenses – reported	1,148	1,209	1,167	2,357	2,311
Non-interest expenses – adjusted[2]	1,148	1,209	1,154	2,357	2,294
Provision for (recovery of) income taxes – reported[1]	112	77	73	189	153

Provision for (recovery of) income taxes – adjusted[1,2]	112	77	76	189	157
U.S. Retail Bank net income – reported	753	700	663	1,453	1,332

U.S. Retail Bank net income – adjusted[2]	753	700	673	1,453	1,345
Equity in net income of an investment in TD Ameritrade – reported[1,3]	195	235	107	430	189

Equity in net income of an investment in TD Ameritrade – adjusted[1,4]	195	235	154	430	291
Net income – reported	948	935	770	1,883	1,521
Net income – adjusted	$948	$935	$827	$1,883	$1,636

Selected volumes and ratios
Return on common equity – reported[5]	13.2%	12.6%	11.9%	12.9%	11.5%
Return on common equity – adjusted[2,4,5]	13.2	12.6	12.7	12.9	12.4
Net interest margin[6]	3.38	3.42	3.23	3.40	3.21
Efficiency ratio – reported	52.6	54.6	56.5	53.6	55.6

Efficiency ratio – adjusted	52.6	54.6	55.9	53.6	55.3
Assets under administration (billions of U.S. dollars)	$20	$19	$19	$20	$19

Assets under management (billions of U.S. dollars)	47	46	59	47	59
Number of U.S. retail stores	1,238	1,240	1,244	1,238	1,244

Average number of full-time equivalent staff	26,735	26,864	26,382	26,800	26,273

[1]

In the first quarter of 2018, the reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in an adjustment to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[2]

Adjusted U.S. Retail Bank net income excludes the following item of note: Charges associated with the Bank's acquisition of Scottrade Bank in the second quarter 2018 – $16 million ($12 million after-tax) or US$13 million (US$10 million after-tax) and first quarter 2018 – $5 million ($4 million after-tax) or US$4 million (US$3 million after-tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[3]	The after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade is recorded in the Corporate segment with other acquired intangibles.
[4]

Adjusted equity in net income of an investment in TD Ameritrade in the prior year excludes the following items of note: The Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade in the second quarter 2018 – $61 million or US$47 million after-tax and first quarter 2018 – $68 million or US$55 million after-tax. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[5]	Capital allocated to the business segment was based on 10% CET1 Capital in fiscal 2019 and 9% in fiscal 2018.
[6]

Net interest margin excludes the impact related to the TD Ameritrade insured deposit accounts and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q2 2019 vs. Q2 2018

U.S. Retail reported net income for the quarter was $1,263 million (US$948 million), an increase of $284 million (US$178 million), or 29% (23% in U.S. dollars), compared with the second quarter last year. On an adjusted basis, net income for the quarter was $1,263 million (US$948 million), an increase of $211 million (US$121 million), or 20% (15% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 13.2%, compared with 11.9% and 12.7%, respectively, in the second quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank's investment in TD Ameritrade. Net income for the quarter from the U.S. Retail Bank and the Bank's investment in TD Ameritrade were $1,005 million (US$753 million) and $258 million (US$195 million), respectively.

The contribution from TD Ameritrade of US$195 million increased US$88 million, or 82%, compared with the second quarter last year, primarily due to higher asset-based revenue, charges associated with the Scottrade transaction in the same quarter last year, and decreased operating expenses, partially offset by lower trading volumes. Adjusted contribution from TD Ameritrade increased US$41 million, or 27%.

U.S. Retail Bank reported net income of US$753 million for the quarter increased US$90 million, or 14%, primarily due to higher revenue. U.S. Retail Bank adjusted net income increased US$80 million, or 12%.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 16

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the quarter was US$2,183 million, an increase of US$119 million, or 6%, compared with the second quarter last year. Net interest income increased US$125 million, or 8%, reflecting higher deposit margins and growth in loan and deposit volumes. Net interest margin was 3.38%, an increase of 15 bps, primarily due to higher deposit margins. Non-interest income decreased US$6 million, or 1%, largely due to net fund outflows impacting wealth management fees, partially offset by growth in other fee income.

Average loan volumes increased US$7 billion, or 5%, compared with the second quarter last year due to growth in personal and business loans of 3% and 6%, respectively. Average deposit volumes were up US$1 billion, compared with the second quarter last year, with growth in personal and business deposit volumes, offset by a decrease in sweep deposit volumes.

AUA were US$20 billion as at April 30, 2019, relatively flat compared with the second quarter last year. AUM were US$47 billion as at April 30, 2019, a decrease of US$12 billion, or 20%, reflecting net fund outflows including the impact of the strategic disposition of U.S. money market funds in the first quarter.

PCL for the quarter was US$170 million, an increase of US$9 million, or 6%, compared with the second quarter last year. PCL – impaired was US$150 million, a decrease of US$8 million, or 5%, primarily reflecting lower provisions for the commercial portfolio. PCL – performing was US$20 million, an increase of US$17 million, primarily reflecting higher volume growth in the commercial portfolio. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.45%, flat compared with the second quarter last year.

Reported non-interest expenses for the quarter were US$1,148 million, a decrease of US$19 million, or 2%, compared with the second quarter last year, reflecting the elimination of the Federal Deposit Insurance Corporation (FDIC) deposit insurance surcharge, recovery of a legal provision, and charges associated with the Scottrade transaction in the same quarter last year, partially offset by higher investments in business initiatives. On an adjusted basis, non-interest expenses decreased US$6 million, or 1%, compared with the second quarter last year.

The reported and adjusted efficiency ratio for the quarter was 52.6%, compared with 56.5% and 55.9%, respectively, in the second quarter last year.

Quarterly comparison – Q2 2019 vs. Q1 2019

U.S. Retail net income of $1,263 million (US$948 million) increased $23 million (US$13 million), or 2% (1% in U.S. dollars), compared with the prior quarter. The annualized ROE for the quarter was 13.2%, compared with 12.6% in the prior quarter.

The contribution from TD Ameritrade was US$195 million, a decrease of US$40 million, or 17%, compared with the prior quarter, primarily due to lower trading volumes, increased operating expenses, and lower asset-based revenue.

U.S. Retail Bank net income for the quarter was US$753 million, an increase of US$53 million, or 8%, compared with the prior quarter, due to lower expenses and PCL, more than offsetting the reduction in revenue.

Revenue for the quarter decreased US$33 million, or 1%, compared with the prior quarter. Net interest income decreased US$12 million, or 1%, primarily due to the effect of fewer days in the quarter and lower net interest margin. Net interest margin was 3.38%, a decrease of 4 bps, primarily due to balance sheet mix. Non-interest income decreased US$21 million, or 4%, primarily reflecting a seasonal decline in personal banking fees.

Average loan volumes increased US$1 billion, or 1%, compared with the prior quarter, due to growth in business loans of 2%. Average deposit volumes decreased US$1 billion, with growth in personal deposit volumes of 3%, more than offset by a decrease in sweep deposit volumes of 4%.

AUA and AUM were US$20 billion and US$47 billion as at April 30, 2019, respectively, relatively flat to prior quarter.

PCL for the quarter decreased US$60 million, or 26%, compared with the prior quarter. PCL – impaired was US$150 million, a decrease of US$64 million, or 30%, primarily reflecting lower provisions for the commercial portfolio, coupled with seasonal trends in the credit card and auto portfolios. PCL – performing was US$20 million, an increase of US$4 million, or 25%, primarily reflecting migration from performing to impaired in the commercial portfolio in the prior quarter, partially offset by seasonal trends in the credit card portfolios. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.45%, a decrease of 14 bps.

Non-interest expenses for the quarter were US$1,148 million, a decrease of US$61 million, or 5%, compared with the prior quarter, reflecting recovery of a legal provision and fewer days in the quarter.

The efficiency ratio for the quarter was 52.6%, compared with 54.6% in the prior quarter.

Year-to-date comparison – Q2 2019 vs. Q2 2018

U.S. Retail reported net income for the six months ended April 30, 2019, was $2,503 million (US$1,883 million), an increase of $572 million (US$362 million), or 30% (24% in U.S. dollars), compared with the same period last year. On an adjusted basis, net income for the period increased $427 million (US$247 million), or 21% (15% in U.S. dollars). The reported and adjusted annualized ROE for the period was 12.9%, compared with 11.5% and 12.4%, respectively, in the same period last year.

Net income for the period from the U.S. Retail Bank and the Bank's investment in TD Ameritrade was $1,934 million (US$1,453 million) and $569 million (US$430 million), respectively.

The reported contribution from TD Ameritrade of US$430 million increased US$241 million, compared with the same period last year, primarily due to higher asset-based revenue, charges associated with the Scottrade transaction in the same period last year, and decreased operating expenses. Adjusted contribution from TD Ameritrade increased US$139 million, or 48%.

U.S. Retail Bank reported net income for the period was US$1,453 million, an increase of US$121 million, or 9%, compared with the same period last year, primarily due to higher revenue, partially offset by higher expenses and PCL. U.S. Retail Bank adjusted net income increased US$108 million, or 8%.

Revenue for the period was US$4,399 million, an increase of US$247 million, or 6%, compared with same period last year. Net interest income increased US$280 million, or 9%, reflecting higher deposit margins and growth in loan and deposit volumes. Net interest margin was 3.40%, a 19 bps increase primarily due to higher deposit margins. Non-interest income decreased US$33 million, or 3%, as lower wealth management fees and investment income were partially offset by growth in personal banking fees.

Average loan volumes increased US$6 billion, or 4%, compared with the same period last year, due to growth in personal loans of 3% and business loans of 5%. Average deposit volumes increased US$3 billion, or 1%, reflecting 4% growth in both personal and business deposit volumes, offset by a 3% decrease in sweep deposit volume.

PCL was US$400 million, an increase of US$44 million, or 12%, compared with the same period last year. PCL – impaired was US$364 million, an increase of US$58 million, or 19%, primarily reflecting higher provisions for the commercial portfolio, coupled with volume growth, seasoning, and mix in the credit card portfolios. PCL – performing was US$36 million, a decrease of US$14 million, or 28%, primarily reflecting lower provisions for the auto portfolio and migration from performing to impaired in the commercial portfolio, partially offset by higher volume growth in the commercial portfolio. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume, was 0.52%, an increase of 4 bps.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 17

Reported non-interest expenses for the period were US$2,357 million, an increase of US$46 million, or 2%, compared with the same period last year, reflecting investments in business initiatives, business volume growth, and higher employee-related costs, partially offset by productivity savings, the elimination of the FDIC deposit insurance surcharge, and recovery of a legal provision. On an adjusted basis, non-interest expenses increased US$63 million, or 3%.

The reported and adjusted efficiency ratio for the period was 53.6%, compared with 55.6% and 55.3%, respectively, for the same period last year.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 7, Investment in Associates and Joint Ventures of the Bank's Interim Consolidated Financial Statements for further information on TD Ameritrade.

TABLE 13:  WHOLESALE BANKING1

(millions of Canadian dollars, except as noted)	For the three months ended				For the six months ended
	April 30 2019	January 31 2019		April 30 2018	April 30 2019	April 30 2018
Net interest income (TEB)	$262	$173		$272	$435	$601

Non-interest income	625	409		615	1,034	1,176
Total revenue	887	582		887	1,469	1,777
Provision for (recovery of) credit losses – impaired	–	–		(8)	–	(8)

Provision for (recovery of) credit losses – performing	(5)	7		24	2	17
Total provision for (recovery of) credit losses	(5)	7		16	2	9
Non-interest expenses	597	602		516	1,199	1,042

Provision for (recovery of) income taxes (TEB)[2]	74	(10)		88	64	181
Net income (loss)	$221	$(17)		$267	$204	$545

Selected volumes and ratios
Trading-related revenue (TEB)	$411	$251		$475	$662	$990
Gross drawn (billions of Canadian dollars)[3]	24.5	23.4		22.1	24.5	22.1
Return on common equity[4]	12.5%	(0.9	) %	18.7%	5.6%	19.4%

Efficiency ratio	67.3	103.4		58.2	81.6	58.6

Average number of full-time equivalent staff	4,502	4,478		4,053	4,490	4,040

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]

In the first quarter of 2018, the reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment to Wholesale Banking's U.S. deferred tax assets and liabilities to the lower base rate of 21%. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[3]	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses relating to the corporate lending business.
[4]	Capital allocated to the business segment was based on 10% CET1 Capital in fiscal 2019 and 9% in fiscal 2018.

Quarterly comparison – Q2 2019 vs. Q2 2018

Wholesale Banking net income for the quarter was $221 million, a decrease of $46 million, or 17%, compared with the second quarter last year, reflecting higher non-interest expenses, partially offset by lower PCL.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $887 million, flat compared with the second quarter last year, reflecting higher advisory and underwriting fees, offset by lower trading-related revenue.

PCL for the quarter was a benefit of $5 million, a decrease of $21 million compared to the second quarter last year. PCL – impaired was nil in the current quarter compared to a net recovery of $8 million in the prior year, reflecting a recovery of provisions in the oil and gas sector. PCL – performing was a benefit of $5 million, a decrease of $29 million, primarily reflecting prior year credit migration.

Non-interest expenses were $597 million, an increase of $81 million, or 16%, compared with the second quarter last year reflecting continued investments supporting the global expansion of Wholesale Banking's U.S. dollar strategy and the impact of foreign exchange translation.

Quarterly comparison – Q2 2019 vs. Q1 2019

Wholesale Banking net income for the quarter was $221 million, an increase in net income of $238 million, compared with a net loss of $17 million in the prior quarter, reflecting higher revenue, lower PCL, and lower non-interest expenses.

Revenue for the quarter increased $305 million, compared with the prior quarter, reflecting higher trading-related revenue and advisory and underwriting fees as market conditions improved.

PCL for the quarter decreased by $12 million, compared to the prior quarter. PCL – performing was a benefit of $5 million, compared to a charge of $7 million in the prior quarter.

Non-interest expenses for the quarter decreased $5 million, or 1%, compared with the prior quarter, reflecting timing of employee-related costs and the impact of foreign exchange translation.

Year-to-date comparison – Q2 2019 vs. Q2 2018

Wholesale Banking net income for the six months ended April 30, 2019, was $204 million, a decrease of $341 million, compared with net income of $545 million for the same period last year, reflecting lower revenue and higher non-interest expenses, partially offset by lower PCL.

Revenue was $1,469 million, a decrease of $308 million, or 17%, compared with the same period last year reflecting challenging market conditions in the first quarter of this year.

PCL was $2 million, a decrease of $7 million, compared with the same period last year. PCL – impaired was nil compared to a net recovery of $8 million last year, reflecting a recovery of provisions in the oil and gas sector. PCL – performing decreased by $15 million, primarily reflecting prior year credit migration.

Non-interest expenses were $1,199 million, an increase of $157 million, or 15%, compared with the same period last year. This increase reflects the revaluation of certain liabilities for post-retirement benefits recognized in the prior year, continued investments supporting the global expansion of Wholesale Banking's U.S. dollar strategy, and the impact of foreign exchange translation, partially offset by lower variable compensation.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 18

TABLE 14:  CORPORATE

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018

Net income (loss) – reported[1]	$(161)	$(192)	$(163)	$(353)	$(797)
Pre-tax adjustments for items of note[2]
Amortization of intangibles	78	80	86	158	171

Impact from U.S. tax reform[1]	–	–	–	–	48

Total pre-tax adjustments for items of note	78	80	86	158	219

Provision for (recovery of) income taxes for items of note[1]	12	13	13	25	(375)
Net income (loss) – adjusted	$(95)	$(125)	$(90)	$(220)	$(203)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(176)	$(182)	$(189)	$(358)	$(387)
Other	81	39	81	120	148

Non-controlling interests	–	18	18	18	36
Net income (loss) – adjusted	$(95)	$(125)	$(90)	$(220)	$(203)
Selected volumes

Average number of full-time equivalent staff	16,710	16,229	14,574	16,466	14,454

[1]

In the first quarter of 2018, the reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a net charge to earnings of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a net $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments.

[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q2 2019 vs. Q2 2018

Corporate segment's reported net loss for the quarter was $161 million, compared with a reported net loss of $163 million in the second quarter last year. Reported net loss decreased primarily reflecting lower net corporate expenses and amortization of intangibles this quarter, partially offset by lower contribution from non-controlling interests. Net corporate expenses were lower largely reflecting lower net pension expenses in the current quarter. Adjusted net loss was $95 million compared with an adjusted net loss of $90 million in the second quarter last year.

Quarterly comparison – Q2 2019 vs. Q1 2019

Corporate segment's reported net loss for the quarter was $161 million, compared with a reported net loss of $192 million in the prior quarter. Reported net loss decreased primarily reflecting higher contribution from Other items, partially offset by lower contribution from non-controlling interests. Other items increased primarily reflecting higher revenue from treasury and balance sheet management activities and the positive impact of tax items in the current quarter. Adjusted net loss was $95 million compared with an adjusted net loss of $125 million in the prior quarter.

Year-to-date comparison – Q2 2019 vs. Q2 2018

Corporate segment's reported net loss for the six months ended April 30, 2019, was $353 million, compared with a reported net loss of $797 million in the same period last year. The decrease in reported net loss is primarily due to the impact from U.S. tax reform in the same period last year and lower net corporate expenses in the current period, partially offset by lower contribution from Other items and non-controlling interests. Lower contribution from Other items was partially due to lower revenue from treasury and balance sheet management activities in the current period. Net corporate expenses decreased primarily reflecting lower net pension expenses in the current period. Adjusted net loss for the six months ended April 30, 2019, was $220 million, compared with an adjusted net loss of $203 million in the same period last year.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 19

QUARTERLY RESULTS

The following table provides summary information related to the Bank's eight most recently completed quarters.

TABLE 15:  QUARTERLY RESULTS1

(millions of Canadian dollars, except as noted)					For the three months ended
		2019				2018		2017
	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
Net interest income	$5,872	$5,860	$5,756	$5,655	$5,398	$5,430	$5,330	$5,267

Non-interest income	4,356	4,138	4,380	4,244	4,084	3,945	3,955	4,033
Total revenue	10,228	9,998	10,136	9,899	9,482	9,375	9,285	9,300
Provision for credit losses	633	850	670	561	556	693	578	505
Insurance claims and related expenses	668	702	684	627	558	575	615	519
Non-interest expenses	5,248	5,855	5,366	5,131	4,837	4,861	4,843	4,869
Provision for (recovery of) income taxes	773	503	691	705	746	1,040	640	760

Equity in net income of an investment in TD Ameritrade	266	322	235	230	131	147	103	122

Net income – reported	3,172	2,410	2,960	3,105	2,916	2,353	2,712	2,769
Pre-tax adjustments for items of note
Amortization of intangibles[2]	78	80	76	77	86	85	78	74
Charges related to the long-term loyalty agreement with Air Canada[2]	–	607	–	–	–	–	–	–
Charges associated with the acquisition of Greystone[2]	30	31	–	–	–	–	–	–
Charges associated with the Scottrade transaction[2]	–	–	25	18	77	73	46	–
Impact from U.S. tax reform[2]	–	–	–	–	–	48	–	–
Dilution gain on the Scottrade transaction[3]	–	–	–	–	–	–	(204)	–

Loss on sale of TD Direct Investing business in Europe[4]	–	–	–	–	–	–	–	42

Total pre-tax adjustments for items of note	108	718	101	95	163	206	(80)	116

Provision for (recovery of) income taxes for items of note	14	175	13	73	17	(387)	29	20
Net income – adjusted	3,266	2,953	3,048	3,127	3,062	2,946	2,603	2,865

Preferred dividends	62	60	51	59	52	52	50	47
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	$3,204	$2,893	$2,997	$3,068	$3,010	$2,894	$2,553	$2,818
Attributable to:
Common shareholders – adjusted	$3,204	$2,875	$2,979	$3,050	$2,992	$2,876	$2,518	$2,789
Non-controlling interests – adjusted	–	18	18	18	18	18	35	29

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.70	$1.27	$1.58	$1.65	$1.54	$1.24	$1.42	$1.46
Adjusted	1.75	1.57	1.63	1.67	1.62	1.56	1.36	1.51
Diluted earnings per share
Reported	1.70	1.27	1.58	1.65	1.54	1.24	1.42	1.46
Adjusted	1.75	1.57	1.63	1.66	1.62	1.56	1.36	1.51
Return on common equity – reported	16.5%	12.2%	15.8%	16.9%	16.8%	13.2%	15.4%	15.5%

Return on common equity – adjusted	17.0	15.0	16.3	17.1	17.6	16.6	14.7	16.1

(billions of Canadian dollars, except as noted)
Average earning assets	$1,191	$1,200	$1,183	$1,152	$1,124	$1,116	$1,077	$1,077

Net interest margin	2.02%	1.94%	1.93%	1.95%	1.97%	1.93%	1.96%	1.94%

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
[3]

In connection with TD Ameritrade's acquisition of Scottrade on September 18, 2017, TD Ameritrade issued 38.8 million shares, of which the Bank purchased 11.1 million pursuant to its pre-emptive rights. As a result of the share issuances, the Bank's common stock ownership percentage in TD Ameritrade decreased and the Bank realized a dilution gain of $204 million reported in the Corporate segment.

[4]

On June 2, 2017, the Bank completed the sale of its Direct Investing business in Europe to Interactive Investor PLC. A loss of $40 million after-tax was recorded in the Corporate segment in other income (loss). The loss is not considered to be in the normal course of business for the Bank.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 20

BALANCE SHEET REVIEW

TABLE 16:  SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS1

(millions of Canadian dollars)		As at
	April 30, 2019	October 31, 2018
Assets
Cash and interest-bearing deposits with banks	$33,462	$35,455
Trading loans, securities, and other	132,805	127,897
Non-trading financial assets at fair value through profit or loss	4,202	4,015
Derivatives	43,624	56,996
Financial assets designated at fair value through profit or loss	3,379	3,618
Financial assets at fair value through other comprehensive income	125,109	130,600
Debt securities at amortized cost, net of allowance for credit losses	111,544	107,171
Securities purchased under reverse repurchase agreements	149,949	127,379
Loans, net of allowance for loan losses	663,615	646,393

Other	88,899	95,379

Total assets	$1,356,588	$1,334,903
Liabilities
Trading deposits	$53,974	$114,704
Derivatives	42,199	48,270
Financial liabilities designated at fair value through profit or loss	57,783	16
Deposits	875,343	851,439
Obligations related to securities sold under repurchase agreements	107,885	93,389
Subordinated notes and debentures	8,968	8,740

Other	125,538	138,305

Total liabilities	1,271,690	1,254,863

Total equity	84,898	80,040
Total liabilities and equity	$1,356,588	$1,334,903

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

Total assets were $1,357 billion as at April 30, 2019, an increase of $22 billion, or 2%, from October 31, 2018. The increase was primarily due to securities purchased under reverse repurchase agreements of $23 billion, loans, net of allowances for loan losses of $17 billion, trading loans, securities, and other of $5 billion, and debt securities at amortized cost, net of allowance for credit losses of $4 billion. The increase was partially offset by decreases in derivatives of $13 billion, financial assets at fair value through other comprehensive income (FVOCI) of $5 billion, cash and interest-bearing deposits with banks of $2 billion, and other assets of $6 billion. The foreign currency translation impact on total assets, primarily in the U.S. Retail segment, was an increase of approximately $9 billion, or 1%.

Cash and interest-bearing deposits with banks decreased $2 billion primarily due to cash management activities.

Trading loans, securities, and other increased $5 billion primarily due to higher market value of trading securities.

Derivatives decreased $13 billion primarily due to the impact of foreign exchange, equity markets on the mark-to-market values, and reduced netting of positions.

Financial assets at FVOCI decreased $5 billion primarily due to sales and maturities.

Debt securities at amortized cost, net of allowance for credit losses increased $4 billion primarily due to new investments and foreign exchange translation, partially offset by sales and maturities.

Securities purchased under reverse repurchase agreements increased $23 billion primarily due to an increase in secured financing activities.

Loans (net of allowance for loan losses) increased $17 billion primarily due to business and government loans, foreign exchange translation, home equity lines of credit (HELOC), and residential mortgages.

Other assets decreased $6 billion primarily due to amounts receivable from brokers, dealers, and clients due to unsettled and pending trades.

Total liabilities were $1,272 billion as at April 30, 2019, an increase of $17 billion, or 1%, from October 31, 2018. The increase was primarily due to financial liabilities designated at fair value though profit and loss of $58 billion, deposits of $24 billion, and obligations related to securities sold under repurchase agreements of $14 billion. The increase was partially offset by decreases in trading deposits of $61 billion, derivatives of $6 billion, and other liabilities of $13 billion. The foreign currency translation impact on total liabilities, primarily in the U.S. Retail segment, was an increase of approximately $9 billion, or 1%.

Trading deposits decreased $61 billion as the majority of maturing deposits were reissued as financial liabilities designated at fair value through profit and loss.

Derivatives decreased $6 billion primarily due to the impact of foreign exchange, interest rates, and equity markets on the mark-to-market values, partially offset by reduced netting of positions.

Financial liabilities designated at fair value through profit and loss increased $58 billion due to new issuances of funding instruments.

Deposits increased $24 billion primarily due to foreign exchange translation, an increase in business and government deposits, and personal deposits.

Obligations related to securities sold under repurchase agreements increased $14 billion primarily due to an increase in trading volumes, and financing activities.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 21

Other liabilities decreased $13 billion primarily due to amounts payable to brokers, dealers, and clients due to unsettled and pending trades and obligations related to securities sold short.

Equity was $85 billion as at April 30, 2019, an increase of $5 billion, or 6%, from October 31, 2018. The increase was primarily due to other comprehensive income from foreign exchange translation and gains on cash flow hedges, retained earnings, the issuance of common shares due to the acquisition of Greystone, and the issuance of Non-Cumulative 5-year Rate Reset Preferred Shares, Series 22, partially offset by the redemption of the TD Capital Trust III securities.

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q2 2019 vs. Q2 2018

Gross impaired loans excluding FDIC covered loans and other ACI loans were $3,296 million as at April 30, 2019, an increase of $303 million, or 10%, compared with the second quarter last year. Canadian Retail gross impaired loans increased $155 million, or 20%, compared with the second quarter last year largely due to new formations in the commercial portfolio. U.S. Retail gross impaired loans increased $148 million, or 7%, compared with the second quarter last year largely reflecting new formations in the commercial portfolio primarily attributable to the power and utilities sector and the impact of foreign exchange, partially offset by a reclassification to performing for certain U.S. HELOC clients current with their payments. Wholesale gross impaired loans were nil in the current quarter and the second quarter last year. Net impaired loans were $2,522 million as at April 30, 2019, an increase of $237 million, or 10%, compared with the second quarter last year, largely due to new formations in the commercial portfolios and the impact of foreign exchange, partially offset by a reclassification to performing for certain U.S. HELOC clients current with their payments.

The allowance for credit losses of $4,887 million as at April 30, 2019, was comprised of Stage 3 allowance for impaired loans of $790 million, Stage 2 allowance of $1,822 million, and Stage 1 allowance of $2,271 million collectively for performing loans and off-balance sheet instruments and allowance for debt securities of $4 million.

The Stage 3 allowance for loan losses increased $58 million, or 8%, primarily due to an increase in the U.S. credit card portfolio and the impact of foreign exchange. The Stage 1 and Stage 2 allowance for loan losses increased $411 million, or 11%, largely reflecting the impact of foreign exchange and an increase in the U.S. credit card portfolio due to volume growth, seasoning, and mix shift.

The allowance for debt securities decreased by $136 million, or 97% compared with the second quarter last year primarily reflecting the sale of certain debt securities.

The Bank periodically reviews the methodology for assessing significant increase in credit risk and expected credit losses (ECLs). Forward-looking information is incorporated as appropriate where macroeconomic scenarios and associated probability weights are updated quarterly and incorporated to determine the probability-weighted ECLs. As part of periodic review and quarterly updates, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank's recent loss experience of its credit portfolios and forward-looking views, which may cause a change to the allowance for ECLs. During the second quarter of 2019, ordinary course updates were made to the forward-looking estimates used to determine the Bank's probability-weighted ECLs, but no changes were made to the methodology.

The Bank calculates allowances for ECLs on debt securities measured at amortized cost and FVOCI. The Bank has $232 billion in such debt securities of which $232 billion are performing securities (Stage 1 and 2) and none are impaired (Stage 3). The allowance for credit losses on debt securities at amortized cost (DSAC) and debt securities at FVOCI was $1 million and $3 million, respectively.

Quarterly comparison – Q2 2019 vs. Q1 2019

Gross impaired loans excluding FDIC covered loans and other ACI loans decreased $238 million, or 7%, compared with the prior quarter largely reflecting a reclassification to performing for certain U.S. HELOC clients current with their payments. Impaired loans net of allowance decreased $232 million, or 8%, compared with the prior quarter reflecting a reclassification to performing for certain U.S. HELOC clients current with their payments.

The Stage 3 allowance for loan losses decreased $6 million, or 1%, compared with the prior quarter. The Stage 1 and Stage 2 allowance for loan losses increased $91 million, or 2%, compared with the prior quarter.

The allowance for debt securities decreased by $2 million, or 33%, compared to the prior quarter.

For further details on loans, impaired loans, and allowance for credit losses, refer to Note 6 of the Bank's second quarter 2019 Interim Consolidated Financial Statements.

TABLE 17:  CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018
Personal, Business, and Government Loans[1]
Impaired loans as at beginning of period	$3,534	$3,154	$3,048	$3,154	$3,085
Classified as impaired during the period	1,340	1,722	1,149	3,062	2,406
Transferred to performing during the period	(489)	(200)	(250)	(689)	(439)
Net repayments	(358)	(371)	(357)	(729)	(697)
Disposals of loans	(14)	–	(4)	(14)	(13)
Amounts written off	(769)	(766)	(696)	(1,535)	(1,344)
Recoveries of loans and advances previously written off	–	–	–	–	–

Exchange and other movements	52	(5)	103	47	(5)
Impaired loans as at end of period	$3,296	$3,534	$2,993	$3,296	$2,993

[1]	Excludes FDIC covered loans and other ACI loans.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 22

TABLE 18:  ALLOWANCE FOR CREDIT LOSSES

(millions of Canadian dollars, except as noted)			As at
	April 30 2019	January 31 2019	April 30 2018
Allowance for loan losses for on-balance sheet loans
Stage 1 allowance for loan losses	$1,691	$1,640	$1,567
Stage 2 allowance for loan losses	1,297	1,293	1,250

Stage 3 allowance for loan losses	790	796	732
Total allowance for loan losses for on-balance sheet loans	3,778	3,729	3,549
Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses	580	573	488

Stage 2 allowance for loan losses	525	496	377

Total allowance for off-balance sheet instruments	1,105	1,069	865

Allowance for loan losses	4,883	4,798	4,414

Allowance for debt securities	4	6	140
Allowance for credit losses	$4,887	$4,804	$4,554
Impaired loans, net of allowance[1,2]	$2,522	$2,754	$2,285
Net impaired loans as a percentage of net loans[1,2]	0.37%	0.41%	0.36%

Provision for credit losses as a percentage of net average loans and acceptances[1]	0.39	0.50	0.36

[1]	Excludes FDIC covered loans and other ACI loans.
[2]	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies are designed to ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrowers' default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank's overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TABLE 19:  CANADIAN REAL ESTATE SECURED LENDING1

(millions of Canadian dollars)					As at
	Amortizing			Non-amortizing	Total
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
					April 30, 2019
Total	$194,692	$52,934	$247,626	$35,258	$282,884

					October 31, 2018
Total	$193,829	$50,554	$244,383	$35,605	$279,988

[1]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 23

TABLE 20: REAL ESTATE SECURED LENDING1,2,3

(millions of Canadian dollars, except as noted)												As at

	Residential mortgages				Home equity lines of credit				Total
	Insured[4]		Uninsured		Insured[4]		Uninsured		Insured[4]		Uninsured
								April 30, 2019
Canada
Atlantic provinces	$3,394	1.7%	$2,652	1.4%	$420	0.5%	$1,315	1.5%	$3,814	1.3%	$3,967	1.4%
British Columbia[5]	11,672	6.0	24,466	12.6	1,936	2.2	14,677	16.6	13,608	4.8	39,143	13.8
Ontario[5]	33,296	17.1	63,422	32.6	6,926	7.9	41,609	47.2	40,222	14.2	105,031	37.2
Prairies[5]	22,874	11.7	15,298	7.9	3,361	3.8	11,058	12.5	26,235	9.3	26,356	9.3

Québec	8,968	4.6	8,650	4.4	1,083	1.2	5,807	6.6	10,051	3.6	14,457	5.1

Total Canada	80,204	41.1%	114,488	58.9%	13,726	15.6%	74,466	84.4%	93,930	33.2%	188,954	66.8%

United States	935		31,631		1		12,157		936		43,788
Total	$81,139		$146,119		$13,727		$86,623		$94,866		$232,742
								October 31, 2018
Canada
Atlantic provinces	$3,492	1.8%	$2,544	1.3%	$424	0.5%	$1,312	1.5%	$3,916	1.4%	$3,856	1.4%
British Columbia[5]	12,389	6.4	23,460	12.1	1,981	2.3	14,221	16.5	14,370	5.1	37,681	13.5
Ontario[5]	35,355	18.2	60,308	31.2	7,052	8.2	40,163	46.6	42,407	15.1	100,471	35.9
Prairies[5]	23,561	12.2	14,998	7.7	3,408	4.0	10,963	12.7	26,969	9.6	25,961	9.3

Québec	9,350	4.8	8,372	4.3	1,105	1.3	5,530	6.4	10,455	3.7	13,902	5.0

Total Canada	84,147	43.4%	109,682	56.6%	13,970	16.3%	72,189	83.7%	98,117	34.9%	181,871	65.1%

United States	900		30,462		1		12,367		901		42,829
Total	$85,047		$140,144		$13,971		$84,556		$99,018		$224,700

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]	Geographic location is based on the address of the property mortgaged.
[3]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[4]

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

[5]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank's residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 21: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION1,2

									As at
	<5 years	5–<10 years	10–<15 years	15–<20 years	20–<25 years	25–<30 years	30–<35 years	>=35 years	Total
							April 30, 2019
Canada	1.0%	3.7%	6.7%	15.8%	43.4%	29.0%	0.4%	–%	100%

United States	4.7	7.5	4.8	5.8	28.8	47.2	0.9	0.3	100
Total	1.6%	4.3%	6.5%	14.4%	41.1%	31.6%	0.5%	–%	100%
							October 31, 2018
Canada	1.0%	3.8%	6.7%	15.1%	42.7%	30.1%	0.6%	–%	100%

United States	4.8	8.2	4.8	5.2	29.4	46.3	1.0	0.3	100
Total	1.6%	4.4%	6.5%	13.7%	40.8%	32.4%	0.6%	–%	100%

[1]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[2]	Percentage based on outstanding balance.

TABLE 22:  UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired1,2,3

	For the three months ended
	Residential mortgages	Home equity lines of credit[4,5]	Total	Residential mortgages	Home equity lines of credit[4,5]	Total
		April 30, 2019			October 31, 2018
Canada
Atlantic provinces	73%	69%	72%	75%	71%	73%
British Columbia[6]	67	63	65	65	62	64
Ontario[6]	68	65	67	67	65	66
Prairies[6]	73	70	72	73	71	72

Québec	73	72	73	73	73	73

Total Canada	69	65	67	68	66	67

United States	69	62	66	70	59	65
Total	69%	65%	67%	68%	65%	67%

[1]	Geographic location is based on the address of the property mortgaged.
[2]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[3]	Based on house price at origination.
[4]	HELOC loan-to-value includes first position collateral mortgage if applicable.
[5]	HELOC fixed rate advantage option is included in loan-to-value calculation.
[6]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 24

Sovereign Risk

The following table provides a summary of the Bank's credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 23:  EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty1

(millions of Canadian dollars)													As at

	Loans and commitments[2]				Derivatives, repos, and securities lending[3]				Trading and investment portfolio[4,5]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[6]
Country											April 30, 2019

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	–	4	4	–	–	–	–	11	–	21	32	36
Ireland	–	–	301	301	5	–	158	163	–	–	8	8	472
Portugal	–	–	–	–	–	151	41	192	1	–	–	1	193

Spain	–	37	65	102	–	–	116	116	15	–	23	38	256

Total GIIPS	–	37	370	407	5	151	315	471	27	–	52	79	957

Rest of Europe
Austria	–	–	–	–	3	60	12	75	2	1,063	5	1,070	1,145
Belgium	268	–	159	427	461	27	270	758	27	94	–	121	1,306
Finland	–	103	37	140	–	20	174	194	–	1,096	1	1,097	1,431
France	587	1,209	154	1,950	90	493	2,063	2,646	112	5,055	210	5,377	9,973
Germany	1,332	627	59	2,018	538	797	1,008	2,343	279	8,574	60	8,913	13,274
Netherlands	466	577	129	1,172	278	370	697	1,345	48	3,287	242	3,577	6,094
Norway	–	148	5	153	17	556	67	640	2	512	667	1,181	1,974
Sweden	–	12	23	35	–	222	70	292	19	1,639	656	2,314	2,641
Switzerland	1,016	58	125	1,199	224	–	919	1,143	62	–	39	101	2,443
United Kingdom	2,858	2,921	44	5,823	1,589	590	8,478	10,657	315	1,076	1,770	3,161	19,641

Other[7]	–	5	107	112	20	133	532	685	5	455	32	492	1,289

Total Rest of Europe	6,527	5,660	842	13,029	3,220	3,268	14,290	20,778	871	22,851	3,682	27,404	61,211
Total Europe	$6,527	$5,697	$1,212	$13,436	$3,225	$3,419	$14,605	$21,249	$898	$22,851	$3,734	$27,483	$62,168
Country											October 31, 2018

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	178	1	179	–	–	3	3	26	22	5	53	235
Ireland	–	–	197	197	17	–	268	285	–	–	–	–	482
Portugal	–	–	–	–	–	139	56	195	1	–	–	1	196

Spain	–	30	56	86	–	–	61	61	23	522	–	545	692

Total GIIPS	–	208	254	462	17	139	388	544	50	544	5	599	1,605

Rest of Europe
Austria	–	–	7	7	9	46	12	67	–	1,008	–	1,008	1,082
Belgium	263	–	225	488	140	34	486	660	40	94	2	136	1,284
Finland	–	141	–	141	–	36	110	146	–	1,071	–	1,071	1,358
France	579	514	133	1,226	77	621	1,822	2,520	122	5,613	176	5,911	9,657
Germany	1,106	354	210	1,670	443	805	933	2,181	240	7,779	63	8,082	11,933
Netherlands	509	706	194	1,409	273	506	362	1,141	44	3,717	265	4,026	6,576
Norway	121	33	5	159	20	288	54	362	24	426	630	1,080	1,601
Sweden	–	67	95	162	–	287	235	522	15	1,548	644	2,207	2,891
Switzerland	997	58	89	1,144	37	–	2,127	2,164	39	–	25	64	3,372
United Kingdom	2,872	1,082	19	3,973	1,558	559	9,262	11,379	336	857	2,429	3,622	18,974

Other[7]	–	5	99	104	30	164	761	955	3	395	66	464	1,523

Total Rest of Europe	6,447	2,960	1,076	10,483	2,587	3,346	16,164	22,097	863	22,508	4,300	27,671	60,251
Total Europe	$6,447	$3,168	$1,330	$10,945	$2,604	$3,485	$16,552	$22,641	$913	$23,052	$4,305	$28,270	$61,856

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]

Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at April 30, 2019, or October 31, 2018.

[3]

Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $0.2 billion (October 31, 2018 – $0.4 billion) for GIIPS and $78.5 billion for the rest of Europe (October 31, 2018 – $66 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association master netting agreement.

[4]	Trading and investment portfolio includes deposits and trading exposures are net of eligible short positions.
[5]	The fair values of the GIIPS exposures in Level 3 in the trading and investment portfolio were nil as at April 30, 2019 and not significant as at October 31, 2018.
[6]	The reported exposures do not include $0.2 billion of protection the Bank purchased through CDS (October 31, 2018 – $0.2 billion).
[7]

Other European exposure is distributed across 11 countries (October 31, 2018 – 10 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at April 30, 2019.

Of the Bank's European exposure, approximately 98% (October 31, 2018 – 96%) is to counterparties in countries rated either Aa3 or better by Moody's Investor Services (Moody's) or AA or better by Standard & Poor's (S&P), with the majority of this exposure to the sovereigns themselves or to well-rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA or better, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $12.6 billion (October 31, 2018 – $11.2 billion) of exposure to supranational entities with European sponsorship and $1.8 billion (October 31, 2018 – $1.0 billion) of indirect exposure to European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

As part of the Bank's usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 25

CAPITAL POSITION

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective RWA, inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures. TD continues to manage its regulatory capital in accordance with the Basel III Capital Framework as discussed in the "Capital Position" section of the Bank's 2018 Annual Report.

OSFI's Capital Requirements under Basel III

OSFI's Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

From fiscal 2014 to 2018, the CVA capital charge was phased-in based on a scalar approach. For fiscal 2018, the scalars inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 80%, 83%, and 86%, respectively. For fiscal 2019, the CVA has been fully phased-in.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 Capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline contains two methodologies for capital ratio calculation: (1) the "transitional" method; and (2) the "all-in" method. The minimum CET1, Tier 1, and Total Capital ratios, based on the "all-in" method, are 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1, Tier 1 Capital, and Total Capital ratio minimum requirements to 7%, 8.5%, and 10.5%, respectively.

In March 2013, OSFI designated the six major Canadian banks as domestic systemically important banks (D-SIBs), for which a 1% common equity capital surcharge is in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, are required to meet an "all-in" Pillar 1 target CET1, Tier 1, and Total Capital ratios of 8%, 9.5%, and 11.5%, respectively.

At the discretion of OSFI, a common equity countercyclical capital buffer (CCB) within a range of 0% to 2.5% may be imposed. The primary objective of the CCB is to protect the banking sector against future potential losses resulting from periods of excess aggregate credit growth that have often been associated with the build-up of system-wide risk. The CCB is an extension of the capital conservation buffer and must be met with CET1 capital. The CCB is calculated using the weighted-average of the buffers deployed in Canada and across BCBS member jurisdictions and selected non-member jurisdictions to which the bank has private sector credit exposures.

Effective November 1, 2017, OSFI required D-SIBs and foreign bank subsidiaries in Canada to comply with the CCB regime, phased-in according to the transitional arrangements. As a result, the maximum countercyclical buffer relating to foreign private sector credit exposures was capped at 1.25% of total RWA in the first quarter of 2017 and increases each subsequent year by an additional 0.625%, to reach its final maximum of 2.5% of total RWA in the first quarter of 2019. As at April 30, 2019, the CCB is only applicable to private sector credit exposures located in Hong Kong, Sweden, Norway, and the United Kingdom. Based on the allocation of exposures and buffers currently in place in Hong Kong, Sweden, Norway, and the United Kingdom, the Bank's countercyclical buffer requirement is 0% as at April 30, 2019.

On June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffer through the introduction of the public Domestic Stability Buffer (DSB). The DSB is held by D-SIBs against Pillar 2 risks associated with systemic vulnerabilities including, but not limited to: i) Canadian consumer indebtedness; ii) asset imbalances in the Canadian market; and iii) Canadian institutional indebtedness. The level of the buffer ranges between 0% and 2.5% of total RWA and must be met with CET1 Capital. At a minimum, OSFI will review the buffer semi-annually and any changes will be made public. In December 2018, OSFI announced that the DSB would be set at 1.75% as of April 30, 2019 effectively raising the CET1 target to 9.75%. Prior to April 30, 2019, the buffer was 1.5%. A breach of the buffer will not automatically constrain capital distributions; however, OSFI will require a remediation plan.

Effective in the second quarter of 2018, OSFI implemented a revised methodology for calculating the regulatory capital floor. The revised floor is based on the Basel II standardized approach, with the floor factor transitioned in over three quarters. The floor was fully transitioned, to a factor of 75%, in the fourth quarter of fiscal 2018. The Bank is not constrained by the capital floor.

In the first quarter of 2019, the Bank implemented the revised CAR guidelines related to the domestic implementation of the standardized approach for counterparty credit risk (CCR), capital requirements for bank exposures to central counterparties, as well as revisions to the securitization framework.

The leverage ratio is calculated as per OSFI's Leverage Requirements guideline and has a regulatory minimum requirement of 3%.

The Canadian Bail-in regime, including OSFI's Total Loss Absorbing Capacity (TLAC) guideline, came into effect on September 23, 2018. Under this guideline, the Bank in required to meet target TLAC requirements by November 1, 2021. The Bank is currently subject to a target risk-based TLAC ratio of 23.25% of RWA and a TLAC leverage ratio of 6.75%.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 26

The following table provides details of TD's regulatory capital position.

TABLE 24: REGULATORY CAPITAL POSITION

(millions of Canadian dollars, except as noted)			As at
	April 30 2019	October 31 2018	April 30 2018
Capital
Common Equity Tier 1 Capital	$54,269	$52,389	$49,485
Tier 1 Capital	61,008	59,735	56,434

Total Capital	71,620	70,434	65,970
Common Equity Tier 1 Capital risk-weighted assets for:
Credit risk[1]	385,280	370,044	352,179
Market risk	13,028	13,213	15,248

Operational risk	53,959	52,375	50,392
Total	$452,267	$435,632	$417,819
Capital and leverage ratios
Common Equity Tier 1 Capital ratio[1]	12.0%	12.0%	11.8%
Tier 1 Capital ratio[1]	13.5	13.7	13.5
Total Capital ratio[1]	15.8	16.2	15.8

Leverage ratio	4.2	4.2	4.1

[1]

Each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. For fiscal 2019, the scalars are 100%. For fiscal 2018, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 80%, 83%, and 86%.

As at April 30, 2019, the Bank's CET1, Tier 1, and Total Capital ratios were 12.0%, 13.5%, and 15.8%, respectively. Compared with the Bank's CET1 Capital ratio of 12.0% at October 31, 2018, the CET1 Capital ratio remained relatively flat as organic capital growth was offset by common shares repurchased, the loyalty agreement with Air Canada, actuarial losses on employee benefit plans, and the acquisition of Greystone.

As at April 30, 2019, the Bank's Leverage ratio was 4.2%, compared with the Bank's Leverage ratio of 4.2% at October 31, 2018. The Leverage ratio remained relatively flat as capital generation and preferred shares issuances were offset by an increase in exposure resulting from the implementation of the standardized approach for measuring CCR in the first quarter of 2019, and business growth in Wholesale Banking and Canadian Retail.

Future Regulatory Capital Developments

Future regulatory capital developments, in addition to those described in the "Future Regulatory Capital Developments" section of the Bank's 2018 Annual Report, are noted below.

In April 2019, OSFI released the final version of its Guideline B-2: Large Exposure Limits for D-SIBs. The guideline outlines practices for the management of risk related to large exposures and provides additional guidance on methods for identifying, measuring, managing, and monitoring large exposures. The guideline introduces tighter limits for exposures to both Global Systemically Important Banks and to other Canadian D-SIBs, recognizes eligible credit risk mitigation techniques by measuring exposure on a net basis rather than a gross basis, and reduces the eligible capital base from Total Capital to Tier 1 Capital. The guideline is effective November 1, 2019.

In January 2019, BCBS issued the final minimum capital requirements for market risk standard. The key aspects of the standard include: clarification on the scope; a refined standardized approach for foreign exchange risk and index instruments; revised standardized risk weights applicable to general interest rate risk, foreign exchange, and certain other exposures; revisions to the assessment process relating to internal models reflecting the risks on individual trading desks; and revisions related to identification of risk factors that are eligible for internal modelling. The standard is effective January 1, 2022.

In December 2018, BCBS issued a consultative document on leverage ratio disclosure requirements. The proposal requires banks to include in Pillar 3 disclosures, in addition to current requirements, the amount of each of the following exposures calculated based on an average of daily values over the quarter: adjusted gross securities financing transaction assets; replacement cost derivative exposures; and central bank reserves that are included on-balance sheet. The revisions are expected to be implemented no later than January 1, 2022.

In December 2018, BCBS issued the final "Pillar 3 disclosure requirements – updated framework". The framework includes disclosure revisions and additions arising from the finalization of the Basel III reforms related to the following areas: credit risk, operational risk, leverage ratio, CVA risk; RWA calculated by the Bank's internal models and under standardized approaches; and an overview of risk management, RWA, and key prudential metrics. The framework also contains new disclosure requirements related to asset encumbrance and capital distribution constraints. These disclosure requirements, together with the first and second phase of the revised Pillar 3 disclosure requirements, issued in January 2015 and March 2017, respectively, complete the Pillar 3 framework. The disclosure requirements related to Basel III reforms are effective January 1, 2022.

Normal Course Issuer Bid

As approved by the Board on May 22, 2019, the Bank announced its intention to initiate a normal course issuer bid (NCIB) for up to 20 million of its common shares, subject to the approval of OSFI and the Toronto Stock Exchange (TSX). The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

The Bank's previous NCIB, which was announced on April 19, 2018 and as amended on December 10, 2018, expired on April 12, 2019. The Bank repurchased an aggregate of 30 million common shares under its previous NCIB, at an average price of $74.29 per share for a total amount of $2.2 billion.

During the three and six months ended April 30, 2019, the Bank repurchased 5.5 million and 10 million common shares, respectively, under its previous NCIB at an average price of $75.30 and $72.75 per share, respectively, for a total amount of $414 million and $727 million, respectively.

During the year ended October 31, 2018, the Bank repurchased 20 million common shares under its previous NCIB at an average price of $75.07 per share for a total amount of $1.5 billion.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 27

TABLE 25: EQUITY AND OTHER SECURITIES

(millions of shares/units, except as noted)		As at
	April 30, 2019	October 31, 2018
	Number of shares/units	Number of shares/units
Common shares outstanding	1,829.1	1,830.4

Treasury shares – common	(0.7)	(2.1)

Total common shares	1,828.4	1,828.3
Stock options
Vested	6.0	4.7

Non-vested	8.2	8.4
Preferred shares – Class A
Series 1	20.0	20.0
Series 3	20.0	20.0
Series 5	20.0	20.0
Series 7	14.0	14.0
Series 9	8.0	8.0
Series 11	6.0	6.0
Series 12	28.0	28.0
Series 14	40.0	40.0
Series 16	14.0	14.0
Series 18	14.0	14.0
Series 20	16.0	16.0

Series 22	14.0	–

	214.0	200.0

Treasury shares – preferred	(0.3)	(0.3)

Total preferred shares	213.7	199.7
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities – Series 2008[1]	–	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 1[2]	550.0	550.0
TD Capital Trust IV Notes – Series 2	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0

[1]	TD Capital Trust III redeemed all of the outstanding TD Capital Trust III Securities – Series 2008 on December 31, 2018.
[2]	On May 9, 2019, TD Capital Trust IV announced its intention to redeem all of the outstanding TD Capital Trust IV Notes – Series 1 on June 30, 2019.

All series of preferred shares – Class A include NVCC provisions. If a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 1.1 billion in aggregate.

For NVCC subordinated notes and debentures, if a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 2.6 billion in aggregate. The following subordinated debentures contain NVCC provisions: the 2.692% subordinated debentures due June 24, 2025, 2.982% subordinated debentures due September 30, 2025, 3.589% subordinated debentures due September 14, 2028, 3.224% subordinated debentures due July 25, 2029, 4.859% subordinated debentures due March 4, 2031, and the 3.625% subordinated debentures due September 15, 2031. Refer to Note 19 of the Bank's 2018 Consolidated Financial Statements for additional details.

MANAGING RISK

EXECUTIVE SUMMARY

Growing profitability in financial services involves selectively taking and managing risks within TD's risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in TD's businesses so that it can meet its future strategic objectives.

TD's businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank's tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD's strategy and risk profile. The Bank's risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy, and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not 'bet the bank' on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.

TD considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact.

Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee of the Board and the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

The Bank's risk governance structure and risk management approach have not substantially changed from that described in the Bank's 2018 Annual Report. Additional information on risk factors can be found in the 2018 MD&A under the heading "Risk Factors and Management". For a complete discussion of the risk governance structure and the risk management approach, refer to the "Managing Risk" section in the Bank's 2018 Annual Report.

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended April 30, 2019.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 28

CREDIT RISK

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 26:  GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings Based (AIRB) Approaches1

(millions of Canadian dollars)						As at
		April 30, 2019		October 31, 2018
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$3,512	$376,401	$379,913	$3,091	$371,450	$374,541
Qualifying revolving retail	–	130,339	130,339	–	112,388	112,388

Other retail	7,895	81,388	89,283	12,835	80,513	93,348

Total retail	11,407	588,128	599,535	15,926	564,351	580,277
Non-retail
Corporate	136,656	379,055	515,711	132,030	346,751	478,781
Sovereign	97,113	143,212	240,325	95,411	136,951	232,362

Bank	18,718	112,428	131,146	18,019	110,295	128,314

Total non-retail	252,487	634,695	887,182	245,460	593,997	839,457
Gross credit risk exposures	$263,894	$1,222,823	$1,486,717	$261,386	$1,158,348	$1,419,734

[1]	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and certain other credit RWA.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 29

MARKET RISK

Market risk capital is calculated using internal models and comprises three components: (1) Value-at-Risk (VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.

Market Risk Linkage to the Balance Sheet

The following table provides a breakdown of the Bank's balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 27: MARKET RISK LINKAGE TO THE BALANCE SHEET

(millions of Canadian dollars)									As at
	April 30, 2019				October 31, 2018
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$28,453	$111	$28,342	$–	$30,720	$729	$29,991	$–	Interest rate
Trading loans, securities, and other	132,805	130,627	2,178	–	127,897	125,437	2,460	–	Interest rate
Non-trading financial assets at fair value through profit or loss	4,202	–	4,202	–	4,015	–	4,015	–	Equity, foreign exchange, interest rate
Derivatives	43,624	39,415	4,209	–	56,996	53,087	3,909	–	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	3,379	–	3,379	–	3,618	–	3,618	–	Interest rate
Financial assets at fair value through other comprehensive income	125,109	–	125,109	–	130,600	–	130,600	–	Equity, foreign exchange, interest rate
Debt securities at amortized cost, net of allowance for credit losses	111,544	–	111,544	–	107,171	–	107,171	–	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	149,949	4,796	145,153	–	127,379	3,920	123,459	–	Interest rate
Loans, net of allowance for loan losses	663,615	–	663,615	–	646,393	–	646,393	–	Interest rate
Customers' liability under acceptances	16,189	–	16,189	–	17,267	–	17,267	–	Interest rate
Investment in TD Ameritrade	9,027	–	9,027	–	8,445	–	8,445	–	Equity
Other assets[1]	1,571	–	1,571	–	1,751	–	1,751	–	Interest rate

Assets not exposed to market risk	67,121	–	–	67,121	72,651	–	–	72,651

Total Assets	1,356,588	174,949	1,114,518	67,121	1,334,903	183,173	1,079,079	72,651
Liabilities subject to market risk
Trading deposits	53,974	8,568	45,406	–	114,704	6,202	108,502	–	Interest rate
Derivatives	42,199	37,937	4,262	–	48,270	44,119	4,151	–	Equity, foreign exchange, interest rate
Securitization liabilities at fair value	12,738	12,738	–	–	12,618	12,618	–	–	Interest rate
Financial liabilities designated at fair value through profit or loss	57,783	4	57,779	–	16	2	14	–	Interest rate
Deposits	875,343	–	875,343	–	851,439	–	851,439	–	Interest rate
Acceptances	16,189	–	16,189	–	17,269	–	17,269	–	Interest rate
Obligations related to securities sold short	36,365	34,972	1,393	–	39,478	37,323	2,155	–	Interest rate
Obligations related to securities sold under repurchase agreements	107,885	1,893	105,992	–	93,389	3,797	89,592	–	Interest rate
Securitization liabilities at amortized cost	14,020	–	14,020	–	14,683	–	14,683	–	Interest rate
Subordinated notes and debentures	8,968	–	8,968	–	8,740	–	8,740	–	Interest rate
Other liabilities[1]	17,189	–	17,189	–	16,134	–	16,134	–	Equity, interest rate

Liabilities and Equity not exposed to market risk	113,935	–	–	113,935	118,163	–	–	118,163
Total Liabilities and Equity	$1,356,588	$96,112	$1,146,541	$113,935	$1,334,903	$104,061	$1,112,679	$118,163

[1]	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 30

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank's trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading net revenue, reported on a TEB, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank's market risk capital trading books. For the quarter ended April 30, 2019, there were three days of trading losses and trading net revenue was positive for 95% of the trading days. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements. During the second quarter of 2019, TD implemented a modification to improve equity volatility data used in VaR calculations.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the second quarter of 2019, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank's exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a "constant level of risk" assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 31

The following table presents the end of quarter, average, high, and low usage of TD's portfolio metrics.

TABLE 28:  PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)	For the three months ended							For the six months ended
	April 30 2019					January 31 2019	April 30 2018	April 30 2019	April 30 2018
	As at	Average	High		Low	Average	Average	Average	Average
Interest rate risk	$6.7	$8.6	$13.9		$5.4	$12.9	$17.0	$10.8	$13.0
Credit spread risk	11.1	12.2	16.6		9.4	19.7	11.4	16.0	10.3
Equity risk	7.0	6.7	9.6		4.6	7.1	8.5	6.9	8.1
Foreign exchange risk	4.3	5.4	9.5		1.7	6.5	4.5	6.0	4.1
Commodity risk	1.4	2.2	3.5		1.4	2.6	2.2	2.4	2.4
Idiosyncratic debt specific risk	14.5	15.1	20.2		13.5	20.2	17.3	17.6	15.7

Diversification effect[1]	(25.9)	(29.2)	n/m	[2]	n/m	(41.4)	(35.4)	(35.4)	(31.2)

Total Value-at-Risk (one-day)	19.1	21.0	28.1		16.8	27.6	25.5	24.3	22.4

Stressed Value-at-Risk (one-day)	43.9	43.5	56.8		38.8	60.5	57.7	52.6	48.3
Incremental Risk Capital Charge (one-year)	$269.7	$204.2	$269.7		$173.1	$232.6	$205.4	$219.5	$206.4

1 The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.

2 Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR decreased quarter-over-quarter due to decrease in debt specific risk driven by changes in government and financial bonds positions and interest rate risk from U.S. interest rate risk positions. Average Stressed VaR decreased quarter-over-quarter driven by U.S. interest rate risk positions.

Average IRC decreased quarter-over-quarter due to positions in Canadian banks and provinces.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Interest Rate Risk

The following graph shows the Bank's interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for structural interest rate management. This reflects the interest rate risk from personal and commercial banking products (loans and deposits) as well as related funding, investments and high-quality liquid assets (HQLA). EVaR is defined as the difference between the change in the present value of the Bank's asset portfolio and the change in the present value of the Bank's liability portfolio, including off-balance sheet instruments and assumed profiles for non-rate sensitive products, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future net interest income.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 32

The Bank uses derivative financial instruments, wholesale investments, funding instruments, other capital market alternatives, and, less frequently, product pricing strategies to manage interest rate risk. As at April 30, 2019 an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders' equity by $337 million (January 31, 2019 – $304 million decrease) after-tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders' equity by $274 million (January 31, 2019 – $149 million decrease) after-tax.

The interest risk exposure, or EVaR, in the insurance business is not included in the above graph. Interest rate risk in the insurance business is managed using defined exposure limits and processes, as set and governed by the insurance Board of Directors.

The following table shows the sensitivity of the economic value of shareholders' equity (after-tax) by currency for those currencies where TD has material exposure.

TABLE 29: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE-AT-RISK BY CURRENCY

(millions of Canadian dollars)					As at
	April 30, 2019		January 31, 2019		April 30, 2018
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Canadian dollar	$(66)	$–	$(58)	$1	$(37)	$(41)

U.S. dollar	(271)	(274)	(246)	(150)	(251)	(11)
	$(337)	$(274)	$(304)	$(149)	$(288)	$(52)

Liquidity Risk

Liquidity risk is the risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support, or the need to pledge additional collateral.

TD'S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined Bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI Liquidity Adequacy Requirements (LAR) guideline. Under the LAR guideline, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100%. The Bank operates under a prudent funding paradigm with an emphasis on maximizing deposits as a core source of funding and having a ready access to wholesale funding markets across diversified terms, funding types, and currencies so as to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a detailed contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The resultant management strategies and actions comprise an integrated liquidity risk management program that ensures low exposure to identified sources of liquidity risk and compliance with regulatory requirements.

LIQUIDITY RISK MANAGEMENT RESPONSIBILITY

The Bank's Asset/Liability and Capital Committee (ALCO) oversees the Bank's liquidity risk management program. It is designed to ensure there are effective management structures and policies in place to properly measure and manage liquidity risk. The Global Liquidity and Funding Committee, a subcommittee of the ALCO comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management, Finance, and Wholesale Banking, identifies and monitors the Bank's liquidity risks. The management of liquidity risk is the responsibility of the Head of TBSM, while oversight and challenge are provided by the ALCO and independently by Risk Management. The Risk Committee of the Board regularly reviews the Bank's liquidity position and approves the Bank's Liquidity Risk Management Framework bi-annually and the related policies annually.

The Bank's liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the Bank's 2018 Annual Report. For a complete discussion of liquidity risk, refer to the "Liquidity Risk" section in the Bank's 2018 Annual Report.

LIQUID ASSETS

The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high-quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit and liquidity quality.

Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank's insurance businesses due to investment restrictions.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 33

TABLE 30: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY1

(millions of Canadian dollars, except as noted)						As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions[2]	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets[2]
		April 30, 2019
Cash and due from banks	$4,029	$–	$4,029	1%	$228	$3,801
Canadian government obligations	13,865	74,980	88,845	14	54,585	34,260
National Housing Act Mortgage-Backed Securities (NHA MBS)	41,792	34	41,826	7	3,232	38,594
Provincial government obligations	13,738	23,554	37,292	6	27,644	9,648
Corporate issuer obligations	8,293	3,952	12,245	2	3,659	8,586
Equities	11,290	3,030	14,320	2	10,139	4,181

Other marketable securities and/or loans	3,362	444	3,806	1	513	3,293

Total Canadian dollar-denominated	96,369	105,994	202,363	33	100,000	102,363
Cash and due from banks	24,424	–	24,424	4	32	24,392
U.S. government obligations	30,331	45,037	75,368	12	36,209	39,159
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	49,733	9,650	59,383	10	17,983	41,400
Other sovereign obligations	49,530	39,995	89,525	14	31,738	57,787
Corporate issuer obligations	81,125	2,199	83,324	14	7,030	76,294
Equities	37,944	36,871	74,815	12	38,888	35,927

Other marketable securities and/or loans	4,543	1	4,544	1	530	4,014

Total non-Canadian dollar-denominated	277,630	133,753	411,383	67	132,410	278,973
Total	$373,999	$239,747	$613,746	100%	$232,410	$381,336

		October 31, 2018
Cash and due from banks	$3,002	$–	$3,002	1%	$1,098	$1,904
Canadian government obligations	18,256	63,463	81,719	14	47,572	34,147
NHA MBS	39,649	42	39,691	6	3,057	36,634
Provincial government obligations	12,720	19,241	31,961	5	23,651	8,310
Corporate issuer obligations	6,622	3,767	10,389	2	3,769	6,620
Equities	10,554	1,637	12,191	2	6,028	6,163

Other marketable securities and/or loans	2,655	349	3,004	1	277	2,727

Total Canadian dollar-denominated	93,458	88,499	181,957	31	85,452	96,505
Cash and due from banks	24,046	–	24,046	4	28	24,018
U.S. government obligations	30,163	37,691	67,854	12	32,918	34,936
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	47,150	927	48,077	8	7,522	40,555
Other sovereign obligations	56,034	45,912	101,946	18	41,993	59,953
Corporate issuer obligations	78,160	1,576	79,736	14	7,234	72,502
Equities	33,514	37,666	71,180	12	32,206	38,974

Other marketable securities and/or loans	4,786	4	4,790	1	191	4,599

Total non-Canadian dollar-denominated	273,853	123,776	397,629	69	122,092	275,537
Total	$367,311	$212,275	$579,586	100%	$207,544	$372,042

1  Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.

2  Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 31: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)		As at
	April 30 2019	October 31 2018
The Toronto-Dominion Bank (Parent)	$143,442	$136,544
Bank subsidiaries	222,088	217,565

Foreign branches	15,806	17,933
Total	$381,336	$372,042

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 34

The Bank's monthly average liquid assets (excluding those held in insurance subsidiaries) for the quarters ended April 30, 2019 and January 31, 2019, are summarized in the following table.

TABLE 32: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY1

(millions of Canadian dollars, except as noted)		Average for the three months ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions[2]	Total liquid assets	% of Total	Encumbered liquid assets	Unencumbered liquid assets[2]
		April 30, 2019
Cash and due from banks	$3,382	$–	$3,382	1%	$209	$3,173
Canadian government obligations	13,906	63,924	77,830	13	47,864	29,966
NHA MBS	42,626	35	42,661	7	3,267	39,394
Provincial government obligations	13,495	23,012	36,507	6	27,004	9,503
Corporate issuer obligations	6,918	4,010	10,928	2	3,939	6,989
Equities	11,174	3,754	14,928	2	8,940	5,988

Other marketable securities and/or loans	3,320	422	3,742	1	495	3,247

Total Canadian dollar-denominated	94,821	95,157	189,978	32	91,718	98,260
Cash and due from banks	28,170	–	28,170	5	39	28,131
U.S. government obligations	30,183	43,578	73,761	12	37,620	36,141
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	48,211	7,859	56,070	9	16,579	39,491
Other sovereign obligations	49,987	41,458	91,445	15	33,212	58,233
Corporate issuer obligations	80,437	2,441	82,878	14	6,896	75,982
Equities	34,087	35,552	69,639	12	37,834	31,805

Other marketable securities and/or loans	4,698	3	4,701	1	386	4,315

Total non-Canadian dollar-denominated	275,773	130,891	406,664	68	132,566	274,098
Total	$370,594	$226,048	$596,642	100%	$224,284	$372,358

		January 31, 2019
Cash and due from banks	$2,583	$–	$2,583	–%	$451	$2,132
Canadian government obligations	15,721	57,341	73,062	12	42,228	30,834
NHA MBS	42,274	40	42,314	7	3,890	38,424
Provincial government obligations	13,372	19,900	33,272	6	23,001	10,271
Corporate issuer obligations	5,349	4,017	9,366	2	3,845	5,521
Equities	7,367	2,972	10,339	2	6,220	4,119

Other marketable securities and/or loans	3,414	465	3,879	1	345	3,534

Total Canadian dollar-denominated	90,080	84,735	174,815	30	79,980	94,835
Cash and due from banks	30,137	–	30,137	5	28	30,109
U.S. government obligations	33,103	38,549	71,652	12	35,498	36,154
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	49,877	6,911	56,788	10	17,436	39,352
Other sovereign obligations	54,201	42,376	96,577	16	30,857	65,720
Corporate issuer obligations	79,597	2,800	82,397	14	7,109	75,288
Equities	33,735	35,711	69,446	12	31,206	38,240

Other marketable securities and/or loans	5,763	239	6,002	1	677	5,325

Total non-Canadian dollar-denominated	286,413	126,586	412,999	70	122,811	290,188
Total	$376,493	$211,321	$587,814	100%	$202,791	$385,023

[1]	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
[2]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches are summarized in the following table.

TABLE 33: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	Average for the three months ended
	April 30 2019	January 31 2019
The Toronto-Dominion Bank (Parent)	$137,951	$134,578
Bank subsidiaries	218,334	227,337

Foreign branches	16,073	23,108
Total	$372,358	$385,023

ASSET ENCUMBRANCE

In the course of the Bank's day-to-day operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 35

TABLE 34: ENCUMBERED AND UNENCUMBERED ASSETS

(millions of Canadian dollars, except as noted)	As at
	Encumbered[1]		Unencumbered
	Pledged as collateral[2]	Other[3]	Available as collateral[4]	Other[5]	Total assets	Encumbered assets as a % of total assets
					April 30, 2019
Cash and due from banks	$191	$–	$–	$4,818	$5,009	–%
Interest-bearing deposits with banks	3,678	102	22,427	2,246	28,453	0.3
Securities, trading loans, and other[6]	68,279	12,571	284,229	11,960	377,039	6.0
Derivatives	–	–	–	43,624	43,624	–
Securities purchased under reverse repurchase agreements[7]	–	–	–	149,949	149,949	–
Loans, net of allowance for loan losses	24,392	60,340	86,084	492,799	663,615	6.2
Customers' liability under acceptances	–	–	–	16,189	16,189	–
Investment in TD Ameritrade	–	–	–	9,027	9,027	–
Goodwill	–	–	–	17,232	17,232	–
Other intangibles	–	–	–	2,623	2,623	–
Land, buildings, equipment, and other depreciable assets	–	–	–	5,500	5,500	–
Deferred tax assets	–	–	–	2,136	2,136	–

Other assets[8]	821	–	–	35,371	36,192	0.1

Total on-balance sheet assets	$97,361	$73,013	$392,740	$793,474	$1,356,588	12.6%
Off-balance sheet items[9]
Securities purchased under reverse repurchase agreements	145,738	–	24,050	(149,949)
Securities borrowing and collateral received	54,153	1,163	20,349	–

Margin loans and other client activity	9,721	–	20,490	(13,320)

Total off-balance sheet items	209,612	1,163	64,889	(163,269)
Total	$306,973	$74,176	$457,629	$630,205
					October 31, 2018

Total on-balance sheet assets	$100,719	$72,086	$377,068	$785,030	$1,334,903	12.9%

Total off-balance sheet items	185,323	559	57,845	(142,072)
Total	$286,042	$72,645	$434,913	$642,958

[1]

Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, for the purpose of this disclosure, the on and off-balance sheet holdings are encumbered in alignment with the business practice.

[2]

Represents assets that have been posted externally to support the Bank's day-to-day operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged to Federal Home Loan Bank (FHLB) to support the U.S. Retail business.

[3]	Assets supporting TD's long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
[4]

Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.

[5]

Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, Canada Mortgage and Housing Corporation insured mortgages that can be securitized into NHA MBS).

[6]

Securities include trading loans, securities, non-trading financial assets at fair value through profit or loss and other financial assets designated at fair value through profit or loss, securities at FVOCI, and DSAC.

[7]	Assets reported in Securities purchased under reverse repurchase agreements represent the value of the loans extended and not the value of the collateral received.
[8]	Other assets include amounts receivable from brokers, dealers, and clients.
[9]

Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS

In addition to the "Severe Combined Stress" scenario, TD performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events and market-wide stress events designed to test the impact from risk factors material to TD's risk profile. Liquidity assessments are also part of the Bank's enterprise-wide stress testing program. Results from these stress event scenarios are used to inform the Bank's contingency funding plan actions.

The Bank has liquidity contingency funding plans (CFP) in place at the enterprise level ("Enterprise CFP") and for subsidiaries operating in both domestic and foreign jurisdictions ("Regional CFP"). The Enterprise CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank's overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation, and identifies governance protocols and recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure proposed in the Enterprise CFP are aligned with the Bank's Crisis Management Recovery Plan.

CREDIT RATINGS

Credit ratings impact TD's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirement to pledge collateral, reduced access to capital markets, and could also affect the Bank's ability to enter into derivative transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time to time, based on a number of factors including the Bank's financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 36

TABLE 35: CREDIT RATINGS1

As at

April 30, 2019

Rating agency	Short-term debt rating	Legacy senior debt rating[2]	Senior debt rating[3]	Outlook
Moody's	P-1	Aa1	Aa3	Stable
S&P	A-1+	AA-	A	Stable

DBRS	R-1 (high)	AA	AA (low)	Positive

[1]

The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries' ratings, is available on the Bank's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

[2]

Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization "bail-in" regime, including debt with an original term-to-maturity of less than 400 days and most structured notes.

[3]	Subject to conversion under the bank recapitalization "bail-in" regime.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD's credit rating. The following table presents the additional collateral that could have been contractually required to be posted to the derivative counterparties at the reporting date in the event of one, two, and three-notch downgrades of the Bank's credit ratings.

TABLE 36: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES1

(millions of Canadian dollars)	Average for the three months ended

	April 30 2019	January 31 2019
One-notch downgrade	$80	$56
Two-notch downgrade	87	56

Three-notch downgrade	535	458

[1]	The above collateral requirements are based on contractual trading counterparty Credit Support Annex and the Bank's credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO

The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered HQLA over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.

The Bank must maintain the LCR above 100% under normal operating conditions in accordance with the OSFI LAR requirement. The Bank's LCR is calculated according to the scenario parameters in the OSFI LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off rates, and other outflow and inflow rates. HQLA eligible for the LCR calculation under the OSFI LAR guideline are primarily central bank reserves, sovereign issued or guaranteed securities, and high-quality securities issued by non-financial entities.

The following table summarizes the Bank's average daily LCR position for the quarter ended April 30, 2019.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 37

TABLE 37:  AVERAGE BASEL III LIQUIDITY COVERAGE RATIO1

(millions of Canadian dollars, except as noted)	Average for the three months ended

	April 30, 2019
	Total unweighted value (average)[2]		Total weighted value (average)[3]

High-quality liquid assets
Total high-quality liquid assets	$ n/a	[4]	$213,526

Cash outflows
Retail deposits and deposits from small business customers, of which:	$479,060		$33,724
Stable deposits[5]	202,598		6,078
Less stable deposits	276,462		27,646
Unsecured wholesale funding, of which:	241,454		120,707
Operational deposits (all counterparties) and deposits in networks of cooperative banks[6]	98,720		23,509
Non-operational deposits (all counterparties)	104,154		58,618
Unsecured debt	38,580		38,580
Secured wholesale funding	n/a		14,147
Additional requirements, of which:	205,339		54,237
Outflows related to derivative exposures and other collateral requirements	33,619		18,059
Outflows related to loss of funding on debt products	5,317		5,317
Credit and liquidity facilities	166,403		30,861
Other contractual funding obligations	10,514		4,957

Other contingent funding obligations[7]	567,611		9,187
Total cash outflows	$ n/a		$236,959

Cash inflows
Secured lending	$178,063		$23,260
Inflows from fully performing exposures	15,610		7,053

Other cash inflows	48,511		48,511
Total cash inflows	$242,184		$78,824

	Average for the three months ended
	April 30, 2019		January 31, 2019
	Total adjusted value		Total adjusted value
Total high-quality liquid assets[8]	$213,526		$213,982
Total net cash outflows[9]	158,135		163,267

Liquidity coverage ratio	135%		131%

[1]	The LCR for the quarter ended April 30, 2019, is calculated as an average of the 61 daily data points in the quarter.
[2]	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
[3]	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
[4]	Not applicable.
[5]

As defined by the OSFI LAR guideline, stable deposits from retail and small medium-sized enterprise (SME) customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that make deposit withdrawal highly unlikely.

[6]

Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

[7]

Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. TD has no contractual obligation to buy back these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

[8]	Adjusted HQLA includes both asset haircut and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
[9]	Adjusted Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75% of outflows).

The Bank's average LCR of 135% for quarter ended April 30, 2019, continues to meet the regulatory requirements.

The Bank holds a variety of liquid assets commensurate with liquidity needs in the organization. Many of these assets qualify as HQLA under the OSFI LAR guideline. The average HQLA of the Bank for the quarter ended April 30, 2019, was $214 billion (January 31, 2019 – $214 billion), with Level 1 assets representing 82% (January 31, 2019 – 79%). The Bank's reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guideline, to reflect liquidity transfer considerations between U.S. Retail and its affiliates in the Bank as a result of U.S. Federal Reserve Board's regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

As described in the "How TD Manages Liquidity Risk" section of the Bank's 2018 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD's 90-day surplus requirement and the target buffers over regulatory requirements from the LCR and the Net Cumulative Cash Flow metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 38

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank's funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank's large base of personal and commercial, wealth, and TD Ameritrade sweep deposits (collectively, "P&C deposits") that make up over 70% of total funding.

TABLE 38:    SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)	As at
	April 30 2019	October 31 2018
P&C deposits – Canadian Retail	$370,487	$359,473
P&C deposits – U.S. Retail	353,035	346,624

Other deposits	28	36
Total	$723,550	$706,133

The Bank actively maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank also raises term funding through Canadian Senior Notes, Canadian NHA MBS, Canada Mortgage Bonds, debt issued in Australia, and notes backed by credit card receivables (Evergreen Credit Card Trust). The Bank's wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year and less) funding using certificates of deposit and commercial paper.

The following table summarizes the registered term funding programs by geography, with the related program size.

Canada	United States	Europe
Capital Securities Program ($10 billion) Canadian Senior Medium-Term Linked Notes Program ($4 billion) HELOC Asset-Backed Security (ABS) Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$40 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($50 billion) UKLA Registered European Medium-Term Note Program (US$20 billion)

The Bank regularly evaluates opportunities to diversify its funding into new markets and to new investors in order to manage funding risk and cost. The following table presents a breakdown of the Bank's term debt by currency and funding type. Term funding for the quarter ended April 30, 2019, was $128.9 billion (October 31, 2018 – $127.7 billion).

TABLE 39:  LONG-TERM FUNDING

	As at
Long-term funding by currency	April 30 2019	October 31 2018
Canadian dollar	31%	32%
U.S. dollar	38	39
Euro	22	19
British pound	6	7

Other	3	3
Total	100%	100%

Long-term funding by type
Senior unsecured medium-term notes	54%	55%
Covered bonds	30	29
Mortgage securitization[1]	11	12

Term asset-backed securities	5	4
Total	100%	100%

[1]	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits against short-term wholesale deposits so that it does not depend on small groups of depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate exposures to refinancing risk during a stress event.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 39

The following table represents the remaining maturity of various sources of funding outstanding as at April 30, 2019 and October 31, 2018.

TABLE 40:  WHOLESALE FUNDING

(millions of Canadian dollars)	As at
						April 30 2019		October 31 2018
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks[1]	$9,905	$2,740	$2,291	$1,604	$–	$–	$16,540	$14,176
Bearer deposit note	676	856	462	964	–	–	2,958	3,872
Certificates of deposit	6,910	17,255	16,331	5,661	–	–	46,157	51,401
Commercial paper	18,491	10,144	17,166	9,933	–	–	55,734	55,570
Covered bonds	–	2,629	2,346	3,287	6,337	24,509	39,108	36,284
Mortgage securitization	–	1,206	845	2,788	3,455	18,464	26,758	27,301
Legacy senior unsecured medium-term notes[2]	–	4,941	7,005	4,454	24,020	22,422	62,842	69,518
Senior unsecured medium-term notes[3]	–	–	–	–	–	5,909	5,909	–
Subordinated notes and debentures[4]	–	–	–	–	–	8,968	8,968	8,740
Term asset-backed securitization	990	–	802	748	3,239	670	6,449	5,626

Other[5]	4,753	2,520	924	549	590	1,288	10,624	6,534
Total	$41,725	$42,291	$48,172	$29,988	$37,641	$82,230	$282,047	$279,022

Of which:
Secured	$990	$3,835	$3,993	$6,823	$13,031	$43,654	$72,326	$69,225

Unsecured	40,735	38,456	44,179	23,165	24,610	38,576	209,721	209,797
Total	$41,725	$42,291	$48,172	$29,988	$37,641	$82,230	$282,047	$279,022

[1]	Includes fixed-term deposits from banks.
[2]	Comprised of senior debt issued prior to September 23, 2018.
[3]	Comprised of senior debt subject to conversion under the bank recapitalization "bail-in" regime. Excludes $677 million of structured notes subject to conversion under the bail-in regime.
[4]	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
[5]	Includes fixed-term deposits from non-bank institutions (unsecured) of $10.6 billion (October 31, 2018 – $6.5 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank's total mortgage-backed securities issuance for the three and six months ended

April 30, 2019, was $0.6 billion and $1.1 billion, respectively (three and six months ended April 30, 2018 – $0.7 billion and $1.3 billion, respectively). Other asset backed securities issuance for the three and six months ended April 30, 2019, was $1.4 billion (three and six months ended April 30, 2018 – $0.8 billion). The Bank also issued $5.9 billion of unsecured medium-term notes for the three and six months ended April 30, 2019 (three and six months ended April 30, 2018 – $1.8 billion and $6.5 billion, respectively). The total covered bonds issuance for the three and six months ended April 30, 2019, was $2.6 billion (three and six months ended April 30, 2018 – $1.9 billion and $2.8 billion, respectively).

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

In April 2019, OSFI published its final guidelines for Canadian application of Net Stable Funding Ratio (NSFR) as part of its Liquidity Adequacy Requirements (LAR). The NSFR requires that the ratio of available stable funding over required stable funding be greater than 100%. The NSFR is designed to reduce structural funding risk by requiring banks to have sufficient stable sources of funding and lower reliance on funding maturing in less than one year to support their businesses. OSFI implementation of NSFR for D-SIBs will be in January 2020 and the public disclosure requirement will begin in January 2021.

In April 2019, OSFI also published changes to the LAR guideline with an implementation date of January 2020. The changes increase reserve requirements on certain retail deposit types that, in the view of OSFI, may have higher risk of withdrawals in periods of stress. The regulation also introduces new monitoring requirements on the components of banks' funding profiles.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating capital lease commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank's short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the degree of the Bank's maturity transformation or the Bank's exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank's non-trading assets. The Bank also funds the stable balance of revolving lines of credit with long-term funding. The Bank issues long-term funding based primarily on the projected net growth of non-trading assets. The Bank raises short-term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the related funding.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 40

TABLE 41:  REMAINING CONTRACTUAL MATURITY

(millions of Canadian dollars)	As at
	April 30, 2019
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$5,007	$2	$–	$–	$–	$–	$–	$–	$–	$5,009
Interest-bearing deposits with banks	27,325	299	385	–	–	–	–	–	444	28,453
Trading loans, securities, and other[1]	2,517	3,675	2,919	2,392	3,338	9,466	25,282	21,519	61,697	132,805
Non-trading financial assets at fair value through profit or loss	13	27	467	–	61	1,227	792	878	737	4,202
Derivatives	3,988	6,008	3,097	3,312	1,882	5,890	9,330	10,117	–	43,624
Financial assets designated at fair value through profit or loss	107	141	52	98	111	334	1,769	767	–	3,379
Financial assets at fair value through other comprehensive income	2,078	5,541	4,252	2,927	5,451	20,887	50,072	32,021	1,880	125,109
Debt securities at amortized cost, net of allowance for credit losses	1,599	2,219	4,396	3,391	1,820	5,886	39,035	53,199	(1)	111,544
Securities purchased under reverse repurchase agreements	100,567	26,640	14,251	5,243	3,242	6	–	–	–	149,949
Loans
Residential mortgages	1,084	6,540	10,680	8,658	10,025	42,282	112,590	35,399	–	227,258
Consumer instalment and other personal	977	2,192	3,416	3,270	3,838	15,628	57,159	26,956	61,272	174,708
Credit card	–	–	–	–	–	–	–	–	36,004	36,004
Business and government	27,573	4,640	6,602	7,342	6,489	22,820	71,468	61,667	20,822	229,423

Total loans	29,634	13,372	20,698	19,270	20,352	80,730	241,217	124,022	118,098	667,393

Allowance for loan losses	–	–	–	–	–	–	–	–	(3,778)	(3,778)

Loans, net of allowance for loan losses	29,634	13,372	20,698	19,270	20,352	80,730	241,217	124,022	114,320	663,615
Customers' liability under acceptances	13,703	2,340	130	10	6	–	–	–	–	16,189
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	9,027	9,027
Goodwill[2]	–	–	–	–	–	–	–	–	17,232	17,232
Other intangibles[2]	–	–	–	–	–	–	–	–	2,623	2,623
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,500	5,500
Deferred tax assets	–	–	–	–	–	–	–	–	2,136	2,136
Amounts receivable from brokers, dealers, and clients	18,954	–	–	–	–	–	–	–	–	18,954

Other assets	3,411	916	348	130	2,669	206	226	97	9,235	17,238
Total assets	$208,903	$61,180	$50,995	$36,773	$38,932	$124,632	$367,723	$242,620	$224,830	$1,356,588

Liabilities
Trading deposits	$9,045	$10,551	$18,936	$6,883	$1,123	$1,732	$4,371	$1,333	$–	$53,974
Derivatives	4,458	5,896	3,534	3,323	1,810	5,068	7,578	10,532	–	42,199
Securitization liabilities at fair value	–	703	272	587	413	1,479	6,993	2,291	–	12,738
Financial liabilities designated at fair value through profit or loss	18,809	15,496	15,286	7,903	284	–	–	5	–	57,783
Deposits[3,4]
Personal	4,615	7,483	8,992	7,594	7,653	10,521	9,868	30	432,927	489,683
Banks	5,422	1,599	765	1,387	–	–	3	7	10,486	19,669
Business and government[5]	17,638	21,795	14,680	6,582	6,264	31,181	49,869	5,770	212,212	365,991

Total deposits	27,675	30,877	24,437	15,563	13,917	41,702	59,740	5,807	655,625	875,343
Acceptances	13,703	2,340	130	10	6	–	–	–	–	16,189
Obligations related to securities sold short[1]	75	856	1,069	1,000	1,512	6,920	10,666	13,507	760	36,365
Obligations related to securities sold under repurchase agreements	92,452	13,642	1,169	499	40	57	26	–	–	107,885
Securitization liabilities at amortized cost	–	503	572	511	1,277	1,976	5,911	3,270	–	14,020
Amounts payable to brokers, dealers, and clients	19,323	–	–	–	–	–	–	–	–	19,323
Insurance-related liabilities	255	318	334	268	267	928	1,608	916	1,750	6,644
Other liabilities[6]	3,905	1,050	1,283	1,120	1,618	3,678	1,125	148	6,332	20,259

Subordinated notes and debentures	–	–	–	–	–	–	–	8,968	–	8,968

Equity	–	–	–	–	–	–	–	–	84,898	84,898
Total liabilities and equity	$189,700	$82,232	$67,022	$37,667	$22,267	$63,540	$98,018	$46,777	$749,365	$1,356,588
Off-balance sheet commitments
Credit and liquidity commitments[7,8]	$19,270	$23,417	$17,106	$14,662	$13,522	$26,311	$105,994	$4,726	$1,316	$226,324
Operating lease commitments	81	164	245	244	242	928	2,320	3,553	–	7,777
Other purchase obligations	49	116	144	181	178	532	794	738	58	2,790

Unconsolidated structured entity commitments	–	1,051	826	–	97	998	–	–	–	2,972
Total off-balance sheet commitments	$19,400	$24,748	$18,321	$15,087	$14,039	$28,769	$109,108	$9,017	$1,374	$239,863

[1]	Amount has been recorded according to the remaining contractual maturity of the underlying security.
[2]	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
[3]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
[4]

Includes $39 billion of covered bonds with remaining contractual maturities of $3 billion in 'over 1 month to 3 months', $2 billion in 'over 3 months to 6 months', $1 billion in 'over 6 months to 9 months', $2 billion in 'over 9 months to 1 year', $6 billion in 'over 1 to 2 years', $23 billion in 'over 2 to 5 years', and $2 billion in 'over 5 years'.

[5]	On May 9, 2019, TD Capital Trust IV announced its intention to redeem all of the outstanding TD Capital Trust IV Notes – Series 1 on June 30, 2019.
[6]

Includes $92 million of capital lease commitments with remaining contractual maturities of $2 million in 'less than 1 month', $4 million in '1 month to 3 months', $6 million in '3 months to 6 months', $5 million in '6 months to 9 months', $5 million in '9 months to 1 year', $20 million in 'over 1 to 2 years', $47 million in 'over 2 to 5 years', and $3 million in 'over 5 years'.

[7]	Includes $316 million in commitments to extend credit to private equity investments.
[8]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 41

TABLE 41:  REMAINING CONTRACTUAL MATURITY (continued)1

(millions of Canadian dollars)	As at
	October 31, 2018
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$4,733	$2	$–	$–	$–	$–	$–	$–	$–	$4,735
Interest-bearing deposits with banks	28,332	924	154	21	16	–	–	–	1,273	30,720
Trading loans, securities, and other[2]	1,971	5,244	2,111	3,653	3,998	9,683	25,772	25,895	49,570	127,897
Non-trading financial assets at fair value through profit or loss	–	12	99	460	906	227	841	848	622	4,015
Derivatives	7,343	9,263	5,275	3,276	2,321	7,130	12,436	9,952	–	56,996
Financial assets designated at fair value through profit or loss	30	95	535	243	90	297	1,532	796	–	3,618
Financial assets at fair value through other comprehensive income	1,111	4,214	4,150	5,354	3,962	19,777	57,922	31,936	2,174	130,600
Debt securities at amortized cost, net of allowance for credit losses	881	2,577	3,010	3,594	4,059	8,103	34,032	50,990	(75)	107,171
Securities purchased under reverse repurchase agreements	77,612	30,047	14,426	3,807	1,458	29	–	–	–	127,379
Loans
Residential mortgages	908	3,234	6,614	11,166	11,061	43,063	113,852	35,293	–	225,191
Consumer instalment and other personal	753	1,332	2,628	3,724	4,131	14,313	56,632	26,321	62,245	172,079
Credit card	–	–	–	–	–	–	–	–	35,018	35,018
Business and government	23,052	4,320	5,539	7,131	9,269	19,637	67,922	59,251	21,533	217,654

Total loans	24,713	8,886	14,781	22,021	24,461	77,013	238,406	120,865	118,796	649,942

Allowance for loan losses	–	–	–	–	–	–	–	–	(3,549)	(3,549)

Loans, net of allowance for loan losses	24,713	8,886	14,781	22,021	24,461	77,013	238,406	120,865	115,247	646,393
Customers' liability under acceptances	14,984	2,145	132	6	–	–	–	–	–	17,267
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	8,445	8,445
Goodwill[3]	–	–	–	–	–	–	–	–	16,536	16,536
Other intangibles[3]	–	–	–	–	–	–	–	–	2,459	2,459
Land, buildings, equipment, and other depreciable assets[3]	–	–	–	–	–	–	–	–	5,324	5,324
Deferred tax assets	–	–	–	–	–	–	–	–	2,812	2,812
Amounts receivable from brokers, dealers, and clients	26,940	–	–	–	–	–	–	–	–	26,940

Other assets	3,432	854	1,926	120	142	136	301	90	8,595	15,596
Total assets	$192,082	$64,263	$46,599	$42,555	$41,413	$122,395	$371,242	$241,372	$212,982	$1,334,903

Liabilities
Trading deposits	$16,145	$37,337	$31,081	$12,954	$11,739	$1,183	$3,260	$1,005	$–	$114,704
Derivatives	6,195	8,684	4,230	3,103	2,263	5,510	9,282	9,003	–	48,270
Securitization liabilities at fair value	–	981	194	661	272	1,822	6,719	1,969	–	12,618
Financial liabilities designated at fair value through profit or loss	10	5	–	–	–	–	–	1	–	16
Deposits[4,5]
Personal	4,330	7,094	7,541	6,245	7,718	10,222	9,876	38	424,580	477,644
Banks	6,499	1,941	255	24	54	–	3	8	7,928	16,712
Business and government	18,840	19,337	7,033	9,984	11,299	21,345	54,780	8,000	206,465	357,083

Total deposits	29,669	28,372	14,829	16,253	19,071	31,567	64,659	8,046	638,973	851,439
Acceptances	14,986	2,145	132	6	–	–	–	–	–	17,269
Obligations related to securities sold short[2]	2,621	3,679	1,500	387	904	4,330	13,771	11,474	812	39,478
Obligations related to securities sold under repurchase agreements	73,759	15,508	3,516	428	108	43	27	–	–	93,389
Securitization liabilities at amortized cost	22	1,240	625	503	575	2,496	6,232	2,990	–	14,683
Amounts payable to brokers, dealers, and clients	28,385	–	–	–	–	–	–	–	–	28,385
Insurance-related liabilities	213	294	353	309	310	937	1,624	903	1,755	6,698
Other liabilities[6]	2,916	2,631	538	1,326	1,394	2,205	2,308	152	5,704	19,174

Subordinated notes and debentures	–	–	–	–	–	–	–	8,740	–	8,740

Equity	–	–	–	–	–	–	–	–	80,040	80,040
Total liabilities and equity	$174,921	$100,876	$56,998	$35,930	$36,636	$50,093	$107,882	$44,283	$727,284	$1,334,903
Off-balance sheet commitments
Credit and liquidity commitments[7,8]	$18,341	$16,732	$17,222	$13,105	$9,159	$25,720	$101,210	$5,260	$1,293	$208,042
Operating lease commitments	79	159	240	237	233	902	2,188	3,229	–	7,267
Other purchase obligations	46	163	131	128	127	460	898	524	–	2,477

Unconsolidated structured entity commitments	–	1,079	940	329	–	7	408	–	–	2,763
Total off-balance sheet commitments	$18,466	$18,133	$18,533	$13,799	$9,519	$27,089	$104,704	$9,013	$1,293	$220,549

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]	Amount has been recorded according to the remaining contractual maturity of the underlying security.
[3]	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
[4]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
[5]

Includes $36 billion of covered bonds with remaining contractual maturities of $1 billion in '3 months to 6 months', $3 billion in '6 months to 9 months', $2 billion in '9 months to 1 year', $5 billion in 'over 1 to 2 years', $22 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.

[6]

Includes $60 million of capital lease commitments with remaining contractual maturities of $2 million in 'less than 1 month', $5 million in '1 month to 3 months', $7 million in '3 months to 6 months', $6 million in '6 months to 9 months', $6 million in '9 months to 1 year', $12 million in 'over 1 to 2 years', $17 million in 'over 2 to 5 years', and $5 million in 'over 5 years'.

[7]	Includes $205 million in commitments to extend credit to private equity investments.
[8]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 42

SECURITIZATION AND OFF-BALANCE SHEET ARRANGEMENTS

The Bank enters into securitization and off-balance sheet arrangements in the normal course of operations. The Bank is involved with structured entities that it sponsors, as well as entities sponsored by third-parties. Refer to "Securitization and Off-Balance Sheet Arrangements" section, Note 9: Transfers of Financial Assets and Note 10: Structured Entities of the Bank's 2018 Annual Report for further details. There have been no significant changes to the Bank's securitization and off-balance sheet arrangements during the quarter ended April 30, 2019.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, credit cards, and personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated special purpose entities (SPEs) and Canadian non-SPE third parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through a consolidated SPE. The Bank consolidates the SPE as it serves as a financing vehicle for the Bank's assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPE.

Credit Card Loans

The Bank securitizes credit card loans through a SPE. The Bank consolidates the SPE as it serves as a financing vehicle for the Bank's assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPE.

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank's balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no ECLs on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets

Significant Unconsolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $10.6 billion as at April 30, 2019 (October 31, 2018 – $10.4 billion). Further, as at April 30, 2019, the Bank had committed to provide an additional $3 billion in liquidity facilities that can be used to support future asset-backed commercial paper in the purchase of deal-specific assets (October 31, 2018 – $2.8 billion).

All third-party assets securitized by the Bank's unconsolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures.

Off-Balance Sheet Exposure to Third Party-Sponsored Conduits

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $3.8 billion as at April 30, 2019 (October 31, 2018 – $3.0 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables. As at April 30, 2019, these assets have maintained ratings from various credit rating agencies, with a minimum rating of A. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

ACCOUNTING POLICIES AND ESTIMATES

The Bank's unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank's accounting policies under IFRS, refer to Note 2 of the Bank's second quarter 2019 Interim Consolidated Financial Statements and the 2018 Annual Consolidated Financial Statements. For details of the Bank's significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank's 2018 Annual Consolidated Financial Statements.

CURRENT CHANGES IN ACCOUNTING POLICY

The following new standards have been adopted by the Bank on November 1, 2018.

Revenue from Contracts with Customers

On November 1, 2018, the Bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope, revenue arising from items such as financial instruments, insurance contracts, and leases. The Bank adopted the standard on a modified retrospective basis, recognizing the cumulative effect of initially applying the standard as an adjustment to opening retained earnings without restating comparative period financial information.

The adoption of IFRS 15 resulted in a reduction to Shareholders' Equity of $41 million related to certain expenses not eligible for deferral under IFRS 15. The presentation of certain revenue and expense items is changed due to IFRS 15 and reclassified prospectively. These presentation changes are not significant and do not have an impact on net income.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 43

In addition to the above changes related to the adoption of IFRS 15, the Bank also changed its accounting policy on securities lending and borrowing transactions. Where securities are received or pledged as collateral, securities lending income and securities borrowing fees are recorded in Non-interest income and Non-interest expenses, respectively on the Interim Consolidated Statement of Income. This change has been applied retrospectively.

Revenue Recognition

Revenue is recognized at an amount that reflects the consideration the Bank expects to be entitled to in exchange for transferring services to a customer, excluding amounts collected on behalf of third parties. The Bank recognizes revenue when it transfers control of a good or a service to a customer at a point in time or over time. The determination of when performance obligations are satisfied requires the use of judgment. Refer to Note 3 for further details.

The Bank identifies contracts with customers subject to IFRS 15, which create enforceable rights and obligations. The Bank determines the performance obligations based on distinct services promised to the customers in the contracts. The Bank's contracts generally have a term of one year or less, consist of a single performance obligation, and the performance obligations generally reflect services.

For each contract, the Bank determines the transaction price, which includes estimating variable consideration and assessing whether the price is constrained. Variable consideration is included in the transaction price to the extent that it is highly probable that a significant reversal of the amount will not occur when the uncertainty associated with the amount of variable consideration is subsequently resolved. As such, the estimate of the variable consideration is constrained until the end of the invoicing period. The uncertainty is generally resolved at the end of the reporting period and as such, no significant judgment is required when recognizing variable consideration in revenues.

The Bank's receipt of payment from customers generally occurs subsequent to the satisfaction of performance obligations or a short time thereafter. As such, the Bank has not recognized any material contract assets (unbilled receivables) or contract liabilities (deferred revenues) and there is no significant financing component associated with the consideration due to the Bank.

When another party is involved in the transfer of services to a customer, an assessment is made to evaluate whether the Bank is the principal such that revenues are reported on a gross basis or the agent such that revenues are reported on a net basis. The Bank is the principal when it controls the services in the contract promised to the customer before they are transferred. Control is demonstrated by the Bank being primarily responsible for fulfilling the transfer of the services to the customer, having discretion in establishing pricing of the services, or both.

Refer to Note 2 of the Bank's 2018 Annual Consolidated Financial Statements for additional revenue policy disclosures.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment (IFRS 2), which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which was November 1, 2018 for the Bank. These amendments have been applied prospectively and did not have a significant impact on the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, Leases, introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases on the balance sheet. Lessees will also recognize depreciation expense on the right-of-use asset, interest expense on the lease liability, and a shift in the timing of expense recognition in the statement of income. Short-term leases, which are defined as those that have a lease term of twelve months or less, and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank. The Bank will adopt the new standard by recognizing the cumulative effect of any transitional impacts in opening retained earnings within the Consolidated Balance Sheet at November 1, 2019, with no restatement of the comparative periods. The Bank's IFRS 16 program is governed by a formal multi-functional enterprise-wide governance structure and project delivery plan. In support of the program, the Bank is currently analyzing the full impact of this standard upon its financial statements and regulatory metrics, upgrading its lease administration and accounting systems, and developing future processes and internal controls over financial reporting.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 is currently effective for the Bank's annual reporting period beginning November 1, 2021; however, based on recent IASB meetings, an upcoming amendment to IFRS 17 and a deferral of the effective date by one year is anticipated. Any change to the Bank's effective date is subject to updates of OSFI's related Advisory. The Bank is currently assessing the impact of adopting this standard.

Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Revised Conceptual Framework), which provides a set of concepts to assist the IASB in developing standards and to help preparers consistently apply accounting policies where specific accounting standards do not exist. The framework is not an accounting standard and does not override the requirements that exist in other IFRS standards. The Revised Conceptual Framework describes that financial information must be relevant and faithfully represented to be useful, provides revised definitions and recognition criteria for assets and liabilities, and confirms that different measurement bases are useful and permitted. The Revised Conceptual Framework is effective for annual periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank, with early adoption permitted. The Bank is currently assessing the impact of adopting the revised framework.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 44

Business Combinations

In October 2018, the IASB issued a narrow-scope amendment to IFRS 3, Business Combinations (IFRS 3). The amendments provide additional guidance on the definition of a business which determines whether an acquisition is of a business or a group of assets. An acquirer recognizes goodwill only when acquiring a business, not when acquiring a group of assets. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank, with early adoption permitted and is to be applied prospectively. The Bank will assess the impact of the amendments on future acquisitions.

Presentation of Financial Statements and Accounting Policies, Changes in Accounting Estimates and Errors

In October 2018, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors which clarify the definition of "material". Specifically, the amendments clarify that information is material if omitting, misstating, or obscuring it could reasonably be expected to influence the decisions that the primary users of general purpose financial statements make on the basis of those financial statements. Accompanying explanations to the definition have also been improved. The amendments are effective for annual periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank, and are to be applied prospectively with early application permitted. The Bank is currently assessing the impact of adopting these amendments.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 45

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(As at and in millions of Canadian dollars)	April 30, 2019	October 31, 2018
ASSETS
Cash and due from banks	$5,009	$4,735
Interest-bearing deposits with banks	28,453	30,720
	33,462	35,455
Trading loans, securities, and other (Note 4)	132,805	127,897
Non-trading financial assets at fair value through profit or loss (Note 4)	4,202	4,015
Derivatives (Note 4)	43,624	56,996
Financial assets designated at fair value through profit or loss (Note 4)	3,379	3,618
Financial assets at fair value through other comprehensive income (Notes 4, 5, 6)	125,109	130,600
	309,119	323,126
Debt securities at amortized cost, net of allowance for credit losses (Notes 4, 5)	111,544	107,171
Securities purchased under reverse repurchase agreements (Note 4)	149,949	127,379
Loans (Notes 4, 6)
Residential mortgages	227,258	225,191
Consumer instalment and other personal	174,708	172,079
Credit card	36,004	35,018
Business and government	229,423	217,654
	667,393	649,942
Allowance for loan losses (Note 6)	(3,778)	(3,549)
Loans, net of allowance for loan losses	663,615	646,393
Other
Customers' liability under acceptances	16,189	17,267
Investment in TD Ameritrade (Note 7)	9,027	8,445
Goodwill (Note 9)	17,232	16,536
Other intangibles	2,623	2,459
Land, buildings, equipment, and other depreciable assets	5,500	5,324
Deferred tax assets (Note 16)	2,136	2,812
Amounts receivable from brokers, dealers, and clients	18,954	26,940
Other assets (Note 10)	17,238	15,596
	88,899	95,379
Total assets	$1,356,588	$1,334,903

LIABILITIES
Trading deposits (Notes 4, 11)	$53,974	$114,704
Derivatives (Note 4)	42,199	48,270
Securitization liabilities at fair value (Note 4)	12,738	12,618
Financial liabilities designated at fair value through profit or loss (Notes 4, 11)	57,783	16
	166,694	175,608
Deposits (Note 11)
Personal	489,683	477,644
Banks	19,669	16,712
Business and government	365,991	357,083
	875,343	851,439
Other
Acceptances	16,189	17,269
Obligations related to securities sold short (Note 4)	36,365	39,478
Obligations related to securities sold under repurchase agreements (Note 4)	107,885	93,389
Securitization liabilities at amortized cost (Note 4)	14,020	14,683
Amounts payable to brokers, dealers, and clients	19,323	28,385
Insurance-related liabilities	6,644	6,698
Other liabilities (Note 12)	20,259	19,174
	220,685	219,076
Subordinated notes and debentures (Note 4)	8,968	8,740
Total liabilities	1,271,690	1,254,863

EQUITY
Shareholders' Equity
Common shares (Note 13)	21,718	21,221
Preferred shares (Note 13)	5,350	5,000
Treasury shares – common (Note 13)	(49)	(144)
Treasury shares – preferred (Note 13)	(6)	(7)
Contributed surplus	162	193
Retained earnings	47,980	46,145
Accumulated other comprehensive income (loss)	9,743	6,639
	84,898	79,047
Non-controlling interests in subsidiaries (Note 13)	–	993
Total equity	84,898	80,040
Total liabilities and equity	$1,356,588	$1,334,903

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 46

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)

(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	April 30 2019	April 30 2018	April 30 2019	April 30 2018
Interest income[1]
Loans	$7,745	$6,618	$15,647	$13,087
Securities
Interest	1,954	1,541	4,074	2,995
Dividends	384	267	718	513
Deposits with banks	190	183	378	322
	10,273	8,609	20,817	16,917
Interest expense (Note 20)
Deposits	3,349	2,404	6,873	4,513
Securitization liabilities	129	143	280	282
Subordinated notes and debentures	93	80	188	172
Other	830	584	1,744	1,122
	4,401	3,211	9,085	6,089
Net interest income	5,872	5,398	11,732	10,828
Non-interest income
Investment and securities services	1,249	1,120	2,413	2,291
Credit fees	331	292	634	574
Net securities gain (loss) (Note 5)	35	33	24	36
Trading income (loss)	237	318	412	605
Income (loss) from non-trading financial instruments at fair value through profit or loss	73	5	84	18
Income (loss) from financial instruments designated at fair value through profit or loss	53	(36)	89	(111)
Service charges	692	652	1,406	1,323
Card services	614	550	1,257	1,145
Insurance revenue	1,035	1,024	2,070	1,968
Other income (loss)	37	126	105	180
	4,356	4,084	8,494	8,029
Total revenue	10,228	9,482	20,226	18,857
Provision for credit losses (Note 6)	633	556	1,483	1,249
Insurance claims and related expenses	668	558	1,370	1,133
Non-interest expenses
Salaries and employee benefits (Note 15)	2,799	2,497	5,651	5,057
Occupancy, including depreciation	454	437	914	879
Equipment, including depreciation	282	265	561	510
Amortization of other intangibles	199	216	394	412
Marketing and business development	206	184	366	340
Restructuring charges (recovery)	(5)	(7)	(6)	38
Brokerage-related and sub-advisory fees	83	90	166	184
Professional and advisory services	320	248	647	487
Other	910	907	2,410	1,791
	5,248	4,837	11,103	9,698
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,679	3,531	6,270	6,777
Provision for (recovery of) income taxes (Note 16)	773	746	1,276	1,786
Equity in net income of an investment in TD Ameritrade (Note 7)	266	131	588	278
Net income	3,172	2,916	5,582	5,269
Preferred dividends	62	52	122	104
Net income available to common shareholders and non-controlling interests in subsidiaries	$3,110	$2,864	$5,460	$5,165
Attributable to:
Common shareholders	$3,110	$2,846	$5,442	$5,129
Non-controlling interests in subsidiaries	–	18	18	36
Earnings per share (Canadian dollars) (Note 17)
Basic	$1.70	$1.54	$2.97	$2.78
Diluted	1.70	1.54	2.97	2.78
Dividends per common share (Canadian dollars)	0.74	0.67	1.41	1.27

1 Includes $8,554 million and $17,239 million, respectively, for the three and six months ended April 30, 2019 (three and six months ended April 30, 2018 – $7,310 million and $14,411 million, respectively) which have been calculated based on the effective interest rate method. Refer to Note 20.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 47

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME1 (unaudited)

(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2019	April 30 2018	April 30 2019	April 30 2018
Net income	$ 3,172	$ 2,916	$ 5,582	$ 5,269
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Net change in unrealized gains (losses) on financial assets at fair value through other comprehensive income
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	63	(167)	96	(161)
Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	(26)	(3)	14	(5)
Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	(2)	12	(2)	16
	35	(158)	108	(150)
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations, net of hedging activities
Unrealized gains (losses) on investments in foreign operations	1,358	2,791	1,227	(295)
Net gains (losses) on hedges of investments in foreign operations	(338)	(763)	(319)	78
	1,020	2,028	908	(217)
Net change in gains (losses) on derivatives designated as cash flow hedges
Change in gains (losses) on derivatives designated as cash flow hedges	1,339	393	2,654	(2,002)
Reclassification to earnings of losses (gains) on cash flow hedges	(600)	(814)	(470)	335
	739	(421)	2,184	(1,667)
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans	(122)	53	(424)	73
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	(32)	2	(84)	28
Change in fair value due to credit risk on financial liabilities designated at fair value through profit or loss	(2)	–	(12)	–
	(156)	55	(520)	101
Total other comprehensive income (loss), net of income taxes	1,638	1,504	2,680	(1,933)
Total comprehensive income (loss)	$ 4,810	$ 4,420	$ 8,262	$ 3,336
Attributable to:
Common shareholders	$ 4,748	$ 4,350	$ 8,122	$ 3,196
Preferred shareholders	62	52	122	104
Non-controlling interests in subsidiaries	–	18	18	36

1 The amounts are net of income tax provisions (recoveries) presented in the following table.

Income Tax Provisions (Recoveries) in the Interim Consolidated Statement of Comprehensive Income
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2019	April 30 2018	April 30 2019	April 30 2018
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	$ 21	$ (56)	$ 28	$ (113)
Less: Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	9	–	(6)	1
Less: Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	–	(4)	–	(4)
Unrealized gains (losses) on investments in foreign operations	–	–	–	–
Net gains (losses) on hedges of investments in foreign operations	(122)	(275)	(115)	29
Change in gains (losses) on derivatives designated as cash flow hedges	597	361	1,032	(685)
Less: Reclassification to earnings of losses (gains) on cash flow hedges	334	503	258	(73)
Actuarial gains (losses) on employee benefit plans	(44)	20	(153)	44
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	(12)	2	(31)	16
Change in fair value due to credit risk on financial liabilities designated at fair value through profit or loss	(1)	–	(5)	–
Total income taxes	$ 96	$ (447)	$ 504	$ (633)

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)

(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30, 2019	April 30, 2018	April 30, 2019	April 30, 2018
Common shares (Note 13)
Balance at beginning of period	$21,661	$21,094	$21,221	$20,931
Proceeds from shares issued on exercise of stock options	24	24	52	96
Shares issued as a result of dividend reinvestment plan	98	92	197	183
Shares issued in connection with acquisitions (Notes 8, 13)	–	–	366	–
Purchase of shares for cancellation and other	(65)	(7)	(118)	(7)
Balance at end of period	21,718	21,203	21,718	21,203
Preferred shares (Note 13)
Balance at beginning of period	5,350	4,750	5,000	4,750
Issue of shares	–	350	350	350
Balance at end of period	5,350	5,100	5,350	5,100
Treasury shares – common (Note 13)
Balance at beginning of period	(139)	(92)	(144)	(176)
Purchase of shares	(2,855)	(1,691)	(5,198)	(3,590)
Sale of shares	2,945	1,675	5,293	3,658
Balance at end of period	(49)	(108)	(49)	(108)
Treasury shares – preferred (Note 13)
Balance at beginning of period	(3)	(9)	(7)	(7)
Purchase of shares	(36)	(48)	(69)	(79)
Sale of shares	33	52	70	81
Balance at end of period	(6)	(5)	(6)	(5)
Contributed surplus
Balance at beginning of period	158	229	193	214
Net premium (discount) on sale of treasury shares	6	(34)	(26)	(10)
Issuance of stock options, net of options exercised	(1)	(1)	(2)	(9)
Other	(1)	–	(3)	(1)
Balance at end of period	162	194	162	194
Retained earnings
Balance at beginning of period	46,660	41,744	46,145	40,489
Impact on adoption of IFRS 15[1] (Note 2)	–	n/a [2]	(41)	n/a
Impact on adoption of IFRS 9[3]	–	–	–	53
Net income attributable to shareholders	3,172	2,898	5,564	5,233
Common dividends	(1,350)	(1,239)	(2,577)	(2,341)
Preferred dividends	(62)	(52)	(122)	(104)
Share issue expenses and others	–	(4)	(4)	(4)
Net premium on repurchase of common shares, redemption of preferred shares, and other	(350)	(37)	(610)	(37)
Actuarial gains (losses) on employee benefit plans	(122)	53	(424)	73
Realized gains (losses) on equity securities designated at fair value through other comprehensive income	32	–	49	1
Balance at end of period	47,980	43,363	47,980	43,363
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt securities at fair value through other comprehensive income:
Balance at beginning of period	318	537	245	510
Impact on adoption of IFRS 9	–	–	–	19
Other comprehensive income (loss)	37	(170)	110	(166)
Allowance for credit losses	(2)	12	(2)	16
Balance at end of period	353	379	353	379
Net unrealized gain (loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	3	43	55	113
Impact on adoption of IFRS 9	–	–	–	(96)
Other comprehensive income (loss)	–	2	(35)	29
Reclassification of loss (gain) to retained earnings	(32)	–	(49)	(1)
Balance at end of period	(29)	45	(29)	45
Change in fair value due to credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period	(10)	–	–	–
Other comprehensive income (loss)	(2)	–	(12)	–
Balance at end of period	(12)	–	(12)	–
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	8,714	5,546	8,826	7,791
Other comprehensive income (loss)	1,020	2,028	908	(217)
Balance at end of period	9,734	7,574	9,734	7,574
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	(1,042)	(1,654)	(2,487)	(408)
Other comprehensive income (loss)	739	(421)	2,184	(1,667)
Balance at end of period	(303)	(2,075)	(303)	(2,075)
Total accumulated other comprehensive income	9,743	5,923	9,743	5,923
Total shareholders' equity	84,898	75,670	84,898	75,670
Non-controlling interests in subsidiaries (Note 13)
Balance at beginning of period	–	986	993	983
Net income attributable to non-controlling interests in subsidiaries	–	18	18	36
Redemption of non-controlling interests in subsidiaries	–	–	(1,000)	–
Other	–	(12)	(11)	(27)
Balance at end of period	–	992	–	992
Total equity	$84,898	$76,662	$84,898	$76,662

1 IFRS 15, Revenue from Contracts with Customers (IFRS 15).

2 Not applicable.

3 IFRS 9, Financial Instruments (IFRS 9).

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2019	April 30 2018	April 30 2019	April 30 2018
Cash flows from (used in) operating activities
Net income before income taxes, including equity in net income of an investment in TD Ameritrade	$3,945	$3,662	$6,858	$7,055
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 6)	633	556	1,483	1,249
Depreciation	145	140	289	277
Amortization of other intangibles	199	216	394	412
Net securities losses (gains) (Note 5)	(35)	(33)	(24)	(36)
Equity in net income of an investment in TD Ameritrade (Note 7)	(266)	(131)	(588)	(278)
Deferred taxes	(91)	(136)	50	544
Changes in operating assets and liabilities
Interest receivable and payable (Notes 10, 12)	63	(27)	(13)	(89)
Securities sold under repurchase agreements	13,123	12,229	14,496	7,586
Securities purchased under reverse repurchase agreements	(17,519)	(16,314)	(22,570)	(6,485)
Securities sold short	(2,525)	238	(3,113)	1,923
Trading loans and securities	(10,735)	(2,142)	(4,908)	(10,185)
Loans net of securitization and sales	(15,762)	(15,359)	(18,646)	(20,136)
Deposits	(2,580)	25,923	(36,826)	20,430
Derivatives	1,004	(5,214)	7,301	(2,212)
Non-trading financial assets at fair value through profit or loss	(327)	417	(96)	5,185
Financial assets and liabilities designated at fair value through profit or loss	31,279	(149)	58,006	(282)
Securitization liabilities	478	16	(543)	(1,204)
Current taxes	(66)	(1,260)	(830)	(1,101)
Brokers, dealers and clients amounts receivable and payable	1,102	(85)	(1,076)	(871)
Other	(3,733)	(8,691)	(4,619)	(5,695)
Net cash from (used in) operating activities	(1,668)	(6,144)	(4,975)	(3,913)
Cash flows from (used in) financing activities
Redemption or repurchase of subordinated notes and debentures	(21)	31	23	(1,819)
Common shares issued (Note 13)	20	20	44	81
Repurchase of common shares (Note 13)	(415)	(44)	(728)	(44)
Preferred shares issued (Note 13)	–	346	346	346
Sale of treasury shares (Note 13)	2,984	1,693	5,337	3,729
Purchase of treasury shares (Note 13)	(2,891)	(1,739)	(5,267)	(3,669)
Dividends paid	(1,314)	(1,199)	(2,502)	(2,262)
Redemption of non-controlling interests in subsidiaries (Note 13)	–	–	(1,000)	–
Distributions to non-controlling interests in subsidiaries	–	(18)	(11)	(36)
Net cash from (used in) financing activities	(1,637)	(910)	(3,758)	(3,674)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	3,218	8,506	2,267	14,798
Activities in financial assets at fair value through other comprehensive income (Note 5)
Purchases	(6,992)	(3,362)	(11,351)	(8,361)
Proceeds from maturities	8,269	7,682	15,854	14,120
Proceeds from sales	2,444	731	4,914	1,171
Activities in debt securities at amortized cost (Note 5)
Purchases	(8,593)	(13,166)	(14,570)	(23,844)
Proceeds from maturities	5,804	6,886	11,707	9,889
Proceeds from sales	16	201	1,132	201
Net purchases of land, buildings, equipment, and other depreciable assets	(292)	(225)	(465)	(151)
Net cash acquired from (paid for) divestitures and acquisitions (Note 8)	–	–	(536)	–
Net cash from (used in) investing activities	3,874	7,253	8,952	7,823
Effect of exchange rate changes on cash and due from banks	59	102	55	(10)
Net increase (decrease) in cash and due from banks	628	301	274	226
Cash and due from banks at beginning of period	4,381	3,896	4,735	3,971
Cash and due from banks at end of period	$5,009	$4,197	$5,009	$4,197
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$783	$1,816	$1,950	$2,417
Amount of interest paid during the period	4,290	3,103	8,995	6,025
Amount of interest received during the period	9,841	8,207	19,996	16,251
Amount of dividends received during the period	323	230	679	493

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 50

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1:  NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting using the accounting policies as described in Note 2 of the Bank's 2018 Annual Consolidated Financial Statements except for the changes in accounting policies described in Note 2 of this report. Certain comparative amounts have been revised to conform with the presentation adopted in the current period.

The preparation of the Interim Consolidated Financial Statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank's 2018 Annual Consolidated Financial Statements and Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Bank's Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

The Interim Consolidated Financial Statements for the three and six months ended April 30, 2019, were approved and authorized for issue by the Bank's Board of Directors, in accordance with a recommendation of the Audit Committee, on May 22, 2019.

As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, it should be read in conjunction with the Bank's 2018 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2018 Management's Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the "Managing Risk" section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 of the Bank's 2018 Annual Consolidated Financial Statements.

NOTE 2:  CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICY

The following new standards have been adopted by the Bank on November 1, 2018.

Revenue from Contracts with Customers

On November 1, 2018, the Bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope, revenue arising from items such as financial instruments, insurance contracts, and leases. The Bank adopted the standard on a modified retrospective basis, recognizing the cumulative effect of initially applying the standard as an adjustment to opening retained earnings without restating comparative period financial information.

The adoption of IFRS 15 resulted in a reduction to Shareholders' Equity of $41 million related to certain expenses not eligible for deferral under IFRS 15. The presentation of certain revenue and expense items is changed due to IFRS 15 and reclassified prospectively. These presentation changes are not significant and do not have an impact on net income.

In addition to the above changes related to the adoption of IFRS 15, the Bank also changed its accounting policy on securities lending and borrowing transactions. Where securities are received or pledged as collateral, securities lending income and securities borrowing fees are recorded in Non-interest income and Non-interest expenses, respectively on the Interim Consolidated Statement of Income. This change has been applied retrospectively.

Revenue Recognition

Revenue is recognized at an amount that reflects the consideration the Bank expects to be entitled to in exchange for transferring services to a customer, excluding amounts collected on behalf of third parties. The Bank recognizes revenue when it transfers control of a good or a service to a customer at a point in time or over time. The determination of when performance obligations are satisfied requires the use of judgment. Refer to Note 3 for further details.

The Bank identifies contracts with customers subject to IFRS 15, which create enforceable rights and obligations. The Bank determines the performance obligations based on distinct services promised to the customers in the contracts. The Bank's contracts generally have a term of one year or less, consist of a single performance obligation, and the performance obligations generally reflect services.

For each contract, the Bank determines the transaction price, which includes estimating variable consideration and assessing whether the price is constrained. Variable consideration is included in the transaction price to the extent that it is highly probable that a significant reversal of the amount will not occur when the uncertainty associated with the amount of variable consideration is subsequently resolved. As such, the estimate of the variable consideration is constrained until the end of the invoicing period. The uncertainty is generally resolved at the end of the reporting period and as such, no significant judgment is required when recognizing variable consideration in revenues.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 51

The Bank's receipt of payment from customers generally occurs subsequent to the satisfaction of performance obligations or a short time thereafter. As such, the Bank has not recognized any material contract assets (unbilled receivables) or contract liabilities (deferred revenues) and there is no significant financing component associated with the consideration due to the Bank.

When another party is involved in the transfer of services to a customer, an assessment is made to evaluate whether the Bank is the principal such that revenues are reported on a gross basis or the agent such that revenues are reported on a net basis. The Bank is the principal when it controls the services in the contract promised to the customer before they are transferred. Control is demonstrated by the Bank being primarily responsible for fulfilling the transfer of the services to the customer, having discretion in establishing pricing of the services, or both.

Refer to Note 2 of the Bank's 2018 Annual Consolidated Financial Statements for additional revenue policy disclosures.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment (IFRS 2), which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which was November 1, 2018 for the Bank. These amendments have been applied prospectively and did not have a significant impact on the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, Leases, introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases on the balance sheet. Lessees will also recognize depreciation expense on the right-of-use asset, interest expense on the lease liability, and a shift in the timing of expense recognition in the statement of income. Short-term leases, which are defined as those that have a lease term of twelve months or less, and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank. The Bank will adopt the new standard by recognizing the cumulative effect of any transitional impacts in opening retained earnings within the Consolidated Balance Sheet at November 1, 2019, with no restatement of the comparative periods. The Bank's IFRS 16 program is governed by a formal multi-functional enterprise-wide governance structure and project delivery plan. In support of the program, the Bank is currently analyzing the full impact of this standard upon its financial statements and regulatory metrics, upgrading its lease administration and accounting systems, and developing future processes and internal controls over financial reporting.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 is currently effective for the Bank's annual reporting period beginning November 1, 2021; however, based on recent IASB meetings, an upcoming amendment to IFRS 17 and a deferral of the effective date by one year is anticipated. Any change to the Bank's effective date is subject to updates of OSFI's related Advisory. The Bank is currently assessing the impact of adopting this standard.

Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Revised Conceptual Framework), which provides a set of concepts to assist the IASB in developing standards and to help preparers consistently apply accounting policies where specific accounting standards do not exist. The framework is not an accounting standard and does not override the requirements that exist in other IFRS standards. The Revised Conceptual Framework describes that financial information must be relevant and faithfully represented to be useful, provides revised definitions and recognition criteria for assets and liabilities, and confirms that different measurement bases are useful and permitted. The Revised Conceptual Framework is effective for annual periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank, with early adoption permitted. The Bank is currently assessing the impact of adopting the revised framework.

Business Combinations

In October 2018, the IASB issued a narrow-scope amendment to IFRS 3, Business Combinations (IFRS 3). The amendments provide additional guidance on the definition of a business which determines whether an acquisition is of a business or a group of assets. An acquirer recognizes goodwill only when acquiring a business, not when acquiring a group of assets. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank, with early adoption permitted and is to be applied prospectively. The Bank will assess the impact of the amendments on future acquisitions.

Presentation of Financial Statements and Accounting Policies, Changes in Accounting Estimates and Errors

In October 2018, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors which clarify the definition of "material". Specifically, the amendments clarify that information is material if omitting, misstating, or obscuring it could reasonably be expected to influence the decisions that the primary users of general purpose financial statements make on the basis of those financial statements. Accompanying explanations to the definition have also been improved. The amendments are effective for annual periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank, and are to be applied prospectively with early application permitted. The Bank is currently assessing the impact of adopting these amendments.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 52

NOTE 3:  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank's accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank's Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. Refer to Note 3 of the Bank's 2018 Annual Consolidated Financial Statements for a description of significant accounting judgments, estimates, and assumptions, in addition to those described below.

Revenue from Contracts with Customers

The Bank applies judgment to determine the timing of satisfaction of performance obligations which affects the timing of revenue recognition, by evaluating the pattern in which the Bank transfers control of services promised to the customer. A performance obligation is satisfied over time when the customer simultaneously receives and consumes the benefits as the Bank performs the service. For performance obligations satisfied over time, revenue is generally recognized using the time-elapsed method which is based on time elapsed in proportion to the period over which the service is provided, for example, personal deposit account bundle fees. The time-elapsed method is a faithful depiction of the transfer of control for these services as control is transferred evenly to the customer when the Bank provides a stand-ready service or effort is expended evenly by the Bank to provide a service over the contract period. In contracts where the Bank has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Bank's performance completed to date, the Bank recognizes revenue in the amount to which it has a right to invoice.

The Bank satisfies a performance obligation at a point in time if the customer obtains control of the promised services at that date. Determining when control is transferred requires the use of judgment. For transaction-based services, the Bank determines that control is transferred to the customer at a point in time when the customer obtains substantially all of the benefits from the service rendered and the Bank has a present right to payment, which generally coincides with the moment the transaction is executed.

The Bank exercises judgment in determining whether costs incurred in connection with acquiring new revenue contracts would meet the requirement to be capitalized as incremental costs to obtain or fulfil a contract with customers.

NOTE 4:  FAIR VALUE MEASUREMENTS

There have been no significant changes to the Bank's approach and methodologies used to determine fair value measurements during the three and six months ended April 30, 2019. Refer to Note 5 of the Bank's 2018 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of the Bank's financial instruments.

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The fair values in the following table exclude assets that are not financial instruments, such as land, buildings, and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities not carried at Fair Value1

(millions of Canadian dollars)				As at
	April 30, 2019		October 31, 2018
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$63,183	$63,073	$60,535	$59,948
Other debt securities	48,361	48,286	46,636	46,316
Total debt securities at amortized cost, net of allowance for credit losses	111,544	111,359	107,171	106,264
Total loans, net of allowance for loan losses	663,615	665,018	646,393	642,542
Total financial assets not carried at fair value	$775,159	$776,377	$753,564	$748,806

FINANCIAL LIABILITIES
Deposits	$875,343	$875,840	$851,439	$846,148
Securitization liabilities at amortized cost	14,020	14,147	14,683	14,654
Subordinated notes and debentures	8,968	9,478	8,740	9,027
Total financial liabilities not carried at fair value	$898,331	$899,465	$874,862	$869,829

[1]	This table excludes financial assets and liabilities where the carrying amount is a reasonable approximation of fair value.

Fair Value Hierarchy and Valuation of Assets and Liabilities Classified as Level 3

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. Refer to Note 5 of the Bank's 2018 Annual Consolidated Financial Statements for a description of the three levels.

There have been no significant changes to the valuation techniques, unobservable inputs, and sensitivities during the three and six months ended April 30, 2019. The significant valuation techniques and significant unobservable inputs used in the fair value measurements of Level 3 financial assets and financial liabilities are described and quantified within the "Valuation of Assets and Liabilities Classified as Level 3" section in Note 5 of the Bank's 2018 Annual Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 53

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at April 30, 2019 and October 31, 2018.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars)									As at
	April 30, 2019					October 31, 2018
	Level 1	Level 2	Level 3	Total	[1]	Level 1	Level 2	Level 3	Total	[1]

FINANCIAL ASSETS AND COMMODITIES

Trading loans, securities, and other[2]
Government and government-related securities
Canadian government debt
Federal	$786	$9,127	$–	$9,913		$127	$14,335	$–	$14,462
Provinces	–	7,865	46	7,911		–	7,535	3	7,538
U.S. federal, state, municipal governments, and agencies debt	–	16,050	–	16,050		–	19,732	–	19,732
Other OECD government guaranteed debt	–	4,149	–	4,149		–	3,324	–	3,324
Mortgage-backed securities	–	2,054	–	2,054		–	2,029	–	2,029
Other debt securities
Canadian issuers	–	5,973	2	5,975		–	5,630	1	5,631
Other issuers	–	13,578	18	13,596		–	14,459	16	14,475
Equity securities
Common shares	49,784	131	–	49,915		43,699	53	–	43,752
Preferred shares	57	–	–	57		33	26	–	59
Trading loans	–	11,335	–	11,335		–	10,990	–	10,990
Commodities	11,549	279	–	11,828		5,540	340	–	5,880

Retained interests	–	22	–	22		–	25	–	25

	62,176	70,563	66	132,805		49,399	78,478	20	127,897
Non-trading financial assets at fair value through profit or loss
Securities	190	2,567	447	3,204		176	2,095	408	2,679

Loans	–	978	20	998		–	1,317	19	1,336

	190	3,545	467	4,202		176	3,412	427	4,015
Derivatives
Interest rate contracts	31	11,775	–	11,806		33	12,365	–	12,398
Foreign exchange contracts	41	28,753	6	28,800		24	39,647	4	39,675
Credit contracts	–	14	–	14		–	9	–	9
Equity contracts	–	1,305	525	1,830		–	3,170	453	3,623

Commodity contracts	127	1,019	28	1,174		144	1,112	35	1,291

	199	42,866	559	43,624		201	56,303	492	56,996
Financial assets designated at fair value through profit or loss

Securities[2]	–	3,379	–	3,379		–	3,618	–	3,618

	–	3,379	–	3,379		–	3,618	–	3,618

Financial assets at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	11,009	–	11,009		–	12,731	–	12,731
Provinces	–	11,763	–	11,763		–	9,507	–	9,507
U.S. federal, state, municipal governments, and agencies debt	–	45,252	–	45,252		–	45,766	–	45,766
Other OECD government guaranteed debt	–	18,177	–	18,177		–	19,896	200	20,096
Mortgage-backed securities	–	6,096	–	6,096		–	6,633	–	6,633
Other debt securities
Asset-backed securities	–	20,036	–	20,036		–	21,407	562	21,969
Non-agency collateralized mortgage obligation portfolio	–	311	–	311		–	472	–	472
Corporate and other debt	–	8,245	23	8,268		–	8,483	24	8,507
Equity securities
Common shares	84	2	1,532	1,618		309	3	1,492	1,804
Preferred shares	208	3	50	261		235	–	135	370

Loans	–	2,318	–	2,318		–	2,745	–	2,745

	292	123,212	1,605	125,109		544	127,643	2,413	130,600

Securities purchased under reverse repurchase agreements	–	4,796	–	4,796		–	3,920	–	3,920

FINANCIAL LIABILITIES

Trading deposits	–	50,295	3,679	53,974		–	111,680	3,024	114,704
Derivatives
Interest rate contracts	28	10,420	77	10,525		24	9,646	63	9,733
Foreign exchange contracts	29	26,121	8	26,158		18	34,897	3	34,918
Credit contracts	–	418	–	418		–	386	–	386
Equity contracts	–	2,794	1,350	4,144		–	1,319	1,077	2,396

Commodity contracts	113	828	13	954		134	695	8	837

	170	40,581	1,448	42,199		176	46,943	1,151	48,270

Securitization liabilities at fair value	–	12,738	–	12,738		–	12,618	–	12,618

Financial liabilities designated at fair value through profit or loss	–	57,770	13	57,783		–	2	14	16

Obligations related to securities sold short[2]	787	35,578	–	36,365		1,142	38,336	–	39,478
Obligations related to securities sold under repurchase agreements	–	1,893	–	1,893		–	3,797	–	3,797
[1]	Fair value is the same as carrying value.
[2]	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 54

The Bank's policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

There were no significant transfers between Level 1 and Level 2 during the three and six months ended April 30, 2019 and April 30, 2018.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•

Transfers from Level 2 to Level 3 occur when an instrument's fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three and six months ended April 30.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at February 1 2019	Total realized and unrealized gains (losses)		Movements			Transfers		Fair value as at April 30 2019	Change in unrealized gains (losses) on instruments still held[5]
		Included in income[1]	Included in OCI[2], 3	Purchases	Issuances	Other[4]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government- related securities
Canadian government debt
Provinces	$–	$(1)	$–	$–	$–	$–	$47	$–	$46	$(1)
Other debt securities
Canadian issuers	1	–	–	–	–	–	1	–	2	–

Other issuers	9	–	–	–	–	(9)	18	–	18	–

	10	(1)	–	–	–	(9)	66	–	66	(1)
Non-trading financial assets at fair value through profit or loss
Securities	495	56	1	65	–	(170)	–	–	447	5

Loans	21	–	–	–	–	(1)	–	–	20	–

	516	56	1	65	–	(171)	–	–	467	5

Financial assets at fair value through other comprehensive income
Government and government- related securities
Other OECD government guaranteed debt	210	14	–	–	–	(224)	–	–	–	–
Other debt securities
Asset-backed securities	559	–	–	–	–	–	–	(559)	–	–
Corporate and other debt	23	–	–	–	–	–	–	–	23	–
Equity securities
Common shares	1,495	–	(1)	14	–	24	–	–	1,532	(1)

Preferred shares	57	–	(8)	1	–	–	–	–	50	(9)
	$2,344	$14	$(9)	$15	$–	$(200)	$–	$(559)	$1,605	$(10)

	Fair value as at February 1 2019	Total realized and unrealized losses (gains)		Movements			Transfers		Fair value as at April 30 2019	Change in unrealized losses (gains) on instruments still held[5]
		Included in income[1]	Included in OCI[3]	Purchases	Issuances	Other[4]	Into Level 3	Out of Level 3

FINANCIAL LIABILITIES

Trading deposits[6]	$3,465	$188	$–	$(315)	$397	$(56)	$–	$–	$3,679	$189
Derivatives[7]
Interest rate contracts	64	12	–	–	–	1	–	–	77	11
Foreign exchange contracts	(2)	–	–	–	–	–	4	–	2	–
Equity contracts	699	190	–	(21)	58	(101)	–	–	825	179

Commodity contracts	8	(34)	–	–	–	11	–	–	(15)	(23)

	769	168	–	(21)	58	(89)	4	–	889	167

Financial liabilities designated at fair value through profit or loss	3	(18)	–	–	32	(4)	–	–	13	(14)
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–	–
[1]	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
[2]	Other comprehensive income.
[3]	Includes realized gains (losses) transferred to retained earnings on disposal of equities designated at fair value through other comprehensive income (FVOCI). Refer to Note 5 for further details.
[4]	Consists of sales, settlements, and foreign exchange.
[5]	Changes in unrealized gains (losses) on financial assets at FVOCI are recognized in accumulated other comprehensive income (AOCI).
[6]	Issuances and repurchases of trading deposits are reported on a gross basis.
[7]

As at April 30, 2019, consists of derivative assets of $0.6 billion (February 1, 2019 – $0.5 billion) and derivative liabilities of $1.5 billion (February 1, 2019 – $1.3 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 55

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at November 1 2018	Total realized and unrealized gains (losses)		Movements			Transfers		Fair value as at April 30 2019	Change in unrealized gains (losses) on instruments still held[4]
		Included in income[1]	Included in OCI[2]	Purchases	Issuances	Other[3]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government- related securities
Canadian government debt
Provinces	$3	$(1)	$–	$–	$–	$(3)	$47	$–	$46	$(1)
Other debt securities
Canadian issuers	1	–	–	–	–	–	1	–	2	–

Other issuers	16	1	–	–	–	(17)	19	(1)	18	–

	20	–	–	–	–	(20)	67	(1)	66	(1)
Non-trading financial assets at fair value through profit or loss
Securities	408	58	2	136	–	(178)	21	–	447	6

Loans	19	1	–	1	–	(1)	–	–	20	1

	427	59	2	137	–	(179)	21	–	467	7

Financial assets at fair value through other comprehensive income
Government and government-related securities
Other OECD government guaranteed debt	200	24	–	–	–	(224)	–	–	–	–
Other debt securities
Asset-backed securities	562	–	–	–	–	–	–	(562)	–	–
Corporate and other debt	24	–	(1)	–	–	–	–	–	23	(1)
Equity securities
Common shares	1,492	–	–	19	–	21	–	–	1,532	(1)

Preferred shares	135	–	(11)	1	–	(74)	–	(1)	50	(17)
	$2,413	$24	$(12)	$20	$–	$(277)	$–	$(563)	$1,605	$(19)

	Fair value as at November 1 2018	Total realized and unrealized losses (gains)		Movements			Transfers		Fair value as at April 30 2019	Change in unrealized losses (gains) on instruments still held[5]
		Included in income[1]	Included in OCI[2]	Purchases	Issuances	Other[4]	Into Level 3	Out of Level 3

FINANCIAL LIABILITIES

Trading deposits[5]	$3,024	$287	$–	$(391)	$769	$(10)	$–	$–	$3,679	$255
Derivatives[6]
Interest rate contracts	63	16	–	–	–	(2)	–	–	77	15
Foreign exchange contracts	(1)	1	–	–	–	(2)	4	–	2	–
Equity contracts	624	295	–	(40)	115	(169)	–	–	825	281

Commodity contracts	(27)	4	–	–	–	8	–	–	(15)	(3)

	659	316	–	(40)	115	(165)	4	–	889	293

Financial liabilities designated at fair value through profit or loss	14	(40)	–	–	49	(10)	–	–	13	(30)
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–	–
[1]	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
[2]	Includes realized gains (losses) transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
[3]	Consists of sales, settlements, and foreign exchange.
[4]	Changes in unrealized gains (losses) on financial assets at FVOCI are recognized in AOCI.
[5]	Issuances and repurchases of trading deposits are reported on a gross basis.
[6]

As at April 30, 2019, consists of derivative assets of $0.6 billion (November 1, 2018 – $0.5 billion) and derivative liabilities of $1.5 billion (November 1, 2018 – $1.2 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 56

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at February 1 2018	Total realized and unrealized gains (losses)		Movements			Transfers		Fair value as at April 30 2018	Change in unrealized gains (losses) on instruments still held[4]
		Included in income[1]	Included in OCI[2]	Purchases	Issuances	Other[3]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government- related securities
Canadian government debt
Provinces	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Other debt securities
Canadian issuers	1	–	–	–	–	–	–	–	1	–

Other issuers	121	(1)	–	–	–	5	24	–	149	4

	122	(1)	–	–	–	5	24	–	150	4
Non-trading financial assets at fair value through profit or loss
Securities	324	11	–	13	–	8	–	–	356	11

Loans	18	1	–	–	–	–	–	–	19	1

	342	12	–	13	–	8	–	–	375	12

Financial assets at fair value through other comprehensive income
Government and government- related securities
Other OECD government guaranteed debt	193	11	–	–	–	–	–	–	204	(3)
Other debt securities
Asset-backed securities	529	–	(3)	–	–	23	–	–	549	(3)
Corporate and other debt	99	3	1	–	–	–	–	–	103	1
Equity securities
Common shares	1,404	–	(3)	1	–	53	–	–	1,455	(2)

Preferred shares	116	–	13	–	–	1	–	–	130	13
	$2,341	$14	$8	$1	$–	$77	$–	$–	$2,441	$6

	Fair value as at February 1 2018	Total realized and unrealized losses (gains)		Movements			Transfers		Fair value as at April 30 2018	Change in unrealized losses (gains) on instruments still held[4]
		Included in income[1]	Included in OCI[2]	Purchases	Issuances	Other[3]	Into Level 3	Out of Level 3

FINANCIAL LIABILITIES

Trading deposits[5]	$2,875	$(40)	$–	$(69)	$463	$(285)	$4	$(8)	$2,940	$(20)
Derivatives[6]
Interest rate contracts	51	17	–	–	–	1	–	–	69	20
Foreign exchange contracts	(1)	1	–	–	–	(1)	–	–	(1)	–
Equity contracts	842	(62)	–	(28)	64	(105)	–	–	711	(73)

Commodity contracts	(8)	(18)	–	–	–	3	–	–	(23)	(17)

	884	(62)	–	(28)	64	(102)	–	–	756	(70)

Financial liabilities designated at fair value through profit or loss	29	(13)	–	–	34	(34)	–	–	16	(14)
Obligations related to securities sold short	–	–	–	–	–	–	4	–	4	–
[1]	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
[2]	Includes realized gains (losses) transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
[3]	Consists of sales, settlements, and foreign exchange.
[4]	Changes in unrealized gains (losses) on financial assets at FVOCI are recognized in AOCI.
[5]	Issuances and repurchases of trading deposits are reported on a gross basis.
[6]

As at April 30, 2018, consists of derivative assets of $0.7 billion (February 1, 2018 – $0.9 billion) and derivative liabilities of $1.4 billion (February 1, 2018 – $1.8 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 57

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at November 1 2017	Total realized and unrealized gains (losses)		Movements			Transfers		Fair value as at April 30 2018	Change in unrealized gains (losses) on instruments still held[4]
		Included in income[1]	Included in OCI[2]	Purchases	Issuances	Other[3]	Into Level 3	Out of Level 3

FINANCIAL ASSETS
Trading loans, securities, and other
Government and government- related securities
Canadian government debt Provinces	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Other debt securities
Canadian issuers	6	–	–	–	–	(4)	1	(2)	1	–
Other issuers	8	(1)	–	2	–	4	145	(9)	149	4
	14	(1)	–	2	–	–	146	(11)	150	4
Non-trading financial assets at fair value through profit or loss
Securities	305	27	–	26	–	(2)	–	–	356	23
Loans	15	(2)	–	2	–	–	4	–	19	(2)
	320	25	–	28	–	(2)	4	–	375	21
Financial assets at fair value through other comprehensive income
Government and government- related securities
Other OECD government guaranteed debt	203	4	(3)	–	–	–	–	–	204	(3)
Other debt securities
Asset-backed securities	553	–	(1)	–	–	(3)	–	–	549	(1)
Corporate and other debt	95	4	6	–	–	(2)	–	–	103	6
Equity securities
Common shares	1,469	–	(2)	7	–	(19)	–	–	1,455	(4)
Preferred shares	108	–	21	–	–	1	–	–	130	21
	$2,428	$8	$21	$7	$–	$(23)	$–	$–	$2,441	$19

	Fair value as at November 1 2017	Total realized and unrealized losses (gains)		Movements			Transfers		Fair value as at April 30 2018	Change in unrealized losses (gains) on instruments still held[4]
		Included in income[1]	Included in OCI[2]	Purchases	Issuances	Other[3]	Into Level 3	Out of Level 3

FINANCIAL LIABILITIES
Trading deposits[5]	$2,521	$(7)	$–	$(210)	$1,099	$(449)	$4	$(18)	$2,940	$(28)
Derivatives[6]
Interest rate contracts	70	–	–	–	–	(1)	–	–	69	1
Foreign exchange contracts	(1)	–	–	–	–	–	–	–	(1)	–
Equity contracts	893	(70)	–	(47)	102	(169)	–	2	711	(74)
Commodity contracts	(2)	(25)	–	–	–	4	–	–	(23)	(21)
	960	(95)	–	(47)	102	(166)	–	2	756	(94)
Financial liabilities designated at fair value through profit or loss	7	19	–	–	59	(69)	–	–	16	12
Obligations related to securities sold short	–	–	–	–	–	–	4	–	4	–
[1]	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
[2]	Includes realized gains (losses) transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
[3]	Consists of sales, settlements, and foreign exchange.
[4]	Changes in unrealized gains (losses) on financial assets at FVOCI are recognized in AOCI.
[5]	Issuances and repurchases of trading deposits are reported on a gross basis.
[6]

As at April 30, 2018, consists of derivative assets of $0.7 billion (November 1, 2017 – $0.9 billion) and derivative liabilities of $1.4 billion (November 1, 2017 – $1.9 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 58

NOTE 5: SECURITIES

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at April 30, 2019 and October 31, 2018.

Unrealized Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)	As at
	April 30, 2019				October 31, 2018
	Cost/ amortized cost[1]	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost/ amortized cost[1]	Gross unrealized gains	Gross unrealized (losses)	Fair value
Securities at Fair Value Through Other Comprehensive Income
Government and government-related securities
Canadian government debt
Federal	$10,978	$34	$(3)	$11,009	$12,740	$38	$(47)	$12,731
Provinces	11,705	78	(20)	11,763	9,443	75	(11)	9,507
U.S. federal, state, municipal governments, and agencies debt	45,226	156	(130)	45,252	45,857	265	(356)	45,766
Other OECD government guaranteed debt	18,131	50	(4)	18,177	20,034	65	(3)	20,096
Mortgage-backed securities	6,051	45	–	6,096	6,575	59	(1)	6,633
	92,091	363	(157)	92,297	94,649	502	(418)	94,733
Other debt securities
Asset-backed securities	20,000	61	(25)	20,036	21,901	87	(19)	21,969
Non-agency collateralized mortgage obligation portfolio	311	–	–	311	471	1	–	472
Corporate and other debt	8,257	36	(25)	8,268	8,534	31	(58)	8,507
	28,568	97	(50)	28,615	30,906	119	(77)	30,948
Total debt securities	120,659	460	(207)	120,912	125,555	621	(495)	125,681
Equity securities
Common shares	1,616	30	(28)	1,618	1,725	118	(39)	1,804
Preferred shares	305	5	(49)	261	376	20	(26)	370
	1,921	35	(77)	1,879	2,101	138	(65)	2,174
Total securities at fair value through other comprehensive income	$122,580	$495	$(284)	$122,791	$127,656	$759	$(560)	$127,855

[1]	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

Equity Securities Designated at Fair Value Through Other Comprehensive Income

The Bank designated certain equity securities shown in the following table as equity securities at FVOCI. The designation was made because the investments are held for purposes other than trading.

Equity Securities Designated at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)		As at	For the three months ended		For the six months ended
	April 30, 2019	October 31, 2018	April 30, 2019	April 30, 2018	April 30, 2019	April 30, 2018
		Fair value	Dividend income recognized		Dividend income recognized
Common shares	$1,618	$1,804	$20	$17	$40	$33
Preferred shares	261	370	3	4	7	8
Total	$1,879	$2,174	$23	$21	$47	$41

The Bank disposed of certain equity securities in line with the Bank's investment strategy with a fair value of $133 million and $312 million during the three and six months ended April 30, 2019, respectively (three and six months ended April 30, 2018 – $10 million and $14 million, respectively). The Bank realized a cumulative gain of $44 million and $68 million during the three and six months ended April 30, 2019, respectively (three and six months ended April 30, 2018 – nil and $2 million, respectively) on disposal of these equity securities and recognized dividend income of $1 million and $3 million during the three and six months ended April 30, 2019, respectively (three and six months ended April 30, 2018 – nil).

Net Securities Gains (Losses)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2019	April 30 2018	April 30 2019	April 30 2018
Debt securities at amortized cost
Net realized gains (losses)	$–	$30	$44	$30
Debt securities at fair value through other comprehensive income
Net realized gains (losses)	35	3	(20)	6
Total	$35	$33	$24	$36

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 59

Credit Quality of Debt Securities

The Bank evaluates non-retail credit risk on an individual borrower basis, using both a borrower risk rating and facility risk rating, as detailed in the shaded area of the "Managing Risk" section of the 2018 MD&A. This system is used to assess all non-retail exposures, including debt securities.

The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Debt Securities by Risk Ratings

(millions of Canadian dollars)										As at
	April 30, 2019					October 31, 2018
	Stage 1	Stage 2		Stage 3	Total	Stage 1	Stage 2		Stage 3	Total
Debt securities
Investment grade	$230,279	$–	$	n/a	$230,279	$230,488	$–	$	n/a	$230,488
Non-Investment grade	2,138	40		n/a	2,178	2,140	54		n/a	2,194
Watch and classified	n/a	–		n/a	–	n/a	11		n/a	11
Default	n/a	n/a		–	–	n/a	n/a		234	234
Total debt securities	232,417	40		–	232,457	232,628	65		234	232,927
Allowance for credit losses on debt securities at amortized cost	1	–		–	1	1	4		70	75
Debt securities, net of allowance	$232,416	$40		$–	$232,456	$232,627	$61		$164	$232,852

As at April 30, 2019, the allowance for credit losses on debt securities was $4 million (October 31, 2018 – $80 million), comprising of $1 million (October 31, 2018 – $75 million) for debt securities at amortized cost (DSAC) and $3 million (October 31, 2018 – $5 million) for debt securities at FVOCI. For the three and six months ended April 30, 2019, the Bank reported a provision for credit losses of nil (three and six months ended April 30, 2018 – recovery of credit losses of $2 million) on DSAC. For the three and six months ended April 30, 2019, the Bank reported a recovery of credit losses of $2 million (three and six months ended April 30, 2018 – provision for credit losses of $16 million and $20 million, respectively) on debt securities at FVOCI.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 60

NOTE 6:  LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following tables provide the gross carrying amounts of loans and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Loans by Risk Ratings

(millions of Canadian dollars)									As at
	April 30, 2019					October 31, 2018
	Stage 1	Stage 2		Stage 3	Total	Stage 1	Stage 2		Stage 3	Total
Residential mortgages[1,2,3]
Low Risk	$174,308	$55	$	n/a	$174,363	$168,690	$32	$	n/a	$168,722
Normal Risk	42,707	240		n/a	42,947	47,821	176		n/a	47,997
Medium Risk	6,156	484		n/a	6,640	5,106	267		n/a	5,373
High Risk	984	1,393		304	2,681	892	1,264		317	2,473

Default	n/a	n/a		415	415	n/a	n/a		392	392

Total	224,155	2,172		719	227,046	222,509	1,739		709	224,957

Allowance for loan losses	27	32		47	106	24	34		47	105

Loans, net of allowance	224,128	2,140		672	226,940	222,485	1,705		662	224,852
Consumer instalment and other personal[4]
Low Risk	91,848	995		n/a	92,843	87,906	983		n/a	88,889
Normal Risk	43,448	1,035		n/a	44,483	48,008	1,190		n/a	49,198
Medium Risk	25,812	1,020		n/a	26,832	23,008	1,063		n/a	24,071
High Risk	7,016	2,403		576	9,995	6,158	2,386		817	9,361

Default	n/a	n/a		516	516	n/a	n/a		514	514

Total	168,124	5,453		1,092	174,669	165,080	5,622		1,331	172,033

Allowance for loan losses	621	357		179	1,157	574	349		178	1,101

Loans, net of allowance	167,503	5,096		913	173,512	164,506	5,273		1,153	170,932
Credit card
Low Risk	7,033	15		n/a	7,048	7,234	11		n/a	7,245
Normal Risk	9,987	82		n/a	10,069	9,780	66		n/a	9,846
Medium Risk	11,791	305		n/a	12,096	11,347	246		n/a	11,593
High Risk	4,769	1,566		334	6,669	4,435	1,445		333	6,213

Default	n/a	n/a		122	122	n/a	n/a		121	121

Total	33,580	1,968		456	36,004	32,796	1,768		454	35,018

Allowance for loan losses	400	309		382	1,091	379	283		341	1,003

Loans, net of allowance	33,180	1,659		74	34,913	32,417	1,485		113	34,015
Business and government[1,2,3,5]
Investment grade or Low/Normal Risk	119,732	47		n/a	119,779	118,414	57		n/a	118,471
Non-Investment grade or Medium Risk	116,478	5,186		n/a	121,664	108,678	5,272		n/a	113,950
Watch and classified or High Risk	732	4,595		104	5,431	666	3,746		97	4,509

Default	n/a	n/a		925	925	n/a	n/a		563	563

Total	236,942	9,828		1,029	247,799	227,758	9,075		660	237,493

Allowance for loan losses	643	599		166	1,408	651	551		120	1,322

Loans, net of allowance	236,299	9,229		863	246,391	227,107	8,524		540	236,171
Total loans excluding acquired credit-impaired loans[5]	662,801	19,421		3,296	685,518	648,143	18,204		3,154	669,501

Allowance for loan losses	1,691	1,297		774	3,762	1,628	1,217		686	3,531

Loans, net of allowance[5]	661,110	18,124		2,522	681,756	646,515	16,987		2,468	665,970
Acquired credit-impaired loans	n/a	n/a		382	382	n/a	n/a		453	453

Allowance for loan losses	n/a	n/a		16	16	n/a	n/a		18	18

Loans, net of allowance	n/a	n/a		366	366	n/a	n/a		435	435
Total loans[5]	662,801	19,421		3,678	685,900	648,143	18,204		3,607	669,954

Total allowance for loan losses	1,691	1,297		790	3,778	1,628	1,217		704	3,549

Total loans, net of allowance[5]	$661,110	$18,124		$2,888	$682,122	$646,515	$16,987		$2,903	$666,405
[1]

As at April 30, 2019, impaired loans with a balance of $138 million (October 31, 2018 – $124 million) did not have a related allowance for loan losses. An allowance was not required for these loans as the balance relates to loans where the realizable value of the collateral exceeded the loan amount.

[2]

As at April 30, 2019, excludes trading loans and non-trading loans at fair value through profit or loss with a fair value of $11 billion (October 31, 2018 – $11 billion) and $1 billion (October 31, 2018 – $1 billion), respectively.

[3]	As at April 30, 2019, includes insured mortgages of $91 billion (October 31, 2018 – $95 billion).
[4]	As at April 30, 2019, includes Canadian government-insured real estate personal loans of $14 billion (October 31, 2018 – $14 billion).
[5]

As at April 30, 2019, includes loans that are measured at FVOCI of $2 billion (October 31, 2018 – $3 billion) and customers' liability under acceptances of $16 billion (October 31, 2018 – $17 billion).

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 61

Loans by Risk Ratings – Off-Balance Sheet Credit Instruments
(millions of Canadian dollars)										As at
			April 30, 2019					October 31, 2018
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Retail Exposures[1]
Low Risk	$261,329	$829	$	n/a	$262,158	$246,575	$2,576	$	n/a	$249,151
Normal Risk	52,244	607		n/a	52,851	51,961	1,129		n/a	53,090
Medium Risk	13,073	368		n/a	13,441	12,298	469		n/a	12,767
High Risk	1,754	895		–	2,649	1,765	638		–	2,403
Default	n/a	n/a		–	–	n/a	n/a		–	–
Non-Retail Exposures[2]
Investment grade	176,875	–		n/a	176,875	167,993	323		n/a	168,316
Non-Investment grade	62,865	2,652		n/a	65,517	60,002	2,309		n/a	62,311
Watch and classified	3	2,065		–	2,068	13	1,949		–	1,962
Default	n/a	n/a		–	–	n/a	n/a		–	–
Total off-balance sheet credit instruments	568,143	7,416		–	575,559	540,607	9,393		–	550,000
Allowance for off-balance sheet credit instruments	580	525		–	1,105	550	479		–	1,029
Total off-balance sheet credit instruments, net of allowance	$567,563	$6,891		$–	$574,454	$540,057	$8,914		$–	$548,971
[1]

As at April 30, 2019, includes $307 billion (October 31, 2018 – $302 billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

[2]	As at April 30, 2019, includes $39 billion (October 31, 2018 – $37 billion) of the undrawn component of uncommitted credit and liquidity facilities.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 62

The changes to the Bank's allowance for loan losses, as at and for the three and six months ended April 30, 2019 and April 30, 2018, are shown in the following tables.

Allowance for Loan Losses
(millions of Canadian dollars)	For the three months ended
	April 30, 2019					April 30, 2018
	Stage 1	Stage 2	Stage 3	Acquired credit- impaired loans	Total	Stage 1	Stage 2	Stage 3	Acquired credit- impaired loans	Total
Residential Mortgages
Balance at beginning of period	$25	$30	$48	$4	$107	$23	$22	$39	$7	$91
Provision for credit losses
Transfer to Stage 1[1]	4	(4)	–	–	–	5	(5)	–	–	–
Transfer to Stage 2	(1)	3	(2)	–	–	(1)	2	(1)	–	–
Transfer to Stage 3	–	(2)	2	–	–	–	(2)	2	–	–
Net remeasurement due to transfers[2]	(2)	2	–	–	–	(3)	1	–	–	(2)
New originations or purchases[3]	2	n/a	n/a	–	2	2	n/a	n/a	–	2
Net repayments[4]	–	–	–	–	–	–	–	–	(1)	(1)
Derecognition of financial assets (excluding disposals and write-offs)[5]	–	(1)	(4)	–	(5)	(1)	–	(1)	–	(2)
Changes to risk, parameters, and models[6]	(1)	4	9	–	12	(2)	5	7	–	10
Disposals	–	–	–	–	–	–	–	–	–	–
Write-offs	–	–	(6)	–	(6)	–	–	(7)	–	(7)
Recoveries	–	–	–	–	–	–	–	1	–	1
Foreign exchange and other adjustments	–	–	–	–	–	–	1	1	1	3
Balance at end of period	$27	$32	$47	$4	$110	$23	$24	$41	$7	$95
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$598	$413	$181	$2	$1,194	$535	$381	$179	$5	$1,100
Provision for credit losses
Transfer to Stage 1[1]	84	(80)	(4)	–	–	77	(73)	(4)	–	–
Transfer to Stage 2	(28)	39	(11)	–	–	(27)	38	(11)	–	–
Transfer to Stage 3	(4)	(54)	58	–	–	(9)	(43)	52	–	–
Net remeasurement due to transfers[2]	(34)	38	2	–	6	(31)	29	2	–	–
New originations or purchases[3]	73	n/a	n/a	–	73	72	n/a	n/a	–	72
Net repayments[4]	(22)	(8)	(3)	–	(33)	(13)	(7)	(6)	(1)	(27)
Derecognition of financial assets (excluding disposals and write-offs)[5]	(18)	(26)	(18)	–	(62)	(29)	(20)	(11)	–	(60)
Changes to risk, parameters, and models[6]	(7)	74	183	–	250	(14)	70	167	(1)	222
Disposals	–	–	–	–	–	–	–	–	–	–
Write-offs	–	–	(280)	–	(280)	–	–	(263)	–	(263)
Recoveries	–	–	68	–	68	–	–	61	1	62
Foreign exchange and other adjustments	5	5	3	–	13	11	7	4	–	22
Balance, including off-balance sheet instruments, at end of period	647	401	179	2	1,229	572	382	170	4	1,128
Less: Allowance for off-balance sheet instruments[7]	26	44	–	–	70	25	46	–	–	71
Balance at end of period	$621	$357	$179	$2	$1,159	$547	$336	$170	$4	$1,057
Credit Card[8]
Balance, including off-balance sheet instruments, at beginning of period	$865	$635	$389	$–	$1,889	$737	$585	$341	$–	$1,663
Provision for credit losses
Transfer to Stage 1[1]	164	(155)	(9)	–	–	130	(120)	(10)	–	–
Transfer to Stage 2	(55)	72	(17)	–	–	(39)	54	(15)	–	–
Transfer to Stage 3	(8)	(149)	157	–	–	(8)	(113)	121	–	–
Net remeasurement due to transfers[2]	(55)	75	9	–	29	(46)	54	9	–	17
New originations or purchases[3]	35	n/a	n/a	–	35	45	n/a	n/a	–	45
Net repayments[4]	(1)	(1)	5	–	3	13	(12)	17	–	18
Derecognition of financial assets (excluding disposals and write-offs)[5]	(27)	(33)	(131)	–	(191)	(31)	(27)	(117)	–	(175)
Changes to risk, parameters, and models[6]	(50)	176	339	–	465	(52)	150	308	–	406
Disposals	–	–	–	–	–	(4)	(4)	(2)	–	(10)
Write-offs	–	–	(443)	–	(443)	–	–	(385)	–	(385)
Recoveries	–	–	78	–	78	–	–	68	–	68
Foreign exchange and other adjustments	12	7	5	–	24	19	15	13	–	47
Balance, including off-balance sheet instruments, at end of period	880	627	382	–	1,889	764	582	348	–	1,694
Less: Allowance for off-balance sheet instruments[7]	480	318	–	–	798	393	264	–	–	657
Balance at end of period	$400	$309	$382	$–	$1,091	$371	$318	$348	$–	$1,037
[1]	Transfers represent stage transfer movements prior to expected credit loss (ECL) remeasurement.
[2]	Represents the remeasurement between twelve-month and lifetime ECLs due to stage transfers, excluding the change to risk, parameters, and models.
[3]	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
[4]	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
[5]	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
[6]	Represents the change in the allowance related to changes in risk including changes to macroeconomic factors, level of risk, associated parameters, and models.
[7]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
[8]

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank's 2018 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 63

Allowance for Loan Losses (Continued)[1]
(millions of Canadian dollars)	For the three months ended
	April 30, 2019					April 30, 2018
	Stage 1	Stage 2	Stage 3	Acquired credit-impaired loans	Total	Stage 1	Stage 2	Stage 3	Acquired credit- impaired loans	Total
Business and Government
Balance, including off-balance sheet instruments, at beginning of period	$725	$711	$162	$10	$1,608	$663	$628	$153	$14	$1,458
Provision for credit losses
Transfer to Stage 1[2]	41	(40)	(1)	–	–	38	(37)	(1)	–	–
Transfer to Stage 2	(38)	40	(2)	–	–	(36)	38	(2)	–	–
Transfer to Stage 3	(2)	(29)	31	–	–	(2)	(13)	15	–	–
Net remeasurement due to transfers[2]	(14)	27	1	–	14	(11)	17	1	–	7
New originations or purchases[2]	104	n/a	n/a	–	104	119	n/a	n/a	–	119
Net repayments[2]	(5)	(10)	(4)	1	(18)	(5)	(12)	(2)	1	(18)
Derecognition of financial assets (excluding disposals and write-offs)[2]	(74)	(73)	(25)	–	(172)	(102)	(95)	(17)	(1)	(215)
Changes to risk, parameters, and models[2]	(31)	127	31	(4)	123	9	95	23	(3)	124
Disposals	–	–	–	–	–	–	–	–	–	–
Write-offs	–	–	(40)	–	(40)	–	–	(41)	–	(41)
Recoveries	–	–	11	2	13	–	–	16	1	17
Foreign exchange and other adjustments	11	9	2	1	23	23	18	4	1	46
Balance, including off-balance sheet instruments, at end of period	717	762	166	10	1,655	696	639	149	13	1,497
Less: Allowance for off-balance sheet instruments[3]	74	163	–	–	237	70	67	–	–	137
Balance at end of period	643	599	166	10	1,418	626	572	149	13	1,360
Total Allowance for Loan Losses at end of period	$1,691	$1,297	$774	$16	$3,778	$1,567	$1,250	$708	$24	$3,549
[1]	Includes the allowance for credit losses related to customers' liability under acceptances.
[2]	For explanations regarding this line item, refer to the "Allowance for Loan Losses" table on the previous page in this Note.
[3]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 64

Allowance for Loan Losses
(millions of Canadian dollars)	For the six months ended
	April 30, 2019					April 30, 2018
	Stage 1	Stage 2	Stage 3	Acquired credit- impaired loans	Total	Stage 1	Stage 2	Stage 3	Acquired credit- impaired loans	Total
Residential Mortgages
Balance at beginning of period	$24	$34	$47	$5	$110	$24	$26	$45	$12	$107
Provision for credit losses
Transfer to Stage 1[1]	17	(16)	(1)	–	–	11	(11)	–	–	–
Transfer to Stage 2	(2)	6	(4)	–	–	(2)	4	(2)	–	–
Transfer to Stage 3	(1)	(4)	5	–	–	–	(4)	4	–	–
Net remeasurement due to transfers[2]	(6)	3	–	–	(3)	(7)	3	–	–	(4)
New originations or purchases[3]	5	n/a	n/a	–	5	6	n/a	n/a	–	6
Net repayments[4]	–	(1)	–	–	(1)	(1)	(1)	–	(4)	(6)
Derecognition of financial assets (excluding disposals and write-offs)[5]	(1)	(2)	(8)	–	(11)	(1)	(1)	(1)	–	(3)
Changes to risk, parameters, and models[6]	(9)	12	21	(1)	23	(7)	9	8	(2)	8
Disposals	–	–	–	–	–	–	–	–	–	–
Write-offs	–	–	(13)	–	(13)	–	–	(14)	–	(14)
Recoveries	–	–	–	–	–	–	–	2	–	2
Foreign exchange and other adjustments	–	–	–	–	–	–	(1)	(1)	1	(1)
Balance at end of period	$27	$32	$47	$4	$110	$23	$24	$41	$7	$95
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$599	$392	$178	$2	$1,171	$529	$355	$166	$5	$1,055
Provision for credit losses
Transfer to Stage 1[1]	167	(158)	(9)	–	–	146	(138)	(8)	–	–
Transfer to Stage 2	(57)	78	(21)	–	–	(60)	80	(20)	–	–
Transfer to Stage 3	(9)	(106)	115	–	–	(13)	(88)	101	–	–
Net remeasurement due to transfers[2]	(68)	78	5	–	15	(59)	68	5	–	14
New originations or purchases[3]	139	n/a	n/a	–	139	142	n/a	n/a	–	142
Net repayments[4]	(43)	(15)	(6)	–	(64)	(13)	(13)	(6)	(3)	(35)
Derecognition of financial assets (excluding disposals and write-offs)[5]	(38)	(52)	(33)	–	(123)	(54)	(47)	(20)	–	(121)
Changes to risk, parameters, and models[6]	(48)	180	405	–	537	(46)	166	351	1	472
Disposals	–	–	–	–	–	–	–	–	–	–
Write-offs	–	–	(586)	–	(586)	–	–	(528)	–	(528)
Recoveries	–	–	128	–	128	–	–	130	1	131
Foreign exchange and other adjustments	5	4	3	–	12	–	(1)	(1)	–	(2)
Balance, including off-balance sheet instruments, at end of period	647	401	179	2	1,229	572	382	170	4	1,128
Less: Allowance for off-balance sheet instruments[7]	26	44	–	–	70	25	46	–	–	71
Balance at end of period	$621	$357	$179	$2	$1,159	$547	$336	$170	$4	$1,057
Credit Card[8]
Balance, including off-balance sheet instruments, at beginning of period	$819	$580	$341	$–	$1,740	$763	$521	$321	$–	$1,605
Provision for credit losses
Transfer to Stage 1[1]	363	(296)	(67)	–	–	254	(234)	(20)	–	–
Transfer to Stage 2	(111)	143	(32)	–	–	(93)	126	(33)	–	–
Transfer to Stage 3	(16)	(316)	332	–	–	(24)	(222)	246	–	–
Net remeasurement due to transfers[2]	(111)	154	23	–	66	(91)	113	39	–	61
New originations or purchases[3]	65	n/a	n/a	–	65	112	n/a	n/a	–	112
Net repayments[4]	38	1	(30)	–	9	84	(4)	(17)	–	63
Derecognition of financial assets (excluding disposals and write-offs)[5]	(47)	(54)	(195)	–	(296)	(57)	(57)	(136)	–	(250)
Changes to risk, parameters, and models[6]	(130)	409	716	–	995	(173)	343	579	–	749
Disposals	–	–	–	–	–	(8)	(7)	(3)	–	(18)
Write-offs	–	–	(861)	–	(861)	–	–	(757)	–	(757)
Recoveries	–	–	149	–	149	–	–	129	–	129
Foreign exchange and other adjustments	10	6	6	–	22	(3)	3	–	–	–
Balance, including off-balance sheet instruments, at end of period	880	627	382	–	1,889	764	582	348	–	1,694
Less: Allowance for off-balance sheet instruments[7]	480	318	–	–	798	393	264	–	–	657
Balance at end of period	$400	$309	$382	$–	$1,091	$371	$318	$348	$–	$1,037
[1]	Transfers represent stage transfer movements prior to expected credit loss ECL remeasurement.
[2]	Represents the remeasurement between twelve-month and lifetime ECLs due to stage transfers, excluding the change to risk, parameters, and models.
[3]	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
[4]	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
[5]	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
[6]	Represents the change in the allowance related to changes in risk including changes to macroeconomic factors, level of risk, associated parameters, and models.
[7]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
[8]

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank's 2018 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 65

Allowance for Loan Losses (Continued)1

(millions of Canadian dollars)	For the six months ended
	April 30, 2019					April 30, 2018
	Stage 1	Stage 2	Stage 3	Acquired credit- impaired loans	Total	Stage 1	Stage 2	Stage 3	Acquired credit- impaired loans	Total
Business and Government
Balance, including off-balance sheet instruments, at beginning of period	$736	$690	$120	$11	$1,557	$706	$627	$174	$18	$1,525
Provision for credit losses
Transfer to Stage 1[2]	85	(82)	(3)	–	–	66	(64)	(2)	–	–
Transfer to Stage 2	(68)	72	(4)	–	–	(52)	55	(3)	–	–
Transfer to Stage 3	(3)	(48)	51	–	–	(4)	(29)	33	–	–
Net remeasurement due to transfers[2]	(27)	47	2	–	22	(18)	32	3	–	17
New originations or purchases[2]	213	n/a	n/a	–	213	205	n/a	n/a	–	205
Net repayments[2]	2	(22)	(8)	1	(27)	(6)	(22)	(11)	(1)	(40)
Derecognition of financial assets (excluding disposals and write-offs)[2]	(168)	(183)	(37)	–	(388)	(194)	(184)	(24)	(1)	(403)
Changes to risk, parameters, and models[2]	(64)	280	101	(8)	309	(3)	226	26	(5)	244
Disposals	–	–	–	–	–	–	–	(5)	–	(5)
Write-offs	–	–	(75)	–	(75)	–	–	(73)	(1)	(74)
Recoveries	–	–	19	5	24	–	–	32	3	35
Foreign exchange and other adjustments	11	8	–	1	20	(4)	(2)	(1)	–	(7)
Balance, including off-balance sheet instruments, at end of period	717	762	166	10	1,655	696	639	149	13	1,497
Less: Allowance for off-balance sheet instruments[3]	74	163	–	–	237	70	67	–	–	137
Balance at end of period	643	599	166	10	1,418	626	572	149	13	1,360
Total Allowance for Loan Losses at end of period	$1,691	$1,297	$774	$16	$3,778	$1,567	$1,250	$708	$24	$3,549
[1]	Includes the allowance for credit losses related to customers' liability under acceptances.
[2]	For explanations regarding this line item, refer to the "Allowance for Loan Losses" table on the previous page in this Note.
[3]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

The allowance for credit losses on all remaining financial assets is not significant.

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $87 million as at April 30, 2019 (October 31, 2018 – $81 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are contractually past due but not impaired as at April 30, 2019 and October 31, 2018.

Loans Past Due but not Impaired[1,2]
(millions of Canadian dollars)								As at
	April 30, 2019				October 31, 2018
	1-30 days	31-60 days	61-89 days	Total	1-30 days	31-60 days	61-89 days	Total
Residential mortgages	$1,620	$342	$117	$2,079	$1,471	$358	$101	$1,930
Consumer instalment and other personal	5,972	738	255	6,965	5,988	811	241	7,040
Credit card	1,291	304	208	1,803	1,403	340	213	1,956

Business and government	1,378	421	66	1,865	1,314	444	28	1,786
Total	$10,261	$1,805	$646	$12,712	$10,176	$1,953	$583	$12,712
[1]	Includes loans that are measured at FVOCI.
[2]	Balances as at April 30, 2019 and October 31, 2018 exclude all acquired credit-impaired loans.

NOTE 7:  INVESTMENT IN ASSOCIATES AND JOINT VENTURES

INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. The Bank's equity share in TD Ameritrade's earnings, excluding dividends, is reported on a one-month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

As at April 30, 2019, the Bank's reported investment in TD Ameritrade was 42.32% (October 31, 2018 – 41.61%) of the outstanding shares of TD Ameritrade with a fair value of $16 billion (US$12 billion) (October 31, 2018 – $16 billion (US$12 billion)) based on the closing price of US$52.58 (October 31, 2018 – US$51.72) on the New York Stock Exchange.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 66

During the six months ended April 30, 2019, TD Ameritrade repurchased 10.2 million shares (for the year ended October 31, 2018 – 5.5 million shares). Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, if stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank's commercial judgment as to the optimal timing, amount, and method of sales with a view to maximizing proceeds from such sales. However, in the event that stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank has no absolute obligation to reduce its ownership percentage to 45%. In addition, stock repurchases by TD Ameritrade cannot result in the Bank's ownership percentage exceeding 47%.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank's designated directors currently include the Bank's Group President and Chief Executive Officer and four independent directors of TD or TD's U.S. subsidiaries.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the six months ended April 30, 2019 and April 30, 2018, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

Condensed Consolidated Balance Sheets[1]
(millions of Canadian dollars)	As at
	March 31 2019	September 30 2018
Assets
Receivables from brokers, dealers, and clearing organizations	$ 2,178	$ 1,809
Receivables from clients, net	27,836	29,773

Other assets, net	21,804	17,811
Total assets	$ 51,818	$ 49,393
Liabilities
Payable to brokers, dealers, and clearing organizations	$3,313	$3,923
Payable to clients	31,135	30,126

Other liabilities	6,220	4,809

Total liabilities	40,668	38,858

Stockholders' equity[2]	11,150	10,535
Total liabilities and stockholders' equity	$ 51,818	$ 49,393

[1]	Customers' securities are reported on a settlement date basis whereas the Bank reports customers' securities on a trade date basis.
[2]

The difference between the carrying value of the Bank's investment in TD Ameritrade and the Bank's share of TD Ameritrade's stockholders' equity is comprised of goodwill, other intangibles, and the cumulative translation adjustment.

Condensed Consolidated Statements of Income
(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	March 31 2019	March 31 2018	March 31 2019	March 31 2018
Revenues
Net interest revenue	$481	$390	$978	$741

Fee-based and other revenue	1,447	1,400	2,953	2,647

Total revenues	1,928	1,790	3,931	3,388
Operating expenses
Employee compensation and benefits	452	583	871	1,111

Other	539	706	1,071	1,349

Total operating expenses	991	1,289	1,942	2,460

Other expense (income)	49	30	73	72
Pre-tax income	888	471	1,916	856

Provision for income taxes	225	128	455	136
Net income[1,2]	$663	$343	$1,461	$720
Earnings per share – basic (Canadian dollars)	$1.18	$0.60	$2.60	$1.27

Earnings per share – diluted (Canadian dollars)	1.18	0.60	2.59	1.26

[1]

The Bank's equity share of net income of TD Ameritrade is based on the published consolidated financial statements of TD Ameritrade after converting into Canadian dollars and is subject to adjustments relating to the amortization of certain intangibles.

[2]

The Bank's equity share in TD Ameritrade earnings for the three and six months ended April 30, 2019 includes an adjustment of nil (three and six months ended April 30, 2018 – a net favourable adjustment of nil and $41 million (US$32 million), respectively) primarily representing the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances as a result of the reduction in the U.S. federal corporate income tax rate.

NOTE 8:  SIGNIFICANT ACQUISITIONS AND DISPOSALS

Agreement for Air Canada Credit Card Loyalty Program

On January 10, 2019, the Bank's long-term loyalty program agreement (the "Loyalty Agreement") with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"). Under the terms of the Loyalty Agreement, the Bank will become the primary credit card issuer for Air Canada's new loyalty program when it launches in 2020 through to 2030. TD Aeroplan cardholders will become members of Air Canada's new loyalty program and their miles will be transitioned when Air Canada's new loyalty program launches in 2020.

In connection with the Transaction, the Bank paid $622 million plus applicable sales tax to Air Canada, of which $547 million ($446 million after sales and income taxes) was recognized in Non-interest expenses – Other on the Interim Consolidated Statement of Income during the first quarter of 2019, and $75 million was recognized as an intangible asset which will be amortized over the Loyalty Agreement term. In addition, the Bank prepaid $308 million plus applicable sales tax for the future purchase of loyalty points over a ten-year period.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 67

Acquisition of Greystone Managed Investments Inc.

On November 1, 2018, the Bank acquired 100% of the outstanding equity of Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. ("Greystone") for consideration of $817 million, of which $475 million was paid in cash and $342 million was paid in the Bank's common shares. The value of 4.7 million common shares issued as consideration was based on the volume weighted average market price of the Bank's common shares over the 10 trading day period immediately preceding the fifth business day prior to the acquisition date and was recorded based on market price at close. Common shares of $167 million issued to employee shareholders in respect of the purchase price will be held in escrow for two years post-acquisition, subject to their continued employment, and will be recorded as a compensation expense over the two-year escrow period.

The acquisition was accounted for as a business combination under the purchase method. As at November 1, 2018, the acquisition contributed $169 million of assets and $55 million of liabilities. The excess of accounting consideration over the fair value of the identifiable net assets has been allocated to customer relationship intangibles of $140 million, deferred tax liability of $37 million, and goodwill of $433 million. Goodwill is not deductible for tax purposes. The results of the acquisition have been consolidated from the acquisition date and reported in the Canadian Retail segment. The purchase price allocation is subject to refinement and may be adjusted to reflect new information about facts and circumstances that existed at the acquisition date during the measurement period.

NOTE 9:  GOODWILL

Goodwill by Segment

(millions of Canadian dollars)	Canadian Retail	U.S. Retail[1]	Wholesale Banking	Total
Carrying amount of goodwill as at November 1, 2017	$2,303	$13,693	$160	$16,156
Additions	82	–	–	82
Foreign currency translation adjustments and other	18	280	–	298

Carrying amount of goodwill as at October 31, 2018[2]	2,403	13,973	160	16,536
Additions	433	–	–	433
Foreign currency translation adjustments and other	15	248	–	263
Carrying amount of goodwill as at April 30, 2019[2]	$2,851	$14,221	$160	$17,232

[1]	Goodwill predominantly relates to U.S. personal and commercial banking.
[2]	Impairment losses for the three and six months ended April 30, 2019 and April 30, 2018 were nil, and accumulated impairment as at April 30, 2019 was nil (October 31, 2018 – nil).

NOTE 10:  OTHER ASSETS

Other Assets

(millions of Canadian dollars)		As at

	April 30 2019	October 31 2018
Accounts receivable and other items	$9,310	$8,938
Accrued interest	2,446	2,343
Current income tax receivable	2,503	1,614
Defined benefit asset	10	113
Insurance-related assets, excluding investments	1,561	1,638

Prepaid expenses	1,408	950
Total	$17,238	$15,596

NOTE 11:  DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at April 30, 2019, was $297 billion (October 31, 2018 – $293 billion).

Certain deposit liabilities are classified as Trading deposits on the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income.

Certain deposits have been designated at fair value through profit or loss on the Interim Consolidated Balance Sheet to reduce an accounting mismatch from related economic hedges. These deposits are accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income, except for the amount of change in fair value attributable to changes in the Bank's own credit risk, which is recognized on the Interim Consolidated Statement of Comprehensive Income. Changes in fair value attributable to changes in the Bank's own credit risk are measured as the difference between: (i) the period-over-period change in the present value of the expected cash flows using an all-in discount curve reflecting the interest rate benchmark curve and the Bank's own credit risk; and (ii) the period-over-period change in the present value of the same expected cash flows using a discount curve based on the interest rate benchmark curve.

For deposits designated at fair value through profit or loss, the estimated amount that the Bank would be contractually required to pay at maturity, which is based on notional amounts, was $177 million less than its fair value as at April 30, 2019.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 68

Deposits
(millions of Canadian dollars)	As at
	By Type			By Country			April 30 2019	October 31 2018
	Demand	Notice	Term[1]	Canada	United States	International	Total	Total
Personal	$13,714	$419,240	$56,729	$225,858	$263,795	$30	$489,683	$477,644
Banks[2]	9,163	155	10,351	12,811	74	6,784	19,669	16,712
Business and government[3,4]	78,789	133,449	153,753	266,014	96,320	3,657	365,991	357,083
Trading[2]	–	–	53,974	26,119	16,270	11,585	53,974	114,704
Designated at fair value through profit or loss[2,5]	–	–	57,766	31,711	22,175	3,880	57,766	–
Total	$101,666	$552,844	$332,573	$562,513	$398,634	$25,936	$987,083	$966,143
Non-interest-bearing deposits included above
In domestic offices							$40,562	$42,402
In foreign offices							53,524	54,488
Interest-bearing deposits included above
In domestic offices							521,951	505,295
In foreign offices							370,365	362,890
U.S. federal funds deposited[2]							681	1,068
Total[3,6]							$987,083	$966,143

[1]

Includes $6,586 million (October 31, 2018 – $53 million) of senior debt which is subject to the bank recapitalization "bail-in" regime. This regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.

[2]	Includes deposits and advances with the Federal Home Loan Bank.
[3]	As at April 30, 2019, includes $39 billion relating to covered bondholders (October 31, 2018 – $36 billion) and $2 billion (October 31, 2018 – $2 billion) due to TD Capital Trust lV.
[4]	On May 9, 2019, TD Capital Trust IV announced its intention to redeem all of the outstanding TD Capital Trust IV Notes – Series 1 on June 30, 2019.
[5]

Financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet consist of deposits designated at fair value through profit or loss and $17 million (October 31, 2018 – $16 million) of loan commitments and financial guarantees designated at fair value through profit or loss.

[6]

As at April 30, 2019, includes deposits of $559 billion (October 31, 2018 – $548 billion) denominated in U.S. dollars and $56 billion (October 31, 2018 – $55 billion) denominated in other foreign currencies.

NOTE 12:  OTHER LIABILITIES

Other Liabilities[1]
(millions of Canadian dollars)	As at
	April 30 2019	October 31 2018
Accounts payable, accrued expenses, and other items	$4,842	$4,958
Accrued interest	1,373	1,283
Accrued salaries and employee benefits	2,538	3,344
Cheques and other items in transit	964	454
Current income tax payable	149	84
Deferred tax liabilities	192	175
Defined benefit liability	2,230	1,747
Liabilities related to structured entities	6,449	5,627

Provisions	1,522	1,502
Total	$20,259	$19,174

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 69

NOTE 13: EQUITY

The following table summarizes the shares issued and outstanding, and treasury shares held as at April 30, 2019 and October 31, 2018.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	April 30, 2019		October 31, 2018
	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance as at beginning of year	1,830.4	$21,221	1,842.5	$20,931
Proceeds from shares issued on exercise of stock options	1.0	52	2.9	152
Shares issued as a result of dividend reinvestment plan	2.7	197	5.0	366
Shares issued in connection with acquisitions[1]	5.0	366	–	–

Purchase of shares for cancellation and other	(10.0)	(118)	(20.0)	(228)
Balance as at end of period – common shares	1,829.1	$21,718	1,830.4	$21,221
Preferred Shares – Class A
Balance as at beginning of year	200.0	$5,000	190.0	$4,750
Shares issued[2]	14.0	350	30.0	750

Shares redeemed	–	–	(20.0)	(500)
Balance as at end of period – preferred shares	214.0	$5,350	200.0	$5,000
Treasury shares – common[3]
Balance as at beginning of year	2.1	$(144)	2.9	$(176)
Purchase of shares	71.5	(5,198)	110.6	(8,295)

Sale of shares	(72.9)	5,293	(111.4)	8,327
Balance as at end of period – treasury shares – common	0.7	$(49)	2.1	$(144)
Treasury shares – preferred[3]
Balance as at beginning of year	0.3	$(7)	0.3	$(7)
Purchase of shares	3.0	(69)	5.2	(129)

Sale of shares	(3.0)	70	(5.2)	129
Balance as at end of period – treasury shares – preferred	0.3	$(6)	0.3	$(7)

[1]

Includes 4.7 million shares issued for $342 million that form part of the consideration paid for Greystone, as well as 0.3 million shares issued for $24 million as share-based compensation to replace share-based payment awards of Greystone. Refer to Note 8 for a discussion on the acquisition of Greystone.

[2]

Non-Cumulative 5-Year Rate Reset Preferred Shares (non-viability contingent capital (NVCC)), Series 22 (the "Series 22 Shares") issued by the Bank on January 28, 2019, at a price of $25 per share, with quarterly non-cumulative cash dividends on these shares, if declared, payable at a per annum rate of 5.20% for the initial period ending April 30, 2024. Thereafter, the dividend rate will reset every five years equal to the then five-year Government of Canada bond yield plus 3.27%. Holders of these shares will have the right to convert their shares into non-cumulative NVCC Floating Rate Preferred Shares, Series 23, subject to certain conditions, on April 30, 2024, and on April 30 every five years thereafter. Holders of the Series 23 Shares will be entitled to receive quarterly floating rate dividends, if declared, at a rate equal to the three-month Government of Canada Treasury Bill yield plus 3.27%. The Series 22 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on April 30, 2024, and on April 30 every five years thereafter.

[3]	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

Normal Course Issuer Bid

As approved by the Board on May 22, 2019, the Bank announced its intention to initiate a normal course issuer bid (NCIB) for up to 20 million of its common shares, subject to the approval of OSFI and the Toronto Stock Exchange (TSX). The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

The Bank's previous NCIB, which was announced on April 19, 2018 and as amended on December 10, 2018, expired on April 12, 2019. The Bank repurchased an aggregate of 30 million common shares under its previous NCIB, at an average price of $74.29 per share for a total amount of $2.2 billion.

During the three and six months ended April 30, 2019, the Bank repurchased 5.5 million and 10 million common shares, respectively, under its previous NCIB at an average price of $75.30 and $72.75 per share, respectively, for a total amount of $414 million and $727 million, respectively.

During the year ended October 31, 2018, the Bank repurchased 20 million common shares under its previous NCIB at an average price of $75.07 per share for a total amount of $1.5 billion.

Non-Controlling Interests in Subsidiaries

Redemption of TD CaTS III Securities

On December 31, 2018, TD Capital Trust III, a subsidiary of the Bank, redeemed all of the outstanding TD Capital Trust III Securities – Series 2008 (TD CaTS III) at a price of $1 billion plus the unpaid distribution payable on the redemption date. TD CaTS III were included in Non-controlling interests in subsidiaries on the Interim Consolidated Balance Sheet.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 70

NOTE 14:  SHARE-BASED COMPENSATION

For the three and six months ended April 30, 2019, the Bank recognized compensation expense for stock option awards of $3.0 million and $6.3 million, respectively (three and six months ended April 30, 2018 – $3.4 million and $6.5 million, respectively).

During the three months ended April 30, 2019 and April 30, 2018, nil stock options were granted by the Bank at a weighted-average fair value of nil per option. During the six months ended April 30, 2019, 2.2 million stock options (six months ended April 30, 2018 – 1.9 million stock options) were granted by the Bank at a weighted-average fair value of $5.64 per option (April 30, 2018 – $6.28 per option).

The following table summarizes the assumptions used for estimating the fair value of options for the six months ended April 30.

Assumptions Used for Estimating the Fair Value of Options

(in Canadian dollars, except as noted)	For the six months ended
	April 30 2019	April 30 2018
Risk-free interest rate	2.03%	1.71%
Expected option life	6.3 years	6.3 years
Expected volatility[1]	12.64%	13.91%
Expected dividend yield	3.48%	3.50%

Exercise price/share price	$69.39	$72.64

[1]	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

NOTE 15:  EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank's principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans, for the three and six months ended April 30.

Employee Benefit Plans' Expenses
(millions of Canadian dollars)	Principal pension plans		Principal non-pension post-retirement benefit plan		Other pension and retirement plans[1]
	For the three months ended
	April 30 2019	April 30 2018	April 30 2019	April 30 2018	April 30 2019	April 30 2018
Net employee benefits expense
Service cost – benefits earned	$82	$101	$3	$4	$3	$2
Net interest cost on net defined benefit liability	(3)	2	5	5	8	8
Past service cost (credit)	–	–	–	–	2	–

Defined benefit administrative expenses	2	3	–	–	1	1
Total expense	$81	$106	$8	$9	$14	$11

	For the six months ended
	April 30 2019	April 30 2018	April 30 2019	April 30 2018	April 30 2019	April 30 2018
Net employee benefits expense
Service cost – benefits earned	$163	$203	$7	$8	$5	$5
Net interest cost on net defined benefit liability	(6)	4	10	9	16	15
Past service cost (credit)	–	–	–	–	2	(3)

Defined benefit administrative expenses	5	5	–	–	3	2
Total expense	$162	$212	$17	$17	$26	$19

[1]

Includes Canada Trust (CT) defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.

CASH FLOWS

The following table summarizes the Bank's contributions to its principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans during the three and six months ended April 30.

Plan Contributions
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2019	April 30 2018	April 30 2019	April 30 2018
Principal pension plans	$95	$71	$178	$190
Principal non-pension post-retirement benefit plan	4	4	8	7

Other pension and retirement plans[1]	10	7	19	16
Total	$109	$82	$205	$213

[1]

Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at April 30, 2019, the Bank expects to contribute an additional $175 million to its principal pension plans, $8 million to its principal non-pension post-retirement benefit plan, and $24 million to its other pension and retirement plans by the end of the fiscal year. However, future contribution amounts may change upon the Bank's review of current contribution levels during fiscal 2019.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 71

NOTE 16:  INCOME TAXES

The Canada Revenue Agency (CRA) and Alberta are denying certain dividend deductions claimed by the Bank. To date, the Bank has been reassessed for approximately $553 million of income tax and interest for the years 2011 to 2013. The Bank expects the CRA and Alberta to reassess the subsequent years on the same basis and that Québec will also reassess all open years. The Bank is of the view that its tax filing positions were appropriate and intends to challenge all reassessments.

NOTE 17:  EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank's basic and diluted earnings per share for the three and six months ended April 30.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	April 30 2019	April 30 2018	April 30 2019	April 30 2018
Basic earnings per share
Net income attributable to common shareholders	$3,110	$2,846	$5,442	$5,129

Weighted-average number of common shares outstanding (millions)	1,826.6	1,843.6	1,829.9	1,842.6
Basic earnings per share (Canadian dollars)	$1.70	$1.54	$2.97	$2.78
Diluted earnings per share
Net income attributable to common shareholders	$3,110	$2,846	$5,442	$5,129
Net income available to common shareholders including impact of dilutive securities	3,110	2,846	5,442	5,129
Weighted-average number of common shares outstanding (millions)	1,826.6	1,843.6	1,829.9	1,842.6
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	3.4	3.9	3.3	4.2
Weighted-average number of common shares outstanding – diluted (millions)	1,830.0	1,847.5	1,833.2	1,846.8
Diluted earnings per share (Canadian dollars)[1]	$1.70	$1.54	$2.97	$2.78

[1]	For the three and six months ended April 30, 2019 and April 30, 2018, no outstanding options were excluded from the computation of diluted earnings per share.

NOTE 18:  CONTINGENT LIABILITIES

Other than as described below, there have been no new significant events or transactions as previously identified in Note 27 of the Bank's 2018 Annual Consolidated Financial Statements.

LITIGATION

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions. The Bank establishes legal provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at April 30, 2019, the Bank's RPL is from zero to approximately $602 million (October 31, 2018 – from zero to approximately $763 million). The Bank's provisions and RPL represent the Bank's best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank's provisions and/or RPL to be significantly different from its actual or reasonably possible losses. For example, the Bank's estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the proceedings, some of which are beyond the Bank's control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminable damages.

In management's opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank's consolidated results of operations for any particular reporting period.

Stanford Litigation – On February 28, 2019, the Bank, along with the other bank defendants, filed a motion for judgment on the pleadings in the Official Stanford Investors Committee's case seeking dismissal of three claims (aiding and abetting fraud, aiding and abetting conversion, and aiding and abetting breach of fiduciary duty). The motion was fully briefed as of April 4, 2019. On May 3, 2019, two groups of plaintiffs comprising more than 950 individual investors in certificates of deposit issued by Stanford International Bank, Limited filed motions to intervene in the Official Stanford Investors Committee's case against the Bank and the other bank defendants. Discovery against the bank defendants is ongoing.

Overdraft Litigation – On February 1, 2019, the parties filed a Joint Notice of Settlement of all claims consolidated in MDL 2613 on a class-wide basis. Settlement is conditional on the parties reaching agreement on all material terms of a written agreement and court approval. In response to the Notice of Settlement, on February 4, 2019, the Court issued an order suspending all deadlines.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 72

Credit Card Fees – The trial of the British Columbia action is scheduled to proceed in October 2020.

Consumer Class Actions – The Bank, along with several other Canadian financial institutions, is a defendant in a number of matters brought by consumers alleging provincial and/or national class claims in connection with various fees, interest rate calculations, and credit decisions. The cases are in various stages of maturity. In one matter, the Bank is the sole defendant and a trial date has been scheduled for November 2020.

NOTE 19:  SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Refer to Note 29 of the Bank's 2018 Annual Consolidated Financial Statements for additional segment disclosures.

The following table summarizes the segment results for the three and six months ended April 30.

Results by Business Segment[1,2]
(millions of Canadian dollars)	Canadian Retail		U.S. Retail		Wholesale Banking[3]		Corporate[3]		Total
			For the three months ended
	April 30 2019	April 30 2018	April 30 2019	April 30 2018	April 30 2019	April 30 2018	April 30 2019	April 30 2018	April 30 2019	April 30 2018
Net interest income (loss)	$3,010	$2,781	$2,231	$1,977	$262	$272	$369	$368	$5,872	$5,398
Non-interest income (loss)	2,949	2,731	677	654	625	615	105	84	4,356	4,084
Total revenue[4]	5,959	5,512	2,908	2,631	887	887	474	452	10,228	9,482
Provision for (recovery of) credit losses	280	219	226	204	(5)	16	132	117	633	556
Insurance claims and related expenses	668	558	–	–	–	–	–	–	668	558
Non-interest expenses	2,481	2,232	1,527	1,488	597	516	643	601	5,248	4,837
Income (loss) before income taxes	2,530	2,503	1,155	939	295	355	(301)	(266)	3,679	3,531
Provision for (recovery of) income taxes	681	670	150	94	74	88	(132)	(106)	773	746
Equity in net income of an investment in TD Ameritrade	–	–	258	134	–	–	8	(3)	266	131
Net income (loss)	$1,849	$1,833	$1,263	$979	$221	$267	$(161)	$(163)	$3,172	$2,916

			For the six months ended
	April 30 2019	April 30 2018	April 30 2019	April 30 2018	April 30 2019	April 30 2018	April 30 2019	April 30 2018	April 30 2019	April 30 2018
Net interest income (loss)	$6,054	$5,606	$4,478	$3,917	$435	$601	$765	$704	$11,732	$10,828
Non-interest income (loss)	5,893	5,456	1,378	1,357	1,034	1,176	189	40	8,494	8,029
Total revenue[4]	11,947	11,062	5,856	5,274	1,469	1,777	954	744	20,226	18,857
Provision for (recovery of) credit losses	590	489	532	451	2	9	359	300	1,483	1,249
Insurance claims and related expenses	1,370	1,133	–	–	–	–	–	–	1,370	1,133
Non-interest expenses	5,565	4,543	3,138	2,935	1,199	1,042	1,201	1,178	11,103	9,698
Income (loss) before income taxes	4,422	4,897	2,186	1,888	268	726	(606)	(734)	6,270	6,777
Provision for (recovery of) income taxes	1,194	1,307	252	197	64	181	(234)	101	1,276	1,786
Equity in net income of an investment in TD Ameritrade	–	–	569	240	–	–	19	38	588	278
Net income (loss)	$3,228	$3,590	$2,503	$1,931	$204	$545	$(353)	$(797)	$5,582	$5,269
Total assets	$439,485	$415,518	$426,143	$405,115	$424,360	$403,775	$66,600	$59,428	$1,356,588	$1,283,836

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]

The retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

[3]	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
[4]	The impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 73

NOTE 20:  INTEREST INCOME AND EXPENSE

The following table presents interest income and interest expense by basis of accounting measurement. Please refer to Note 2 of the 2018 Annual Consolidated Financial Statements for the type of instruments measured at amortized cost and FVOCI.

(millions of Canadian dollars)		For the three months ended
	April 30, 2019		April 30, 2018
	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost	$7,289	$2,823	$6,214	$2,157

Measured at FVOCI	1,265	–	1,096	–
	8,554	2,823	7,310	2,157

Not measured at amortized cost or FVOCI[1]	1,719	1,578	1,299	1,054
Total	$10,273	$4,401	$8,609	$3,211

		For the six months ended
	April 30, 2019		April 30, 2018
	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost	$14,669	$5,751	$12,274	$4,107

Measured at FVOCI	2,570	–	2,137	–
	17,239	5,751	14,411	4,107

Not measured at amortized cost or FVOCI[1]	3,578	3,334	2,506	1,982
Total	$20,817	$9,085	$16,917	$6,089

[1]	Includes interest income, interest expense, and dividend income for financial instruments that are measured or designated at fair value through profit or loss and equities designated at FVOCI.

NOTE 21:  REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

During the six months ended April 30, 2019, the Bank complied with the OSFI Basel III guidelines related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI's target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks designated as domestic systemically important banks (D-SIBs) includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively. In addition, on June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffers through the introduction of the public Domestic Stability Buffer, which is held by D-SIBs against Pillar 2 risks. The current buffer is set at 1.75% of total risk-weighted assets (RWA) and must be met with CET1 Capital, effectively raising the CET1 target to 9.75%.

The following table summarizes the Bank's regulatory capital positions as at April 30, 2019 and October 31, 2018.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	April 30 2019	October 31 2018
Capital
Common Equity Tier 1 Capital	$54,269	$52,389
Tier 1 Capital	61,008	59,735
Total Capital	71,620	70,434
Risk-weighted assets used in the calculation of capital ratios[1]
Common Equity Tier 1 Capital	$452,267	$435,632
Tier 1 Capital	452,267	435,780
Total Capital	452,267	435,927
Capital and leverage ratios
Common Equity Tier 1 Capital ratio[1]	12.0%	12.0%
Tier 1 Capital ratio[1]	13.5	13.7
Total Capital ratio[1]	15.8	16.2

Leverage ratio	4.2	4.2

[1]

In accordance with the final Capital Adequacy Requirements guideline, the Credit Valuation Adjustment (CVA) capital charge has been phased in until the first quarter of 2019. Each capital ratio has its own RWA measure due to the OSFI prescribed scalar for inclusion of the CVA. For fiscal 2019, the corresponding scalars are all 100%. For fiscal 2018, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 80%, 83%, and 86%, respectively.

NOTE 22:  RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the "Managing Risk" section of the MD&A relating to market, liquidity, and insurance risks are an integral part of the Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 74

NOTE 23: SUBSEQUENT EVENTS

Normal Course Issuer Bid

As approved by the Board on May 22, 2019, the Bank announced its intention to initiate an NCIB for up to 20 million of its common shares, subject to the approval of OSFI and the TSX. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 75

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or

www.astfinancial.com/ca.en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare
P.O. Box 505000

Louisville, KY 40233, or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on May 23, 2019. The call will be audio webcast live through TD's website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the second quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2019.jsp on May 23, 2019, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor/qr_2019.jsp. Replay of the teleconference will be available from 3:30 p.m. ET on May 23, 2019, until 11:59 p.m. ET on Thursday, June 20, 2019 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 4990143#.

TD BANK GROUP • SECOND QUARTER 2019 • REPORT TO SHAREHOLDERS	Page 76